    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 1994

                                                       REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        CARTER HAWLEY HALE STORES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          94-0457907
             (STATE OF INCORPORATION)                     (I.R.S. EMPLOYER IDENTIFICATION NO.)

                            3880 NORTH MISSION ROAD
                         LOS ANGELES, CALIFORNIA 90031
                                 (213) 227-2000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

         MARC E. BERCOON, ESQ., GENERAL COUNSEL AND CORPORATE SECRETARY
                        CARTER HAWLEY HALE STORES, INC.
                            3880 NORTH MISSION ROAD
                         LOS ANGELES, CALIFORNIA 90031
                                 (213) 227-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

           It is requested that copies of communications be sent to:

               ERIC H. SCHUNK, ESQ.                           SANDRA A. SEVILLE-JONES, ESQ.
          MILBANK, TWEED, HADLEY & MCCLOY                        MUNGER, TOLLES & OLSON
        601 SO. FIGUEROA STREET, SUITE 3000                       355 SO. GRAND AVENUE
           LOS ANGELES, CALIFORNIA 90017                      LOS ANGELES, CALIFORNIA 90071
                  (213) 892-4000                                     (213) 683-9100

                            ------------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALES TO THE PUBLIC:
         AT SUCH TIME OR TIMES ON AND AFTER THE EFFECTIVE DATE OF THIS
          REGISTRATION STATEMENT AS THE SELLING HOLDERS MAY DETERMINE.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------
                                                                            PROPOSED            PROPOSED
                TITLE OF CLASS OF                        AMOUNT              MAXIMUM             MAXIMUM            AMOUNT OF
                 SECURITIES TO BE                         TO BE          OFFERING PRICE         AGGREGATE         REGISTRATION
                    REGISTERED                         REGISTERED          PER UNIT(1)      OFFERING PRICE(1)          FEE
- ------------------------------------------------------------------------------------------------------------------------------
6 1/4% Convertible Senior Subordinated Notes due
  2000............................................    $143,750,000            100%            $143,750,000         $49,569.31
- ------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share(2)........     11,792,453              --                  --                  --
- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457 (i) of Regulation C under the Securities Act of 1933.

(2) Such number represents the number of shares of Common Stock as are initially issuable upon conversion of the 6 1/4% Convertible Senior Subordinated Notes due 2000 registered hereby and, pursuant to Rule 416 under the Securities Act of 1933, such indeterminate number of shares of Common Stock as may be issued from time to time upon conversion of the Notes by reason of adjustment of the conversion price in certain contingencies outlined in the Prospectus.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION DATED JANUARY 7, 1994
PROSPECTUS

$143,750,000                                                              [LOGO]

CARTER HAWLEY HALE STORES, INC.
6 1/4% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2000

This Prospectus relates to the 6 1/4% Convertible Senior Subordinated Notes due 2000 (the "Notes") of Carter Hawley Hale Stores, Inc. (the "Company") and the shares of the Company's common stock, par value $.01 per share ("Common Stock"), issuable upon conversion of the Notes. The Notes were issued and sold on December 21, 1993 (the "Original Offering"), in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), to persons reasonably believed by the initial purchaser of the Notes to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act), other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or in transactions complying with the provisions of Regulation S under the Securities Act. The Notes and the Common Stock issuable upon conversion thereof may be offered and sold from time to time by such holders or by their transferees, pledgees, donees or their successors (collectively, the "Selling Holders") pursuant to this Prospectus. The Registration Statement of which this Prospectus is a part has been filed with the Securities and Exchange Commission pursuant to a registration rights agreement entered into in connection with the Original Offering.

The Notes will mature on December 31, 2000. Interest on the Notes will be paid semi-annually on December 31 and June 30 of each year, commencing June 30, 1994. The Notes are convertible at the option of the holder thereof at any time after 90 days following the date of original issuance thereof and prior to maturity, unless previously redeemed, into shares of Common Stock of the Company, at a conversion price of $12.19 per share, subject to adjustment in certain events. On January 6, 1994, the last reported sale price of the Company's Common Stock on the New York Stock Exchange (symbol "CHH") was $9.00 per share.

The Notes are redeemable at the option of the Company, in whole or in part, at any time on and after December 31, 1998, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest. The Notes do not provide for any sinking fund. Upon a Change in Control (as defined), holders of the Notes will have the right, subject to certain restrictions and conditions, to require the Company to purchase all or any part of the Notes at the principal amount thereof together with accrued and unpaid interest to the date of purchase.

The Notes are unsecured obligations of the Company and (i) are subordinate in right of payment to all existing and future Senior Debt (as defined) of the Company and (ii) rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness (as defined). On January 1, 1994, the Company had approximately $901.7 million of Senior Debt outstanding.

The Notes and the Common Stock issuable upon conversion of the Notes may be sold by the Selling Holders from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution." If required, the names of any such agents or underwriters involved in the sale of the Notes and the Common Stock issuable upon conversion of the Notes in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount, if any, will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement").

The Selling Holders will receive all of the net proceeds from the sale of the Notes and the Common Stock issuable upon conversion of the Notes and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Notes and the Common Stock issuable upon conversion of the Notes. The Company is responsible for payment of all other expenses incident to the offer and sale of the Notes and the Common Stock issuable upon conversion of the Notes.

The Selling Holders and any broker-dealers, agents or underwriters which participate in the distribution of the Notes and the Common Stock issuable upon conversion of the Notes may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them or purchase by them of the Notes and Common Stock issuable upon conversion of the Notes at a price less than the initial price to the public may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements.

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "INVESTMENT CONSIDERATIONS."
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
               CRIMINAL OFFENSE.

                            ------------------------

The date of this Prospectus is           , 1994.

                             AVAILABLE INFORMATION

     The Company is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Securities and Exchange Commission ("the Commission"). Any reports, proxy statements, information statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and 13th Floor, Seven World Trade Center, New York, New York 10048, and copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") and the Pacific Stock Exchange. The Company files the reports, proxy and information statements and other information described above with the NYSE, and such material may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein together with all amendments and exhibits thereto, called the "Registration Statement") under the Securities Act of 1933, as amended (the "Act") with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement and the exhibits filed or incorporated as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements contained in this Prospectus as to the contents of any documents referred to are not necessarily complete, and, in each such instance, are qualified in all respects by reference to the applicable documents filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus:

          (a) The Company's Annual Report on Form 10-K for the fifty-two week period ended January 30, 1993, as amended by the Company's Annual Report on Form 10-K/A No. 1 dated May 14, 1993;

          (b) The Company's Quarterly Reports on Form 10-Q for the thirteen-week period ended May 1, 1993, the thirteen-week period ended July 31, 1993, and the thirteen-week period ended October 30, 1993;

          (c) The Company's Current Reports on Form 8-K, dated October 25, 1993, November 8, 1993 and December 21, 1993; and

          (d) The description of the Common Stock of the Company contained in its Registration Statement on Form 8-A (File No. 1-8765), dated August 13, 1992, as amended by Amendment No. 1 on Form 8, dated September 10, 1992 and any amendment or report filed with the Commission for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of securities hereunder, shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of the filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than certain exhibits). Requests for such copies should be directed to:
Carter Hawley Hale Stores, Inc., 3880 North Mission Road, Los Angeles, California 90031. Attention: Marc E. Bercoon, Esq., telephone (213) 227-2000.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus, which should be read in its entirety. Prospective investors should carefully consider matters discussed under the caption "Investment Considerations." Unless the context otherwise requires, references to the "Company" include Carter Hawley Hale Stores, Inc. and its subsidiaries.

                                  THE COMPANY

     The Company is one of the leading operators of department stores in California and the Southwestern United States. Organized in 1896, the Company currently operates 83 department stores under the names The Broadway, Emporium and Weinstocks. The Company generates approximately 50% of its sales from Southern California, 40% of its sales from Northern California and 10% of its sales from four other states in the Southwest. The management of the Company (the "Management") believes the Company enjoys a number of significant strengths including convenient store locations, a loyal customer base and an advanced management information system. The Company emerged from bankruptcy, pursuant to a plan of reorganization on October 8, 1992. In July, 1993, the Company completed a public offering of the Company's Common Stock with net proceeds of $147.5 million. As of January 1, 1994, Zell/Chilmark Fund, L.P. ("Zell/Chilmark") owned approximately 54.5% of the outstanding Common Stock of the Company.

     David L. Dworkin joined the Company as its President and Chief Executive Officer on March 24, 1993. Prior to joining the Company, he served as Chairman and Chief Executive Officer of London-based retailer BhS (British Home Stores), a division of Storehouse PLC ("Storehouse"), from November 1989 until July 1992, and as Group Chief Executive of Storehouse from July 1992 until joining the Company. During the time he was at BhS and Storehouse, BhS refocused its merchandise assortment, strengthened its merchandising organization, remodeled 64 of its 137 stores and substantially reduced its supplier base. Mr. Dworkin has in excess of 25 years experience in the retailing industry. In addition, as part of the process of building a strong management team, Mr. Dworkin has either hired or promoted six new senior executive officers since May 1993.

                               BUSINESS STRATEGY

     Under David Dworkin's leadership, the Company has begun the process of transforming itself into a focused, value-oriented retail operation with a merchandising strategy and a customer base that reflects the demographic, ethnic and life-style diversity of California and the Southwest. Toward this goal, the Company is in the process of implementing, or has already implemented, strategies to improve the merchandise offerings, remodel the stores, improve inventory management, refocus marketing efforts, improve the selling culture and reduce costs. The specific strategies are described below.

     Improve Merchandise Offerings: The Company is adjusting its merchandise assortments toward faster-turning, higher profit core merchandise categories which include women's and men's apparel, accessories, women's shoes, cosmetics and soft home goods. Management believes the Company's increased offering of private label products across the merchandise spectrum will enhance this strategy and assist the Company in differentiating both its product lines and its image in the marketplace. Furthermore, the Company's newly implemented everyday value pricing strategy currently offers over 17% of the Company's merchandise at "value" prices. Management believes this value image coupled with broad assortments in staple items, differentiation of the Company's product line, the rapid flow of merchandise to the selling floor and minimization of out-of-stock items allows the Company to present an authoritative and competitive merchandising image. During the second half of 1993, Mr. Dworkin recruited and put in place a new merchandising team of key executives in core business areas. Management expects that the Company will not realize the full benefits of its new merchandising strategy until 1994 and beyond.

     Remodel the Stores: To create an appealing shopping environment, the Company intends to spend approximately $336 million on capital expenditures over the next three years, consisting of $276 million to remodel and/or reallocate space within at least 40 of its 83 stores and $60 million for maintenance capital expenditures. The goal of the remodeling program is to increase the space allocated to core merchandise, increase selling square footage, improve merchandise presentation and facilitate more efficient customer service, and modernize the stores. The Company began the remodeling program in 1993 by completing 58 quick-win capital investments at a cost of $17.4 million and investing an additional $12.5 million on new fixtures to enhance merchandising and displays. (Quick-win investments involve the installation of vendor shops and low cost upgrade and reallocation of selling space without significant relocation of walls and fixtures.) The Company also created a "model store" space distribution floor plan in concert with the new merchandising strategy. This space redistribution/remodel plan will be the foundation of the capital expenditure program and will be implemented in the Company's stores over the next three years in conjunction with the introduction of new fixtures to maximize merchandise presentation and capacity.

     Improve Inventory Management: To continuously provide a fresh flow of new goods to the selling floor, increase inventory turnover and reduce markdowns, the Company has implemented a new inventory management strategy. Since 1992, the Company has reduced the number of its vendors by over 40%, thereby becoming more important to the remaining vendors. The Company has also expanded vendor participation in its quick response inventory replenishment program to reduce purchase lead-time, maintain a faster and more continuous flow of merchandise and facilitate automatic replenishment of staple items. In addition, the Company has entered into strategic alliances with vendors in which vendors cooperate with respect to assortment, marketing, visual presentation and sales promotion. Coupled with more effective vendor relationships, the Company has implemented a new receipt-based internal inventory management system which is designed to improve the efficiency of its inventory management through a new focus on receipt flow, gross margin return on investment and timely markdowns to insure the freshness of its merchandise offerings. This system has already resulted in an improvement in the aging of the Company's inventory and a reduction in the weeks of supply on hand. Management believes this new inventory management system will allow the Company to continue to improve its inventory turns and decrease its weeks of supply on hand.

     Refocus Marketing Efforts: To present a focused image to its customers, the Company has redirected its marketing efforts to create a research-based marketing strategy that is fully integrated with both the merchandising and store operations functions. To this end, the Company has created a customer database through the use of both proprietary internal information and externally available information which enables the Company to identify its target customers by region and to tailor its marketing and merchandising strategy to best serve that customer base. In addition, in order to increase the number of target customers, the Company is pursuing a strategy of marketing to the ethnically diverse population of California and the Southwest through the use of targeted marketing programs and bilingual sales associates, signage and advertising.

     Improve the Selling Culture: The Company is in the process of creating a new selling culture. This new culture is customer driven, competitive and focuses on improving productivity and providing an improved shopping environment. To accomplish these goals, the Company is recruiting talented store personnel, improving customer service and sales training and redesigning the compensation structure to align more closely the sales associates' incentives with the customer service goals.

     Reduce Costs: The consolidation of operations to date has significantly reduced the Company's expense infrastructure. Furthermore, in September 1993, the Company completed an Activity Value Analysis ("AVA") program. This program was designed to evaluate the importance and value of all activities within each of its areas of operation and identify duplicative and low value-added functions, potential staff reductions and other actions which would improve efficiency. This review yielded more than 1,500 cost-saving ideas and identified approximately $40 million of annual expense reductions. The Company began implementing these measures earlier this year and expects to complete their implementation in 1995. Management believes the implementation of these measures will result in incremental annual savings of $7.0 million in 1993, $30 million in 1994 and $3.0 million in 1995. Management intends to invest some of the annual savings generated by the expense reductions in programs designed to improve the Company's sales and marketing efforts. In addition to the above-mentioned cost savings, the Company continually strives for ways to control expenses and expects to develop further cost efficiencies.

     The Company's principal place of business is located at 3880 North Mission Road, Los Angeles, California 90031; telephone (213) 227-2000.

                              RECENT DEVELOPMENTS

     In July 1993 the Company raised net proceeds of $147.5 million in a public offering of its Common Stock to fund its business strategy, including the remodeling and upgrading of stores. As a result of the implementation of its business strategy, the Company has incurred significant one-time charges. These charges included a $25 million charge in connection with the AVA program (which is expected to achieve $40 million in annual expense reductions by 1995) and $18 million of inventory clearance markdowns designed to upgrade the Company's merchandise offerings ($6 million of which is expected to be incurred in the fourth quarter). In addition, during fiscal 1993, the Company expects that it will expend $60 million on its capital expenditure program, $66 million on cash interest payments, $20 million on additional working capital and $14 million to repay debt. The Company believes that cash flow from operations, amounts available under its credit facilities and the proceeds from the Original Offering will enable it to implement the major elements of its business strategy. However, the Company continuously evaluates increasing or decreasing the number of stores, the terms of its credit facilities and other operating and financing alternatives.

                                  THE OFFERING


Issue...............  $143,750,000 principal amount of 6 1/4% Convertible Senior
                        Subordinated Notes due 2000.

Maturity............  December 31, 2000.

Interest Payment
  Dates.............  December 31 and June 30 of each year, commencing June 30,
                        1994.

Conversion..........  The Notes, unless previously redeemed, are convertible at the option of the holder at any time after 90 days following the date of original issuance thereof and prior to maturity into shares of Common Stock at a conversion price of $12.19 per share, subject to adjustment in certain events. See "Description of the Notes -- Conversion."

Optional Redemption.  The Notes may be redeemed, at the Company's option, in whole or from time to time in part, on and after December 31, 1998, at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date of redemption. See "Description of the Notes -- Optional Redemption."

Ranking.............  The Notes are unsecured obligations of the Company and (i)
                        are subordinate in right of payment to all existing and future Senior Debt (as defined) of the Company and (ii) rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness (as defined). On January 1, 1994, the Company had approximately $901.7 million of Senior Debt outstanding.

Change in Control...  Upon a Change in Control (as defined), holders of the
                        Notes will have the right, subject to certain restrictions and conditions, to require the Company to purchase all or any part of their Notes at the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase. See "Description of the Notes -- Change in Control."

Use of Proceeds...... The Net Proceeds from the Original Offering were used by the Company to make capital available to fund the Company's business strategy, including the modernization of the Company's stores, and, until such capital expenditures are made, to the repayment of certain amounts outstanding under the Company's credit facilities. The Company will not receive any proceeds from the Sale of Notes and/or Common Stock offered pursuant to this Prospectus. See "Use of Proceeds" and "Selling Holders."

       SUMMARY OF CONSOLIDATED FINANCIAL DATA AND CERTAIN OPERATING DATA

     The following table presents summary consolidated financial data and certain operating data of the Company as of and for the 52-week periods ended January 30, 1993, February 1, 1992 and February 2, 1991 and for the 39-week periods ended October 30, 1993 and October 31, 1992. The financial data has generally been derived from the Company's consolidated financial statements. The following financial and other operating data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the consolidated financial statements included in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the related summaries of significant accounting policies and financial review contained therein and the other information contained elsewhere in this Prospectus.

                                                                            FOR THE PERIOD ENDED
                                                -----------------------------------------------------------------------------
                                                OCTOBER 30,     OCTOBER 31,      JANUARY 30,      FEBRUARY 1,     FEBRUARY 2,
                                                   1993            1992            1993(1)           1992            1991
                                                (39 WEEKS)      (39 WEEKS)       (52 WEEKS)       (52 WEEKS)      (52 WEEKS)
                                                -----------     -----------      -----------      -----------     -----------
                                                                        (DOLLAR AMOUNTS IN MILLIONS,
                                                                    EXCEPT SALES PER GROSS SQUARE FOOT)
EARNINGS DATA
Sales.........................................   $ 1,387.1       $ 1,405.3        $ 2,137.8        $ 2,127.9       $ 2,532.7
Finance charge revenue........................        60.0            61.9             82.7             94.0           110.7
Cost of goods sold, including occupancy and
  buying costs................................     1,049.8         1,065.6          1,577.0          1,581.1         1,885.1
Selling, general and administrative
  expenses....................................       393.3           397.6            572.6            570.5           681.6
Other expense, net(2).........................        25.0              --               --               --            17.6
                                                -----------     -----------      -----------      -----------     -----------
Earnings (loss) from operations before
  interest expense, reorganization income
  (costs) and income taxes ("EBIT")...........       (21.0)            4.0             70.9             70.3            59.1
Interest expense, net.........................        63.8            67.3             89.8            102.3           145.0
                                                -----------     -----------      -----------      -----------     -----------
Loss from operations before reorganization
  income (costs) and income taxes.............       (84.8)          (63.3)           (18.9)           (32.0)          (85.9)
Reorganization income (costs)(3)..............          --           884.1            884.1           (138.1)          (40.0)
                                                -----------     -----------      -----------      -----------     -----------
Earnings (loss) from operations before income
  taxes.......................................       (84.8)          820.8            865.2           (170.1)         (125.9)
Income tax benefit (expense)..................         6.9             6.8             (9.8)              --            26.3
                                                -----------     -----------      -----------      -----------     -----------
Earnings (loss) from operations...............       (77.9)          827.6            855.4           (170.1)          (99.6)
Extraordinary income (costs) and changes in
  accounting(4)...............................          --           323.2            323.2            (46.9)          (20.1)
                                                -----------     -----------      -----------      -----------     -----------
Net earnings (loss)...........................   $   (77.9)      $ 1,150.8        $ 1,178.6        $  (217.0)      $  (119.7)
                                                -----------     -----------      -----------      -----------     -----------
                                                -----------     -----------      -----------      -----------     -----------
OTHER DATA
Depreciation and amortization.................   $    25.0       $    30.7        $    38.5        $    43.6       $    42.6
Capital expenditures..........................   $    39.7       $    19.6        $    38.2        $    34.8       $    80.6
Gross square footage at period end (in
  thousands)..................................      15,177          15,842           15,177           15,995          16,156
Sales per gross square foot(5)................         N/A             N/A        $     137        $     133       $     145
Comparative store sales gain (decrease).......         1.8%           (1.3)%            0.9%            (9.9)%          (2.3)%
Number of stores..............................          83              87               83               88              89
Inventory turnover............................         N/A             N/A              2.1x             2.1x            2.2x
BALANCE SHEET DATA
Working capital...............................   $   674.3       $   602.2        $   701.5        $   628.3       $   978.1
Total assets..................................   $ 1,869.4       $ 1,866.2        $ 1,912.9        $ 1,667.7       $ 1,755.4
Liabilities subject to settlement under
  reorganization proceedings..................   $      --       $      --               --        $   598.3       $   598.6
Receivables based financing...................   $   388.7       $   398.0        $   467.6        $   489.3       $   633.8
Other long-term debt and capital lease
  obligations.................................   $   559.8       $   566.7        $   563.2        $   508.4       $   515.3
Stockholders' equity (deficit)................   $   445.3       $   344.9        $   374.8        $  (508.5)      $  (272.6)

- ---------------
(1) Upon emergence from bankruptcy, the Company adopted the principles of fresh start reporting as of October 3, 1992 to reflect the impact of the reorganization. The 52-week period ended January 30, 1993 is thus comprised of the 35 weeks ended October 3, 1992 and the 17 weeks ended January 30, 1993. In addition, the 39-week period ended October 31, 1992 is comprised of the 35 weeks ended October 3, 1992 and the 4 weeks ended October 31, 1992. As a result of the application of fresh start reporting, the financial condition and results of operations of the Company for dates and periods subsequent to October 3, 1992 are not necessarily comparable to those prior to October 3, 1992.

(2) Includes a $25.0 million charge for costs to implement the Company's strategic plan which is designed to streamline the Company's organizational structure, in the 39-week period ended October 30, 1993, and a $30.0 million gain on sale of the Company's Thalhimer Brothers, Inc. subsidiary ("Thalhimers") and a $47.0 million provision for consolidation programs in the 52-week period ended February 2, 1991.

(3) Includes income of $906.4 million resulting from adjustments to reflect the revaluation of assets and liabilities as a result of the application of fresh start reporting, $13.8 million in costs directly related to the reorganization, and $8.5 million in adjustments to the provision for disputed claims in the 52-week period ended January 30, 1993; $65.0 million provision for consolidation, $29.4 million in costs related to the reorganization, $25.0 million in adjustments to the provisions for disputed claims, a $9.7 million charge for unamortized costs on subordinated debt, and $9.0 million of adjustments to the carrying value of assets in the 52-week period ended February 1, 1992; and a $40.0 million provision for store closings in the 52-week period ended February 2, 1991.

(4) Includes an extraordinary gain on debt discharge of $304.4 million and income from a change in accounting for income taxes of $18.8 million for the 52-week period ended January 30, 1993; a charge for a change in accounting for post-retirement medical benefits of $30.0 million and an extraordinary charge of $16.9 million for costs relating to early retirements of debt for the 52-week period ended February 1, 1992; and extraordinary charges of $14.1 million for costs relating to early retirements of debt and $6.0 million for uninsured losses associated with the October 1989 San Francisco earthquake for the 52-week period ended February 2, 1991.

(5) Based on sales for stores open at each period end.

                           INVESTMENT CONSIDERATIONS

     The Notes offered hereby are subject to a number of material risks and other investment considerations, including those summarized below. These risks and investment considerations should be carefully considered by prospective investors.

LEVERAGE; RESTRICTIVE COVENANTS AND OTHER TERMS OF INDEBTEDNESS

     The Company has consolidated indebtedness that is greater than its stockholders' equity. See "Capitalization." This degree of leverage increases the Company's vulnerability to adverse general economic and retailing industry conditions and to increased competitive pressures, including pricing pressure from better capitalized competitors. The Indenture (as hereafter defined) and the other debt instruments to which the Company is a party contain a number of restrictive covenants, including covenants limiting capital expenditures, incurrence of debt and sales of assets and prohibiting the payment of dividends on the Company's Common Stock. In addition, under certain of its debt instruments, the Company is required to achieve certain minimum levels for net cash flows, earnings before interest, taxes, depreciation and amortization, and other financial measures. See "Indebtedness of the Company." In the event that the Company fails to comply with the financial covenants and certain other covenants associated with the Company's debt instruments, the Company will be in default under those debt instruments, which could result in the acceleration of all of the Company's indebtedness and other obligations. The Company's ability to comply with such covenants could be affected by lower than anticipated margins or sales and there can be no assurance that the Company would be able to obtain amendments to such covenants should this occur. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources." In addition, in the event of such a default, the creditors to certain debt instruments could proceed against collateral securing such debt, which includes substantially all of the Company's assets. As a result of the Company's continuing substantial indebtedness, restrictive covenants and other terms of its debt instruments, the Company's ability to obtain additional financing in the future, make acquisitions, complete its planned capital expenditure program or take advantage of significant business opportunities could be impaired.

OPERATING LOSSES; CHANGES IN OPERATIONS

     The Company reported losses from operations before reorganization income (costs) and income taxes for the 52-week periods ended January 30, 1993, February 1, 1992 and February 2, 1991 of $18.9 million, $32.0 million and $85.9 million, respectively, and for the 39-week period ended October 30, 1993 of $84.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company emerged from bankruptcy pursuant to a plan of reorganization ("POR") on October 8, 1992 (the "Emergence Date"). See "Business -- Recapitalization." Recently, the Company has implemented measures designed to reduce operating costs, has hired new senior management and is in the process of implementing a new business strategy intended to improve the overall operating performance of the Company. Seven of the Company's nine executive officers have either joined the Company or were promoted to their present positions since February 1993. See "Business -- Business Strategy." No assurance can be given that such measures will be successful or that the Company will not continue to incur losses in subsequent periods. Losses could negatively affect working capital and the extension of credit to the Company's suppliers by the factor community, significantly impair the Company's ability to reduce or refinance existing indebtedness and impact the Company's ability to implement its strategic plan.

     The Company does not, as a matter of policy, publish projections covering future performance. However, in connection with the consummation of the POR, the Company was required by law to include certain projections in its disclosure statement to establish the viability of the POR. Those projections were prepared in early 1992. With the introduction of new management and the implementation of its business strategy, along with other factors, the Company believes that the projections it prepared in connection with its emergence from bankruptcy are not necessarily indicative of future performance.

SUBORDINATION

     The Notes are unsecured and subordinate in right of payment to all existing and future Senior Debt of the Company, including the Credit Facility. In the event of the Company's insolvency or liquidation, or upon acceleration of the Senior Debt, the holders of the Senior Debt must be paid in full before holders of the Notes may be paid. Furthermore, payment on the Notes may not be permitted if a default exists on the Senior Debt. On January 1, 1994, the Company had approximately $901.7 million of Senior Debt outstanding. The Company may incur additional Senior Debt to the extent permitted by the terms of such Senior Debt. See "Indebtedness of the Company -- Credit Facility" and "Description of the Notes -- Subordination of Notes." In addition, substantially all of the Company's assets have been pledged to secure indebtedness of the Company. In the event of the Company's insolvency or liquidation, the claims of the secured lenders would have to be satisfied out of such collateral before any such assets would be available to pay claims of the Company's other debtholders, including holders of the Notes. See "Indebtedness of the Company."

CONSEQUENCES OF FURTHER EQUITY OFFERINGS

     The Company could make additional sales of equity securities. Depending on market conditions and other factors, the effect of such equity offerings could be to cause a dilution with respect to the holders of the Common Stock.

DEPENDENCE ON KEY PERSONNEL

     The development and operation of the Company depends significantly upon the continued efforts of David L. Dworkin, the Company's President and Chief Executive Officer. He joined the Company in March 1993 and has a three-year employment agreement with the Company, which includes a provision permitting him to terminate the agreement in the event of a change of control. See
"Management -- Employment Agreements." The loss of David Dworkin's services could have an adverse effect upon the Company's operations.

ISSUANCE OF ADDITIONAL SHARES FOR DISPUTED CLAIMS

     Notwithstanding the confirmation and effectiveness of the POR, the bankruptcy court continues to have jurisdiction to, among other things, resolve disputed prepetition claims against the Company and to resolve other matters that may arise in connection with or relate to the POR. The terms of the POR require the Company to exchange .046 shares of Common Stock for each $1.00 of allowed general unsecured claims. As of January 1, 1994, $52.9 million of disputed claims remained outstanding. Management believes such claims will ultimately be allowed upon settlement or litigation for approximately $19.0 million, for which the Company has reserved approximately 1.0 million shares. Management believes that reserved shares of Common Stock will be sufficient to meet the Company's obligations to such claim holders. If all disputed claims were allowed in full, such claim holders would be entitled to a total of 2.4 million shares of Common Stock, compared to the 1.0 million shares reserved, resulting in dilution to holders of the outstanding Common Stock of approximately 3%. In addition, the Company has reserved approximately 0.2 million shares for preconfirmation stockholders of the Company who have not yet claimed the distribution of Common Stock to which they were entitled under the POR. The total of 1.2 million shares is included in the Company's outstanding Common Stock. In addition, 0.2 million warrants to purchase Common Stock (the "Warrants") remain issuable to certain preconfirmation stockholders pursuant to the POR. There are no contractual restrictions on the resale of any of these securities issuable pursuant to the POR. Such securities may be sold into a public market without restriction at any time, potentially resulting in an adverse effect on the market for, or the market price of, shares of Common Stock. See "Business -- Legal Proceedings -- Chapter 11 Proceedings; Unresolved Claims."

COMPETITIVE CONDITIONS; REGULATION; SEASONALITY; REGIONAL CONCENTRATIONS

     The retailing industry, in general, and the department store business, in particular, are highly competitive. The Company's stores compete with the other department stores in the geographic areas in which they operate and also with numerous other types of retail outlets, including specialty stores, general merchandise stores, and off-price and discount stores. Some of the retailers with which the Company competes have substantially greater financial resources than the Company. See "Business -- Competition." In addition, the Company's proprietary credit card operations are subject to legal and regulatory requirements which, if changed, could adversely affect the Company's results of operations. See "Business -- Proprietary Credit Card Operations."

     The department store business is seasonal in nature with a high proportion of sales and operating income generated in November and December. Working capital requirements fluctuate during the year, increasing somewhat in late Summer in anticipation of the Fall merchandising season and increasing substantially at the outset of the holiday season as significantly higher inventory levels are necessary. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

     In addition, approximately 90% of the Company's sales are generated by its stores located in California. As a result, the Company's sales are very sensitive to fluctuations in the level of economic activity in California. The California economy has remained in a recession longer than the economy in many other portions of the United States. The current recession has had an adverse effect on the Company's revenues and operating results and there can be no assurance it will not continue to do so.

MAJORITY STOCKHOLDER; RESTRICTED STOCK

     As of January 1, 1994 Zell/Chilmark owned approximately 24.8 million shares or 54.5% of the outstanding Common Stock. Zell/Chilmark, therefore, may control the election of the Company's directors and may be able to effect amendments to the Company's Certificate of Incorporation or a merger, sale of assets, "going private," or other corporate transactions. Under the Company's Amended and Restated Certificate of Incorporation, at least two members of the Company's Board of Directors must be neither members of the Company's management nor designated by Zell/Chilmark or any of its affiliates.

     Any transactions involving shares of Common Stock owned by Zell/Chilmark or First Plaza Group Trust ("First Plaza"), which owns 2.5 million shares of the Common Stock, may have an adverse effect on the market for, or the market price of, the Common Stock. See "Security Ownership of Certain Persons." Such shares may be sold in the public market, subject to the volume limitations and other conditions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or the filing of a registration statement with the Securities and Exchange Commission.

MARKET FOR THE NOTES

     The Company does not intend to list the Notes for trading on any exchange. Accordingly, there can be no assurance as to the development or liquidity of any market that may develop for the Notes.

                                USE OF PROCEEDS

     The Selling Holders will receive all of the net proceeds from the Notes sold pursuant to this Prospectus and the Common Stock issuable upon conversion thereof sold pursuant to this Prospectus.

     The net proceeds to the Company from the Original Offering were approximately $137.9 million. The Original Offering was principally intended to make capital available for the execution of the Company's business strategy including the remodeling and upgrading of stores. Pending such expenditures, the Company has applied the net proceeds of the Original Offering (i) to repay indebtedness outstanding under the Company's $225.0 million credit facility (as heretofore amended, the "Credit Facility"), (ii) to repay a portion of the Company's credit card receivables securitization facility (the "Receivables Facility"), and (iii) for other general corporate purposes.

     The interest rate on borrowings under the Credit Facility was 7.5% at January 1, 1994 and borrowings thereunder are repayable on or before October 31, 1995. The interest rate on borrowings under the Receivables Facility was 4.5% at January 1, 1994 and borrowings thereunder are repayable on or before October 8, 1995. As of January 1, 1994, no advances were outstanding under the Credit Facility and $337.1 million was outstanding under the Receivables Facility. See "Indebtedness of the Company."

     Upon consummation of the Original Offering and the application of the net proceeds, the Company did not have any outstanding indebtedness under the Credit Facility. The Company expects to utilize certain of the available borrowing capacity under the Credit Facility and Receivables Facility not needed for seasonal working capital requirements to implement its business strategy, including the remodeling and upgrading of stores.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol CHH. The following table sets forth, for the indicated periods, the high and low last reported sale prices per share of the Common Stock after the Emergence Date as furnished by the New York Stock Exchange. See "Business -- Recapitalization."

                                                                               COMMON STOCK
                                                                               -------------
                                                                               HIGH     LOW
                                                                               ----     ----
        9-week period ended January 1, 1994..................................  $14 3/4  $8 1/2
        13-week period ended October 30, 1993................................    16       13
        13-week period ended July 31, 1993...................................  17 1/2   12 3/8
        13-week period ended May 1, 1993.....................................  12 3/4   9 1/2
        13-week period ended January 30, 1993................................  10 3/8   5 3/4
        For the period from October 8 to October 31, 1992....................  7 1/4    5 7/8

     The last reported sale price of the Common Stock as quoted on the New York Stock Exchange on January 6, 1994 was $9.00 per share. As of January 1, 1994, there were 18,620 holders of record of the Common Stock.

     Although the Company's stock was publicly traded prior to the period from October 8 to October 31, 1992, the table above excludes data with respect to the Company's common stock outstanding prior to the Emergence Date, which data is not comparable with data related to the Common Stock.

                                DIVIDEND POLICY

     Since May 1987, the Company has not declared or paid any cash dividends on its common stock. The Company anticipates that no cash dividends on its Common Stock will be declared in the foreseeable future, and that all earnings will be retained for the development of the Company's business. Any future dividends would be conditioned upon, among other things, future earnings, the financial condition of the Company and regulatory requirements. In addition, certain of the Company's credit agreements currently prohibit the Company from paying dividends to stockholders. See "Indebtedness of the Company."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization and short-term debt of the Company as of October 30, 1993, and as adjusted to give effect to the Original Offering and the application of approximately $137.9 million of net proceeds therefrom.

                                                                                                            AS ADJUSTED
                                                                                        ACTUAL AS OF          FOR THE
                                                                                         OCTOBER 30,          ORIGINAL
                                                                                            1993              OFFERING
                                                                                       ---------------     --------------
                                                                                       (dollar amounts in thousands)
SHORT-TERM DEBT
  Credit Facility(1).................................................................    $    44,280         $       --
  Current portion of long-term secured debt..........................................            275                275
  Current portion of capital lease obligations.......................................          2,920              2,920
                                                                                       ---------------     --------------
         TOTAL.......................................................................    $    47,475         $    3,195
                                                                                       ---------------     --------------
                                                                                       ---------------     --------------
LONG-TERM SENIOR DEBT
  Receivables Facility(1)(2).........................................................    $   388,681         $  295,042
                                                                                       ---------------     --------------
  Secured Debt
    Term Loans due in 1999 (3.8125% at October 30, 1993).............................         89,663             89,663
    9.0% Note due 2002...............................................................         65,490             65,490
    9.9% Note due 2010...............................................................          9,441              9,441
    10.67% Notes due 2002(3).........................................................        344,000            344,000
    Other............................................................................          6,152              6,152
                                                                                       ---------------     --------------
         Total secured debt..........................................................        514,746            514,746
    Less current portion of secured debt.............................................           (275)              (275)
                                                                                       ---------------     --------------
         Total long-term portion of secured debt.....................................        514,471            514,471
                                                                                       ---------------     --------------
         TOTAL LONG-TERM SENIOR DEBT.................................................        903,152            809,513
                                                                                       ---------------     --------------
CAPITAL LEASE OBLIGATIONS (excluding current maturities of $2,920)...................         45,338             45,338
                                                                                       ---------------     --------------
CONVERTIBLE SENIOR SUBORDINATED NOTES................................................             --            143,750
                                                                                       ---------------     --------------
STOCKHOLDERS' EQUITY
  Preferred Stock -- 25 million $.01 par value shares authorized; 0.9 million shares
    outstanding......................................................................             11                 11
  Common Stock -- 100 million $.01 par value shares authorized; 46.7 million shares
    outstanding(4)...................................................................            467                467
  Other Paid-in Capital..............................................................        499,991            499,991
  Accumulated Earnings...............................................................        (55,194)           (55,194)
                                                                                       ---------------     --------------
         TOTAL STOCKHOLDERS' EQUITY..................................................        445,275            445,275
                                                                                       ---------------     --------------
TOTAL CAPITALIZATION.................................................................    $ 1,393,765         $1,443,876
                                                                                       ---------------     --------------
                                                                                       ---------------     --------------

- ---------------
(1) As of January 1, 1994, there were no outstanding borrowings under the Credit Facility and outstanding borrowings under the Receivables Facility were $337.1 million. Pending usage of the proceeds of the Original Offering for remodeling and upgrading of stores, the net proceeds were used to paydown borrowings under the Credit Facility and the Receivables Facility.
(2) The Company funds its credit card activities through the Receivables Facility, which provides for a special purpose corporation, whose accounts are consolidated into the Company, to purchase the Company's proprietary credit card receivables and to pay for these interests through the issuance of up to $575.0 million in commercial paper. The securitization program is currently scheduled to mature on October 8, 1995.
(3) Cash interest is payable on the 10.67% Notes at the reduced rate of 7.5% per annum until October 8, 1994. The remaining interest (the difference between the contractual rate of 10.67% and 7.5%) is capitalized into the 9.0% Notes due 2002. After October 8, 1994 cash interest will be payable at 10.67%.
(4) Based on the number of shares of Common Stock outstanding as of October 30, 1993. Includes approximately 1,318,167 shares of Common Stock reserved for issuance or otherwise issuable to certain prepetition creditors or preconfirmation stockholders pursuant to the Company's POR. Does not include: (i) 5,900,000 shares reserved for issuance under the 1992 Stock Incentive Plan, as amended (of which options with respect to 1,448,988 shares of Common Stock are outstanding and immediately exercisable at prices of between $10.22 and $11.00 per share); (ii) 1,500,000 shares reserved for issuance to the Company's 401(k) Plan (none of which will be issued in calendar year 1993); or (iii) 2,476,054 shares issuable at $17.00 per share upon exercise of Warrants issued or issuable pursuant to the POR. Warrants to purchase 1,380,713 of such shares are currently outstanding; Warrants to purchase 905,474 shares are issuable upon surrender of outstanding Series A Exchangeable Preferred Stock (the "Preferred Stock") for exchange; and Warrants for 189,867 shares remain issuable to certain preconfirmation stockholders.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     A summary of certain financial information about the Company is presented in the following tables. The financial data for the first table has generally been derived from the Company's consolidated financial statements. The information for the second table has been derived from the Company's unaudited quarterly financial data. Both tables should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the consolidated financial statements contained in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the related summaries of significant accounting policies and financial review contained therein and the other information contained elsewhere in this Prospectus. Effective as of February 2, 1991, the Company changed its fiscal year end from the Saturday closest to July 31 of each year to the Saturday closest to January 31 of each year.

                                                           AS OF AND FOR THE PERIOD ENDED
                    -------------------------------------------------------------------------------------------------------------
                    JANUARY 30,       JANUARY 30,      OCTOBER 3,   FEBRUARY 1,   FEBRUARY 2,   FEBRUARY 2,    AUGUST 4,    JULY 29,
                      1993(1)            1993            1992          1992          1991          1991          1990         1989
                    (52 WEEKS)        (17 WEEKS)       (35 WEEKS)   (52 WEEKS)    (52 WEEKS)    (26 WEEKS)    (53 WEEKS)  (52 WEEKS)
                   -----------       ------------     ------------  ------------  ----------    ----------    ----------  ----------
                   (PRO FORMA                                                     (UNAUDITED)
                    COMBINED)
                                                            (DOLLAR AMOUNTS IN THOUSANDS)
EARNINGS DATA
 Sales.............  $2,137,847    $  889,843      $1,248,004    $2,127,917    $2,532,749    $1,318,565   $2,857,819   $2,787,393
 Finance charge
  revenue..........      82,642        27,265          55,377        93,992       110,707        49,262      125,036      94,888
 Cost of goods
  sold, including
  occupancy and
  buying costs.....   1,576,952       638,173         938,779     1,581,144     1,885,152       985,018    2,085,344   2,001,188
 Selling, general
  and
  administrative
  expenses.........     572,637       209,992         362,645       570,512       681,561       341,503      742,616     702,329
 Other expense,
  net(2)...........     --            --              --            --             17,681        17,000        4,831       6,000
                    ------------  ------------    ------------  ------------  ------------  ------------  -----------  ----------
 EBIT..............      70,900        68,943           1,957        70,253        59,062        24,306      150,064     172,764
 Interest expense,
  net..............      89,808        29,623          60,185       102,288       144,982        71,046      161,534     160,344
                    ------------  ------------    ------------  ------------  ------------  ------------  -----------  ----------
 Earnings (loss)
  from operations
  before
  reorganization
  costs and income
  taxes............     (18,908)       39,320         (58,228)      (32,035)      (85,920)      (46,740)     (11,470 )    12,420
 Reorganization
  income
  (costs)(3).......     884,131       --              884,131      (138,057)      (40,000)      (40,000)      --          --
                    ------------  ------------    ------------  ------------  ------------  ------------  -----------  ----------
 Pretax earnings
  (loss) from
  operations.......     865,223        39,320         825,903      (170,092)     (125,920)      (86,740)     (11,470 )    12,420
 Income tax benefit
  (expense)........      (9,800)      (16,600)          6,800       --             26,250        13,200        2,000      (5,000 )
                    ------------  ------------    ------------  ------------  ------------  ------------  -----------  ----------
 Earnings (loss)
  from
  operations.......     855,423        22,720         832,703      (170,092)      (99,670)      (73,540)      (9,470 )     7,420
 Extraordinary
  income (costs)
  and changes in
  accounting(4)....     323,220       --              323,220       (46,894)      (20,070)      (14,070)     (16,500 )     6,050
                    ------------  ------------    ------------  ------------  ------------  ------------  -----------  ----------
 Net earnings
  (loss)...........  $1,178,643    $   22,720      $1,155,923    $ (216,986)   $ (119,740)   $  (87,610)  $  (25,970 ) $  13,470
                    ------------  ------------    ------------  ------------  ------------  ------------  -----------  ----------
                    ------------  ------------    ------------  ------------  ------------  ------------  -----------  ----------
OTHER DATA
 Depreciation and
  amortization.....  $   38,540    $   10,617      $   27,923    $   43,636    $   42,630    $   21,836   $   50,995   $  52,956
 Capital
  expenditures.....  $   38,242    $   21,190      $   17,052    $   34,850    $   80,556    $   37,989   $   83,220   $  75,849
 Gross square
  footage at period
  end
  (in thousands)...      15,177        15,177          15,842        15,995        16,156        16,156       18,958      18,815
 Sales per gross
  square foot(5)...  $      137           N/A             N/A    $      133    $      145           N/A   $      147   $     150
 Comparative store
  sales gain
  (decrease).......         0.9%          3.5%           (0.9)%        (9.9)%        (2.3)%        (3.5)%        2.0 %       5.6 %
 Number of
  stores...........          83            83              87            88            89            89          115         114
 Inventory
  turnover.........         2.1x          N/A             N/A           2.1x          2.2x          N/A          2.2 x       2.2 x
BALANCE SHEET DATA
 Working capital...  $  701,478    $  701,478      $  598,806    $  628,270    $  978,082    $  978,082   $  843,414   $ 873,307
 Total assets......  $1,912,902    $1,912,902      $1,918,701    $1,667,662    $1,755,421    $1,755,421   $2,045,194   $1,988,365
 Liabilities
  subject to
  settlement under
  reorganization
  proceedings......     --            --              --         $  598,321    $  598,650    $  598,650       --          --
 Receivables based
  financing........  $  467,577    $  467,577      $  388,306    $  489,254    $  633,798    $  633,798   $  678,646   $ 652,432
 Other long-term
  debt and capital
  lease
  obligations......  $  563,216    $  563,216      $  566,267    $  508,429    $  515,290    $  515,290   $  939,797   $ 956,665
 Stockholders'
  equity
  (deficit)........  $  374,761    $  374,761      $  350,000    $ (508,476)   $ (272,627)   $ (272,627)  $ (193,820)  $(211,617)
 Common shares
  outstanding
  (in thousands)...      35,200(6)     35,200(6)       34,986(6)     30,349        30,369        30,369       29,848      23,060

                                               (see footnotes on following page)

- ---------------
(1) Upon emergence from bankruptcy on October 8, 1992, the Company adopted the principles of fresh start reporting as of October 3, 1992 to reflect the impact of the reorganization. The 52-week period ended January 30, 1993 is thus comprised of the 35 weeks ended October 3, 1992 and the 17 weeks ended January 30, 1993. As a result of the application of fresh start reporting, the financial condition and results of operations of the Company for dates and periods subsequent to October 3, 1992 are not necessarily comparable to those prior to October 3, 1992.

(2) Includes a $30.0 million gain on the sale of Thalhimers and a $47.0 million provision for consolidation programs in the 52-and 26-week periods ended February 2, 1991; gains on asset sales of $7.3 million and costs of closing certain facilities of $12.1 million for the 53-week period ended August 4, 1990; and a $6.0 million charge for costs of closing certain facilities for the 52-week period ended July 29, 1989.

(3) Includes income of $906.4 million resulting from adjustments to reflect the revaluation of assets and liabilities as a result of the application of fresh start reporting, $13.8 million in costs directly related to the reorganization, and $8.5 million in adjustments to the provision for disputed claims in the 52-week period ended January 30, 1993 and the 35-week period ended October 3, 1992; $65.0 million provision for consolidation, $29.4 million in costs related to the reorganization, $25.0 million in adjustments to the provisions for disputed claims, a $9.7 million charge for unamortized costs on subordinated debt, and $9.0 million of adjustments to the carrying value of assets in the 52-week period ended February 1, 1992; and a $40.0 million provision for store closing in the 52-and 26-week periods ended February 2, 1991.

(4) Includes an extraordinary gain on debt discharge of $304.4 million and income from a change in accounting for income taxes of $18.8 million for the 52-week period ended January 30, 1993 and the 35-week period ended October 3, 1992; a charge for a change in accounting for post-retirement medical benefits of $30.0 million and an extraordinary charge of $16.9 million for costs relating to early retirements of debt for the 52-week period ended February 1, 1992; extraordinary charges of $14.1 million for costs relating to early retirements of debt for the 52-and 26-week periods ended February 2, 1991, and $6.0 million for uninsured losses associated with the October 1989 San Francisco earthquake for the 52-week period ended February 2, 1991; an extraordinary charge of $16.5 million for the uninsured loss associated with the October 1989 San Francisco earthquake for the 53-week period ended August 4, 1990; and income from a change in accounting for income taxes of $15.3 million and an extraordinary charge for costs relating to the early retirements of debt of $9.2 million for the 52-week period ended July 29, 1989.

(5) Based on sales for stores open at each period-end excluding Thalhimers for the 53-week period ended August 4, 1990 and the 52-week period ended July 29, 1989.

(6) Includes shares of Common Stock reserved for issuance or otherwise issuable to certain prepetition creditors or preconfirmation stockholders in accordance with the POR. Does not include shares reserved for issuance under the 1992 Stock Incentive Plan, as amended, shares reserved for issuance to the Company's 401(k) Plan, or shares issuable upon exercise of Warrants.

                                                                                                 AS OF AND FOR THE PERIOD ENDED
                                                                                                ---------------------------------
                                                                                                 OCTOBER 30,        OCTOBER 31,
                                                                                                     1993               1992
                                                                                                  (39 WEEKS)         (39 WEEKS)
                                                                                                --------------     --------------
                                                                                                 (UNAUDITED)        (UNAUDITED)

                                                                                                  (DOLLAR AMOUNTS IN THOUSANDS)
EARNINGS DATA
 Sales........................................................................................    $1,387,103         $1,405,321
 Finance charge revenue.......................................................................        59,988             61,908
 Cost of goods sold, including occupancy and buying costs.....................................     1,049,833          1,065,584
 Selling, general and administrative expenses.................................................       393,271            397,663
 Charge for non-recurring costs(1)............................................................        25,000
                                                                                                --------------     --------------
 EBIT.........................................................................................       (21,013)             3,982
 Interest expense, net........................................................................        63,801             67,312
                                                                                                --------------     --------------
 Loss from operations before reorganization costs and income taxes............................       (84,814)           (63,330)
 Reorganization income........................................................................            --            884,131
                                                                                                --------------     --------------
 Pretax earnings (loss) from operations.......................................................       (84,814)           820,801
 Income tax benefits..........................................................................         6,900              6,800
                                                                                                --------------     --------------
 Earnings (loss) before extraordinary item and cumulative effect of change in accounting......       (77,914)           827,601
 Extraordinary gain in debt discharge.........................................................            --            304,388
 Cumulative effect of change in accounting for income taxes...................................            --             18,832
                                                                                                --------------     --------------
 Net earnings (loss)..........................................................................    $  (77,914)        $1,150,821
                                                                                                --------------     --------------
                                                                                                --------------     --------------
OTHER DATA
 Depreciation and amortization................................................................    $   25,033         $   30,657
 Capital expenditures.........................................................................    $   39,674         $   19,608
 Gross square footage at period end (in thousands)............................................        15,177             15,842
 Comparative store sales gain (decrease)......................................................           1.8%              (1.3)%
 Number of stores.............................................................................            83                 87
BALANCE SHEET DATA
 Working capital..............................................................................    $  674,260         $  602,193
 Total assets.................................................................................    $1,869,351         $1,866,223
 Receivables based financing..................................................................    $  388,681         $  397,972
 Other long-term debt and capital lease obligations...........................................    $  559,809         $  566,651
 Stockholders' equity.........................................................................    $  445,275         $  344,898
 Common shares outstanding (in thousands).....................................................        46,781(2)          34,986(2)

- ---------------
(1) Represents a second-quarter charge for non-recurring costs to be incurred in connection with the implementation of the Company's strategic plan to streamline its organizational structure.

(2) Includes shares of Common Stock reserved for issuance or otherwise issuable to certain prepetition creditors or preconfirmation stockholders in accordance with the POR. Does not include shares reserved for issuance under the 1992 Stock Incentive Plan, as amended, shares reserved for issuance to the Company's 401(k) Plan, or shares issuable upon exercise of Warrants.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     The discussion of results of operations that follows is based upon the Company's consolidated financial statements and quarterly information included or incorporated by reference in this Prospectus. The discussion of liquidity and capital resources is based upon the Company's current financial position. Upon emergence from bankruptcy, the Company adopted the principles of fresh start reporting as of October 3, 1992 (the "Effective Date") to reflect the impact of the reorganization. As a result of the application of fresh start reporting, the financial condition and results of operations of the Company for dates and periods subsequent to the Effective Date are not necessarily comparable to those prior to the Effective Date.

RESULTS OF OPERATIONS

     Overview. The Company changed its fiscal year-end in 1991 and emerged from bankruptcy in 1992, leading to another fiscal period-end as a result of accounting for the effects of the bankruptcy reorganization at the Effective Date. Consequently, the last four fiscal "years" of the Company consist of a 26-week transition period ended February 2, 1991, a 52-week period ended February 1, 1992, a 35-week period ended October 3, 1992 and a 17-week period ended January 30, 1993. There are inherent difficulties in comparing such periods due to the application of fresh start reporting, although certain prepetition and post-petition income and expense elements remain comparable.

     13-Week and 39-Week Periods Ended October 30, 1993. The following table summarizes the results of the 13-week and 39-week periods ended October 30, 1993 on a comparable period basis. During these periods, the Company incurred certain one-time charges due to continued execution of the Company's business strategy. These charges included inventory clearance markdowns, which are part of the Company's inventory repositioning program. These markdowns were taken over and above markdowns taken in the normal course of business. In the prior year periods, markdowns of this nature were charged to previously established inventory valuation reserves. The one-time charges also included a non-recurring charge of $25 million for costs to implement a strategic plan to streamline the Company's organizational structure and reduce administrative costs. Annualized expense savings of approximately $40.0 million by 1995 have been identified from this plan.

     This table illustrates reported EBIT as well as pro forma operating EBIT which adds back the one-time charges described above.

                                                        THIRTEEN WEEKS ENDED             THIRTY-NINE WEEKS ENDED
                                                    -----------------------------     -----------------------------
                                                    OCTOBER 30,      OCTOBER 31,      OCTOBER 30,      OCTOBER 31,
                                                        1993             1992             1993             1992
                                                    ------------     ------------     ------------     ------------
Sales.............................................     $   469.7        $   490.4       $  1,387.1       $  1,405.3
Finance Charge Revenue............................          18.9             19.3             60.0             61.9
Cost of goods sold, including occupancy and buying
  costs (on a proforma FIFO basis)................         353.6            366.0          1,036.3          1,041.0
Selling, general and administrative expenses......         133.8            135.0            393.3            397.6
                                                    ------------     ------------     ------------     ------------
Pro forma operating FIFO EBIT(1)..................           1.2              8.7             17.5             28.6
Adjustments to arrive at reported EBIT:
  LIFO charge.....................................           (.5)            (5.1)            (1.5)            (7.1)
  Realignment markdowns...........................          (6.0)              --            (12.0)              --
  Special period-end adjustments..................            --            (17.5)              --            (17.5)
  Charge for non-recurring costs..................            --               --            (25.0)              --
                                                    ------------     ------------     ------------     ------------
Reported EBIT.....................................     $    (5.3)       $   (13.9)      $    (21.0)      $      4.0
                                                    ------------     ------------     ------------     ------------
                                                    ------------     ------------     ------------     ------------

- ---------------

(1) The 1992 pre-and post-emergence reporting periods each required separate year-end type closings. Accordingly, buying and occupancy costs totalling $17.5 million, which would normally have been allocated to the fourth quarter of fiscal 1992, were required to be expensed in September 1992. In addition, the LIFO charge for the 35 week period ended October 3, 1992 was computed on a discrete period basis and was unusually high for the 1992 third quarter (approximately $4 million higher than usual).

     For the current quarter and year-to-date periods ended October 30, 1993, sales were $469.7 million and $1,387.1 million, respectively, compared to sales of $490.4 million and $1,405.3 million in the comparable prior periods. Included in the prior year periods were the results for three Utah stores and the Anaheim, California store which were closed in January 1993. On a comparative store basis sales decreased 0.8 percent in the current quarter, but were up 1.8 percent for the thirty-nine week year-to-date period.

     On the pro forma basis shown above, cost of goods sold of $353.6 million,
75.3 percent of sales, in the current quarter and $1,036.3 million, 74.7 percent of sales in the year-to-date period, compare to $366.0 million, 74.6 percent of sales, and $1,041.0 million, 74.1 percent of sales in the comparable prior year periods. The 0.7 percent and 0.6 percent increases as a percent to sales reflect a reduction in markup rate resulting primarily from a movement to everyday low pricing strategies and reflect the impact of competitive pricing pressures.

     Selling, general and administrative expenses ("SG&A") of $133.8 million,
28.5 percent of sales, in the current quarter and $393.3 million, 28.4 percent of sales in the year-to-date period, compared to $135.0 million, 27.5 percent of sales, and $397.6 million, 28.3 percent of sales in the comparable prior year periods. The impact of tighter expense controls during the current year was negated on a percent to sales basis as a result of lower sales in the current year.

     Finance charge revenue of $18.9 million, 4.0 percent of sales, and $60.0 million, 4.3 percent of sales in the current quarter and year-to-date periods, compares to $19.3 million, 3.9 percent of sales, and $61.9 million, 4.4 percent of sales in the comparable prior year periods.

     Interest expense of $19.8 million and $63.8 million in the current quarter and year-to-date periods compare to $22.4 million and $67.3 million in the comparable prior year periods. The decrease in current year interest expense results primarily from lower average borrowing rates under the Company's Receivables Facility subsequent to the Emergence Date and the utilization of the proceeds from the equity offering to lower borrowings under these facilities subsequent to July 1993.

     Limitations on the Company's ability to record income tax benefits for net operating loss carryforwards for financial statement purposes is expected to result in an effective income tax rate in the current year that is substantially below the statutory rate and results in no income tax benefit being recorded for the current quarter. The $6.8 million tax benefit recognized in the prior year reflects the release of tax reserves on favorable resolution of income tax audits for tax years through July 1990.

     Due to the seasonal nature of the retail business wherein a significant portion of sales for the year are generated in the fourth quarter, the Company follows the practice of allocating certain fixed buying and occupancy costs among quarters within the fiscal year to match these costs with the associated seasonal sales revenue. Operating results, on a net of tax basis, reflect the allocation of such buying and occupancy costs that were less than those incurred by $7.5 million and $16.1 million in the current quarter and year-to-date periods. The application of fresh start reporting required the recognition at October 3, 1992 of $17.5 million of such deferred buying and occupancy costs. The expense allocation method had no significant impact on the results for the four weeks ended October 31, 1992.

     The seasonal nature of the retail business also results in a significant portion of the earnings from operations for the year being generated in the fourth quarter. Interim operating results are thus not necessarily indicative of results from operations that will be realized for the full fiscal year.

     Thirty-six months ended January 30, 1993. The following table summarizes the results of operations for certain periods in the 36 months ended January 30, 1993, presented on a comparable period basis (dollar amounts in millions).

                                              JANUARY 30,    FEBRUARY 1,   JANUARY 30,  FEBRUARY 1,   FEBRUARY 2,
                                                  1993           1992         1993          1992          1991
               Period end date               --------------  ------------  -----------  ------------  ------------
          Number of weeks reported               17(1)          17(1)          52            52            52
                                             --------------  ------------  -----------  ------------  ------------
                                             (pro forma)(2)
SALES........................................     $889.8        $859.6      $ 2,137.8     $2,127.9      $2,532.7(3)
FINANCE CHARGE REVENUE.......................       27.3          30.7           82.7         94.0         110.7
COST OF GOODS SOLD
  Cost of merchandise and other..............      571.1         548.2        1,374.5      1,358.9       1,647.2
  Buying and occupancy costs.................       84.6          88.7          202.5        222.2         237.9
                                             --------------  ------------  -----------  ------------  ------------
          Total cost of goods sold...........      655.7         636.9        1,577.0      1,581.1       1,885.1
                                             --------------  ------------  -----------  ------------  ------------
SG&A
  Sales promotion............................       48.3          45.3          123.2        107.4         124.6
  Selling payroll............................       70.3          69.1          195.5        190.5         246.9
  Other......................................       91.4          97.9          253.9        272.6         310.1
                                             --------------  ------------  -----------  ------------  ------------
          Total SG&A.........................      210.0         212.3          572.6        570.5         681.6
                                             --------------  ------------  -----------  ------------  ------------
OTHER COSTS, NET.............................         --            --             --           --          17.6
                                             --------------  ------------  -----------  ------------  ------------
EBIT.........................................     $ 51.4        $ 41.1      $    70.9     $   70.3      $   59.1
                                             --------------  ------------  -----------  ------------  ------------
                                             --------------  ------------  -----------  ------------  ------------
SALES........................................      100.0%        100.0%         100.0%       100.0%        100.0%
FINANCE CHARGE REVENUE.......................        3.1           3.6            3.9          4.4           4.3
COST OF GOODS SOLD
  Cost of merchandise and other..............       64.2          63.8           64.3         63.9          65.0
  Buying and occupancy costs.................        9.5          10.3            9.5         10.4           9.4
                                             --------------  ------------  -----------  ------------  ------------
          Total cost of goods sold...........       73.7          74.1           73.8         74.3          74.4
                                             --------------  ------------  -----------  ------------  ------------
SG&A
  Sales promotion............................        5.4           5.3            5.8          5.0           4.9
  Selling payroll............................        7.9           8.0            9.1          9.0           9.8
  Other......................................       10.3          11.4           11.9         12.8          12.2
                                             --------------  ------------  -----------  ------------  ------------
          Total SG&A.........................       23.6          24.7           26.8         26.8          26.9
                                             --------------  ------------  -----------  ------------  ------------
OTHER COSTS, NET.............................         --            --             --           --           0.7
                                             --------------  ------------  -----------  ------------  ------------
EBIT.........................................        5.8%          4.8%           3.3%         3.3%          2.3%
                                             --------------  ------------  -----------  ------------  ------------
                                             --------------  ------------  -----------  ------------  ------------

- ---------------

(1) Interim period results are affected by the Company's practice of allocating certain fixed buying and occupancy costs among periods within the fiscal year to match these costs with the associated seasonal sales revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

(2) Reported costs of goods sold for the 17-week period ended January 30, 1993 was $638.2 million and reported EBIT was $68.9 million. The pro forma column reflects the addition of $17.5 million of allocated fixed buying and occupancy costs into the 17-week period ended January 30, 1993, which were recognized at October 3, 1992 as a result of the application of fresh start reporting.

(3) Includes Thalhimers sales of $183.6 million.

     17-Week Period Ended January 30, 1993 ("Post-reorganization
Period"). Sales increased 3.5 percent to $889.8 million in the Post-reorganization Period from $859.6 million in the comparable prior-year 17-week period ended February 1, 1992. On a comparable store basis, the sales increase was also 3.5 percent. For the 13-week period ended January 30, 1993, comparable store sales increased 5.5 percent over the same period last year, reflecting a generally strong holiday selling season and positive responses to the Company's sales and credit promotional activities.

     Pro forma EBIT increased to $51.4 million, 5.8 percent of sales, in the Post-reorganization Period from $41.1 million, 4.8 percent of sales, in the comparable prior-year period. Pro forma EBIT reflects the reversal of the cost-of-goods-sold adjustment described in note 2 to the table above. The improvement reflects the increased sales base and the realization of the benefits of cost reduction programs. Reported EBIT increased to $68.9 million,
7.7 percent of sales, in the Post-reorganization period.

     Pro forma cost of goods sold decreased to 73.7 percent of sales, $655.7 million, in the Post-reorganization Period from 74.1 percent, $636.9 million, in the comparable prior-year period. Cost of goods sold as a percentage of sales decreased 0.4 percent as a result of higher sales and lower buying and occupancy costs partially offset by lower merchandise gross margins due to competitive pressures. The LIFO credit of $1.9 million for the Post-reorganization Period compares to a charge of $3.2 million in the comparable prior-year period. Actual cost of goods sold increased $1.3 million.

     SG&A decreased to $210.0 million, 23.6 percent of sales, in the Post-reorganization Period from $212.3 million, 24.7 percent of sales, in the comparable prior-year period. This decrease is comprised of a $6.5 million decrease in other SG&A primarily reflecting reduced fixed costs resulting from the Company's consolidation programs, partially offset by a $4.2 million increase in sales promotion and selling expenses in response to competitive pressures during the holiday season.

     Finance charge revenue decreased to $27.3 million, 3.1 percent of sales, in the Post-reorganization Period from $30.7 million, 3.6 percent of sales, in the comparable prior-year period, reflecting the conservative approach to credit purchases generally, including proprietary credit card purchases, taken by customers prior to the holiday season, and the continuation of the trends discussed under "Business -- Proprietary Credit Card Operations." In addition, during the past two years, including the Post-reorganization Period, the Company has experienced an accelerated collection rate on proprietary credit card accounts resulting in lower overall outstanding customer receivables.

     Interest expense decreased to $29.6 million in the Post-reorganization Period from $32.1 million in the comparable prior-year period. This reduction was largely due to lower average interest rates.

     Net earnings of $22.7 million in the Post-reorganization Period are net of taxes at statutory rates and reflect an effective tax rate of 42.2 percent.

     The seasonal nature of the retail business results in a significant portion of the earnings from operations for the year being generated in the 17-week period. Interim operating results are thus not necessarily indicative of earnings from operations that will be realized for the full fiscal year.

     52-Week Period Ended January 30, 1993 ("1992"). Although the adoption of fresh start reporting significantly affected comparability, certain income and expense elements for the Post-reorganization Period and the 35-week period ended October 3, 1992 (the "Pre-reorganization Period") remain comparable and are addressed in the following analysis of results of operations for 1992.

     Sales for both 1992 and the prior fiscal year ended February 1, 1992 ("1991") were $2.1 billion. Sales growth during the first three quarters of 1992 was significantly limited by the weakness in the California economy from which approximately 90 percent of the Company's business is generated. On a comparable store basis, sales for 1992 increased 0.9 percent as compared to the prior year. Sales per square foot increased to $137 in 1992 and $133 in the prior year as a result of the corresponding increase in sales.

     EBIT increased to $70.9 million, 3.3 percent of sales, in 1992 from $70.3 million, 3.3 percent of sales, in 1991. While EBIT was essentially unchanged, 1992 reflects the effect of overhead reductions resulting from the Company's consolidation programs substantially offset by increased promotional and selling expenses in response to current economic and competitive factors particularly during the first three quarters of 1992.

     Cost of goods decreased to $1,577.0 million, 73.8 percent of sales, in 1992 from $1,581.1 million, 74.3 percent of sales, in 1991. The improvement reflects a 0.9 percent increase in gross margin representing the impact of reductions in fixed buying and occupancy costs partially offset by a 0.4 percent decline in gross margin resulting from lower purchase mark-up. The LIFO method of inventory accounting resulted in a charge of $5.2 million in both periods.

     SG&A increased to $572.6 million in 1992 from $570.5 million in 1991. However, as a percentage of sales, SG&A was 26.8 percent in both years. Although there was no net improvement in SG&A as a percent of sales, 1992 reflects an $18.7 million decrease in other SG&A reflecting the impact on fixed costs of the Company's consolidation programs offset by a $20.8 million increase in promotional expenses and selling and support services in order to stimulate business in the difficult California retail environment.

     Finance charge revenue decreased to $82.7 million, 3.9 percent of sales, in 1992 from $94.0 million, 4.4 percent of sales, in 1991. The reduction reflects the impact of lower levels of consumer confidence in the California economy manifested by a decrease in credit purchases and an acceleration in the paydown of outstanding credit card balances.

     Interest expense decreased to $89.8 million in 1992 from $102.3 million in 1991. This decline was largely due to lower average interest rates.

     Net earnings of $1,178.6 million in 1992 reflect reorganization and debt discharge related gains of $1,188.5 million and a benefit of $18.8 million from the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The change in accounting reflects the elimination of existing deferred income taxes through the recognition of net operating loss carryforwards for which no benefit could be recognized under the previous accounting standard. The $6.8 million tax benefit recognized in the Pre-reorganization Period reflects the reversal of existing tax reserves on the favorable resolution of income tax audits for tax years through July 1990. The tax provision of $16.6 million for the Post-reorganization Period reflects state and federal taxes at statutory rates on pre-tax earnings for that period.

     52-Week Period Ended February 1, 1992 ("1991").  Sales for 1991 decreased
16.0 percent to $2.1 billion from $2.5 billion for the comparable 52-week period ended February 2, 1991 ("1990"). The decrease was attributable to the disruption of inventory flows surrounding the date the Company filed for bankruptcy, the recessionary retail environment experienced in the Company's primary markets, and the sale of Thalhimers, whose sales were included in the sales data for the first six months of the comparable prior-year period. On a comparable store basis, sales for 1991 decreased 9.9 percent compared to 1990. Sales per square foot decreased to $133 in 1991 from $145 in the prior year as a result of the corresponding decrease in sales.

     EBIT increased to $70.3 million, 3.3 percent of sales, in 1991 from $59.1 million, 2.3 percent of sales, in 1990. EBIT for 1991 was affected by the substantial reduction in the sales base. EBIT in 1990 includes a $47.0 million charge for costs associated with certain functional consolidations and the consolidation of the administrative functions of the Company's Emporium and Weinstocks divisions. These charges were partially offset by a gain of $30.0 million related to the November 1990 sale of Thalhimers.

     Cost of goods sold decreased to $1,581.1 million, 74.3 percent of sales, in 1991 from $1,885.1 million, 74.4 percent of sales, in 1990. Although cost of goods sold as a percentage of sales remained relatively unchanged, 1991 reflects the impact of a $19.7 million reduction in the LIFO charge and reductions in fixed buying and occupancy costs resulting from the sale of Thalhimers and the effects of cost reduction programs undertaken subsequent to October 1990.

     SG&A decreased to $570.5 million, 26.8 percent of sales, in 1991 from $681.6 million, 26.9 percent of sales, in 1990. This decrease reflects the impact of the cost reduction programs initiated in 1990 and the sale of Thalhimers.

     Finance charge revenue decreased to $94.0 million, 4.4 percent of sales, in 1991 from $110.7 million, 4.3 percent of sales, in 1990. This decrease principally resulted from reduced proprietary credit sales during 1991 and the elimination of finance charge revenue relating to Thalhimers, which had been included in six months of the prior-year period.

     Interest expense decreased to $102.3 million in 1991 from $145.0 million in 1990. This reduction principally comprises interest expense and amortization of debt issue costs on $350.0 million of subordinated debt, for which no interest was recognized subsequent to the date the Company filed for bankruptcy. As a result of the claims relating to the subordinated debt being allowed pursuant to the provisions of the Bankruptcy Code, unamortized subordinated debt issue costs totaling $9.7 million were charged to reorganization costs in the fourth quarter of 1991.

     The net loss of $217.0 million in 1991 includes a charge of $138.1 million for reorganization costs comprised of a $65.0 million provision for the consolidation of the Company into a single operating entity, a $34.0 million charge for settlement of certain disputed prepetition trade claims and valuation adjustments to reflect the effect of the chapter 11 proceedings on the amounts to be realized for certain assets, a $29.4 million charge for professional fees and other costs directly related to the proceedings, and a $9.7 million charge to write-off unamortized debt issue costs related to the Company's subordinated debt. In addition, the net loss reflects an extraordinary net-of-tax charge of $16.9 million on the early extinguishment of an interim receivables facility entered into as a result of the filing for bankruptcy and a net-of-tax charge of $30.0 million resulting from a change in the method of accounting for post-retirement medical and other benefits as a result of the adoption of Statement of Financial Accounting Standards No. 106, "Employers Accounting for Post-retirement Benefits Other Than Pensions."

     26-Week Period Ended February 2, 1991 (the "Transition Period"). Effective as of February 2, 1991, the Company changed its fiscal year from the Saturday closest to July 31, to the Saturday closest to January 31. As a result, the results of operations for the Transition Period were separately reported.

     Sales for the Transition Period decreased 19.8 percent to $1.3 billion as compared to $1.6 billion in the comparable prior-year period. The decrease was largely attributable to Thalhimers' sales included in the prior year. In addition, the prior-year period comprised 27 weeks compared with the 26 weeks included in the Transition Period. On a comparable store and period basis, Transition Period sales decreased 3.5 percent from the prior year's level, reflecting the impact of the generally weak retail environment and the disruption of inventory flows prior to the date the Company filed for bankruptcy.

     EBIT decreased to $24.3 million, 1.8 percent of sales, in the Transition Period from $115.3 million, 7.0 percent of sales, in the comparable prior-year period. The Transition Period reflects the generally weak holiday sales performance, the absence of Thalhimers' results and a $47.0 million charge for consolidation programs. The decreases were partially offset by the $30.0 million gain on the sale of Thalhimers. The comparable prior-year period included a net charge of $4.2 million relating to consolidation charges partially offset by gains on asset sales.

     Cost of goods sold decreased to $985.0 million, 74.7 percent of sales, in the Transition Period from $1,185.2 million, 72.1 percent of sales, for the comparable prior-year period. This increase in cost of goods sold as a percentage of sales reflects a significant increase in markdowns in response to the generally weak economic conditions and a highly competitive retail environment during the 1990 fall season. The LIFO inventory method resulted in a charge of $4.7 million in the Transition Period compared to $2.0 million in the comparable prior-year period.

     SG&A decreased to $341.5 million, 25.9 percent of sales, in the Transition Period from $402.6 million, 24.5 percent of sales, in the comparable prior-year period. This decrease reflects the sale of Thalhimers, the impact of cost reduction programs initiated in 1990, and the inclusion of an additional week in the comparable prior-year period. The increase in SG&A as a percentage of sales principally reflects the impact of the lower sales base during the Transition Period.

     Finance charge revenue decreased to $49.3 million, 3.7 percent of sales, in the Transition Period from $63.6 million, 3.9 percent of sales, in the comparable prior-year period. This decrease resulted from lower levels of credit sales in the Transition Period and the sale of Thalhimers in 1990.

     Interest expense for the Transition Period decreased to $71.0 million from $87.6 million in the comparable prior-year period. The reduction reflects debt retirements directly related to the sale of Thalhimers, the effect of other reductions in borrowings, and generally lower interest rates.

     The net loss of $87.6 million in the Transition Period includes a charge of $40.0 million for estimated costs associated with certain store and facility closings resulting from the Chapter 11 proceedings and an extraordinary charge of $14.1 million resulting from the early extinguishment of debt. The $13.2 million income tax benefit for the Transition Period was based on a 15.2 percent effective tax rate, reflecting limitations on the Company's ability to utilize net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

     The chapter 11 proceedings significantly affected the Company's capital structure, liquidity and capital resources.

     Recapitalization and Deferral of Principal Amortization. Upon emergence from bankruptcy, $600.0 million of subordinated debt and other liabilities were converted into equity. In addition, $451.8 million of secured debt and $66.1 million of accrued interest was restructured to capitalize the accrued interest and defer principal amortization. In the case of the $344 million of 10.67% Notes, cash interest payments through October 8, 1994 were reduced as well. The scheduled principal payments on real property secured debt for the next four years are $4.4 million in 1994, $6.7 million in 1995, $5.6 million in 1996 and $10.2 million in 1997. The Company made no principal payments on such debt in 1991. In 1992, the Company made principal payments on such debt of $1.7 million. In addition, Management estimates that annual expenses under real estate and equipment leases were reduced by approximately $15.0 million. The Company also received a $50.0 million equity infusion. Concurrently with its emergence from bankruptcy, the Company obtained three-year credit and accounts receivable financing facilities. In July 1993, the Company raised net proceeds of $147.5 million through a public offering of Common Stock.

     Credit Facilities. As of the Emergence Date, the Company obtained a new three-year Credit Facility and a new three-year Receivables Facility. Subject to collateral limitations, the new facilities provide for up to $225.0 million in credit financing and up to $575.0 million to finance the Company's proprietary credit card receivables portfolio. As of January 1, 1994, no advances and $45.4 million in letters of credit were outstanding under the Credit Facility and $337.1 million of borrowings, $182.7 million less than the maximum available based on the level of customer receivables, were outstanding under the Receivables Facility.

     A substantial portion of the Company's debt is variable rate debt. Assuming that the average borrowings and all other variables would have remained constant, an increase (or decrease) in the annual interest rates applicable to the variable rate portion of the Company's debt throughout the 52-week period ended January 30, 1993 of one percent would have increased (or decreased) the Company's interest expense for such period by $5.8 million.

     The Credit Facility contains a number of operating and financial covenants, as well as significant negative covenants. The Credit Facility includes covenants for material adverse changes, minimum aggregate net cash flow and earnings before interest, taxes, depreciation and amortization ("EBITDA"). In addition, the Credit Facility prohibits the Company from paying dividends on its stock and places limitations on the Company's capital expenditures. The Credit Agreement and the

Company's agreements with its other principal secured creditors also contain other covenants and requirements. See "Indebtedness of the Company."

     Since July 1, 1993, the Company has had to amend its financial covenants in the Credit Facility as a result of charges incurred with respect to implementation of its business strategy, increased competitive pressure on sales and margins and the weak California economy. The charges included a $25 million charge in connection with the AVA program (which is expected to achieve $40 million in annual expense reductions by 1995) and $18 million of inventory clearance markdowns designed to upgrade the Company's merchandise offerings ($6 million of which is expected to be incurred in the fourth quarter). In addition, during fiscal 1993, the Company expects that it will expend $60 million on its capital expenditure program, $66 million on cash interest payments, $20 million on additional working capital and $14 million to repay debt.

     The Company is currently in compliance with all covenants under the credit facility. For the 13-week period ended October 30, 1993, the Company had EBITDA of $3.3 million, or $2.3 million more than the EBITDA minimum level required under the Credit Facility. During this period, the Company had consolidated net negative cash flows of $20.2 million, or $7.6 million less than the maximum consolidated net negative cash flow allowed under the Credit Facility. At October 30, 1993, the Company's net inventory ratio was 71.2%, or 4.0% less than the maximum inventory ratio permitted under the Credit Facility. In addition, the Company's inventory balance at October 30, 1993 was within the range specified under the Credit Facility. Finally, the Company's capital expenditures during the 22-week period ended October 30, 1993 were $28.1 million, compared to the maximum capital expenditure allowed during such period of $84.5 million.

     Capital Expenditures. In light of the bankruptcy proceedings, the Company's capital expenditure programs were curtailed in 1992 and 1991. Capital expenditures amounted to $38.2 million in 1992 and $34.9 million in 1991, compared to $38.0 million in the 26-week Transition Period, and $83.2 million in 1990. The Company concentrated its capital expenditures in 1993 on store modernization and selling space improvement in addition to ongoing required maintenance expenditures. The Company is projected to spend $60.0 million for capital expenditures during the 1993 fiscal year. Capital expenditures between 1994 and 1996 are expected to be approximately $336.0 million. During this period capital expenditures for modernization and selling space improvements, including capitalized interest, are expected to total approximately $276.0 million, and maintenance capital expenditures are expected to total approximately $60.0 million. The following table sets forth Management's estimates of the amounts, timing and allocation of capital expenditures for fiscal years 1993 through 1996. The capital expenditure program may be modified over time to accommodate market factors and the Company's then existing financial condition. In addition, from time to time the Company considers proposals to close existing stores or open new stores.

                          CAPITAL EXPENDITURE PROGRAM
                          (DOLLAR AMOUNTS IN MILLIONS)

                                                                  1993       1994       1995       1996
                                                                 ------     ------     ------     ------
Modernization and Selling Space Improvements...................  $ 44.7     $ 85.6     $ 89.1     $ 95.0
Maintenance Capital Expenditures...............................    13.5       22.4       14.9       23.0
Capitalized Interest...........................................     1.8        2.0        2.0        2.0
                                                                 ------     ------     ------     ------
          Total................................................  $ 60.0     $110.0     $106.0     $120.0
                                                                 ------     ------     ------     ------
                                                                 ------     ------     ------     ------

     The Company's ability to fund its capital expenditure program and to implement its business strategy will depend on cash flow from operations and the continued availability of borrowings under the Credit Facility. Operating cash flow will be affected by, among other things, the timing of results from the Company's business strategy, sales during the holiday season, and general competitive and economic conditions. The Company believes that operating cash flow and amounts available under the Credit Facility, together with proceeds from the Original Offering, will be sufficient to fund the major elements of the business strategy. However, the Company continuously evaluates increasing or decreasing the number of stores, the terms of its Credit Facility and Receivables Facility and other operating and financing alternatives.

     Other Matters. At January 30, 1993, the Company had an estimated federal tax net operating loss ("NOL") carryforward of $360.0 million, which expires in years 2005 through 2008. The Company's ability to utilize the NOL carryforward is limited on an annual basis as a result of the change in control that occurred at the emergence from bankruptcy. Notwithstanding this limitation, Management does not currently anticipate that the Company will have any significant cash requirements for income tax payments for the next several years based on the availability of the NOLs.

     If within a three-year period, however, 50% or more of the stock of the Company changes ownership again, the future annual use of NOLs may be limited to a greater extent by a new annual limit. The new annual limitation would be calculated as the product of (i) the highest long-term tax-exempt rate for a designated period prior to the ownership change and (ii) the market value of the Company at such time. This annual limit would apply to any NOLs incurred prior to the new change in control, but after the change in control that occurred at the emergence from bankruptcy. Furthermore, if the new annual limit were lower than the current annual limit, the new annual limit would apply to all NOLs of the Company incurred prior to the new change in control and could increase cash requirements for income tax payments.

INFLATION

     The effect of inflation on the Company's sales and cost of sales is, in the opinion of Management, most closely approximated by the available inflation factors utilized in the computation of LIFO inventories. Commencing with the 17-week period ended January 30, 1993, the Company is utilizing an internally developed inflation index based on an analysis of the Company's unique merchandise assortment. For periods prior to the the Effective Date, the Company utilized the Department Store Inventory Price Index published by the Bureau of Labor Statistics (the "BLS Index"). For the 17-week period ended January 30, 1993, inflation as measured by the internally developed index was not significantly different than that disclosed in the BLS Index. The inflationary effect on SG&A is reflective of a variety of factors including the impact of changes in the consumer price index and the state of the California economy. The BLS Index increased 0.9 percent in the 52 week period ended October 30, 1993 compared to an increase of 0.6 percent in fiscal 1992.

SEASONALITY

     The department store business is seasonal in nature with a high proportion of sales and earnings generated in November and December. Working capital requirements fluctuate during the year, increasing somewhat in late Summer in advance of the Fall merchandising season and increasing substantially at the outset of the holiday season when the Company must carry significantly higher inventory levels. Quarterly sales and EBIT for the twenty-four months ended January 30, 1993 were as follows:

                                                                                 SALES
                                                                    -------------------------------
                                                                       DOLLAR          PERCENT OF
                                                                        SALES         ANNUAL SALES      EBIT
                                                                    -------------     -------------     -----
                                                                          (DOLLAR AMOUNTS IN MILLIONS)
13 weeks ended January 30, 1993 (pro forma).......................     $ 732.5             34.3%        $49.4(1)
13 weeks ended October 31, 1992 (pro forma).......................       490.3             22.9           3.6(1)
13 weeks ended August 1, 1992.....................................       481.4             22.5          12.3
13 weeks ended May 2, 1992........................................       433.6             20.3           5.6
13 weeks ended February 1, 1992...................................       693.2             32.6          36.2
13 weeks ended November 2, 1991...................................       508.7             23.9          15.1
13 weeks ended August 3, 1991.....................................       495.9             23.3          15.3
13 weeks ended May 4, 1991........................................       430.1             20.2           3.7

- ---------------
(1) Reported EBIT for the 13-week periods ended October 31, 1992 and January 30, 1993 were $(13.9) million and $66.9 million, respectively. Pro forma EBIT reflects the allocation to the 13-week period ended January 30, 1993 of $17.5 million of fixed buying and occupancy costs recognized at October 3, 1992 as a result of the application of fresh start reporting.

     As a result of the seasonal nature of the Company's business, the Company follows the practice of allocating certain fixed buying and occupancy costs among quarters within the fiscal year in proportion to projected quarterly sales results. This allocation of costs, therefore, results in a higher portion of yearly fixed buying and occupancy costs being allocated to the fourth quarter.

                                    BUSINESS
INTRODUCTION

     The Company is one of the leading operators of department stores in California and the Southwestern United States. Organized in 1896, the Company currently operates 83 department stores under the names The Broadway, Emporium and Weinstocks with more than 15 million gross square feet of retail space. The Company's 41 Southern California stores generate approximately 50% of the Company's sales. Approximately 40% of the Company's sales are generated by its Emporium and Weinstocks stores located in Northern California. The remainder of the Company's sales are generated through stores located in Arizona, Nevada, Colorado and New Mexico. The Company's stores are generally situated in prime locations in popular malls and retail shopping centers.

     Management believes the Company enjoys a number of significant strengths. These include operating in convenient store locations, a loyal customer base and an advanced management information system.

     Locations and Demographics. During the bankruptcy proceedings, the Company was able to close certain under-performing stores, and reduce lease and common area maintenance charges at a number of locations. As a result, Management believes the Company now has a focused portfolio of stores in desirable locations at attractive costs although Management continues to evaluate the profitability and strategic contribution of each store. See "Business -- Property." While the recent national recession has affected California to a greater extent than most other regions of the country, Management believes the Company is well positioned to benefit from any regional economic recovery.

     Advanced Management Information System. The Company believes its management information system ("MIS System") is among the most advanced and efficient in the department store retailing industry. The MIS System provides sophisticated inventory tracking and control, automatic inventory replenishment of certain items through links to key vendors, price look-up capability and a fully integrated voice and data communication network. See "Business -- Management Information System."

     During the last two years, the Company has implemented substantial operating and financial changes which have significantly reshaped both its business and capitalization.

     Consolidation of Operations. The Company has also substantially completed a consolidation of its operations, which resulted in a significant reduction of administrative expenses. The Company consolidated its four separate divisions into one, which also permitted the closure of two warehouses in Northern California. Management believes these steps resulted in cost savings of approximately $30.0 million per year. The Company combined its proprietary credit and accounts payable operations into a single administrative center, which Management believes has resulted in annual cost savings of approximately $6.0 million compared to amounts paid in the year prior to the filing of the chapter 11 petition. The Company also downsized its data processing operation, which Management believes reduced annual data processing costs by approximately $17.0 million. In addition, the Company negotiated significant reductions in its annual equipment and real estate lease and common area charge payments of $15 million compared to the amounts paid for the year prior to filing for bankruptcy. See "Business -- Consolidation of Operations." In September 1993 the Company completed an AVA study to identify ways to reduce administrative costs. Management believes the implementation of these measures will yield annual cost-savings of approximately $40 million by 1995.

     Restructured Balance Sheet. The Company has significantly restructured its secured debt obligations by extending maturities and adjusting the prospective interest and principal payment terms for such debt. During the bankruptcy proceedings, the Company restructured its secured and unsecured debt, obtained a $50.0 million cash equity infusion and put in place the new three-year Credit Facility and the new three-year Receivables Facility. See "Indebtedness of the Company." In connection with the Company's reorganization and recapitalization, Zell/Chilmark acquired approximately 70% of the Common Stock. Additionally, the Company successfully completed a public offering of Common Stock in July, 1993 which raised net proceeds of approximately $147.5 million through the issuance of 11.45 million shares of stock. The Company raised approximately $137.9 million through the Original Offering in December, 1993. As of January 1, 1994, Zell/Chilmark owned approximately 54.5% of the outstanding Common Stock.

NEW MANAGEMENT

     David L. Dworkin joined the Company as its President and Chief Executive Officer on March 24, 1993. Prior to joining the Company, he served as Chairman and Chief Executive Officer of a London-based retailer, BhS, a division of Storehouse, from November 1989 until July 1992, and as Group Chief Executive of Storehouse from July 1992 until joining the Company in March of 1993. During the time he was with BhS and Storehouse, BhS refocused its merchandise assortment, strengthened its merchandising organization, remodeled 64 of its 137 stores and substantially reduced its supplier base. Mr. Dworkin has in excess of 25 years experience in the retail industry, including service as President and Chief Executive Officer of Bonwit Teller and President and Chief Operating Officer of Neiman Marcus, then a division of the Company.

     David Dworkin has begun to change the management of the Company and intends to reduce the number of management layers and increase the level of communication within the organization. The Company hired Gerald Mathews from Saks Fifth Avenue as Executive Vice President, Stores; Elayne M. Garofolo from GFT USA Corp. as Executive Vice President, Marketing and Sales Promotion; Patricia A. Warren from The Bon Marche as Executive Vice President, Merchandising, Women's Apparel; and Robert J. Lambert from the Stride Rite Corporation, as Executive Vice President, Human Resources. Robert M. Menar was promoted from Senior Vice President, Information Services to Executive Vice President, Logistics and Information Services. See "Management."

     As a result of a leveraged recapitalization in 1987, significant asset sales in 1990 and the bankruptcy proceedings, Management's attention was diverted from the Company's core business. In addition, the Company has been operating under significant capital constraints. With an improved balance sheet, increased efficiency in its operations, the arrival of new leadership and completion of the Original Offering, Management believes the Company is well positioned to capitalize on its inherent strengths and to focus on its stores and customers.

BUSINESS STRATEGY

     David Dworkin and the other senior executives have begun to implement a long-term plan to improve store sales productivity and profitability, further reduce operating expenses and identify other opportunities to increase the profitability of the Company's business. The Company's sales per gross square foot ($137) in 1992 were significantly below the department store industry average and below the level achieved by the Company in fiscal 1989 ($150 per gross square foot). Similarly, the Company's operating profit margin (EBIT margin) is well below the department store industry average. Management believes an opportunity exists to improve financial performance with the implementation of clear merchandising and operating strategies and the investment of capital in its stores.

     In mid 1993, the new management team developed a Mission Statement defining the Company's target customer, merchandising focus and store identity. Consistent with its Mission Statement, Management has developed specific strategies that are intended to improve merchandise offerings, remodel the stores, improve inventory management, refocus marketing efforts, improve the selling culture and reduce costs.

     Improve Merchandise Offerings. The Company plans to significantly reallocate selling space towards faster turning, higher profit core merchandise categories, which represent the primary merchandise which attracts customers to the stores, and away from slower turning, low profit categories. Other initiatives being taken to improve the Company's merchandise offerings are described below.

     - Improve Merchandise Profitability. The Company will increase private-label products across the merchandise spectrum. The Company will also offer exclusive brand name product offerings by exploiting a dramatically edited vendor base.

     - Emphasize Value Pricing. Management will continue to refine its focused pricing architecture which emphasizes value and quality. The Company currently offers over 17% of its merchandise at every-day value pricing and intends to merchandise 20% of its product offerings in this manner.

     - Ensure Merchandise Freshness. The Company plans to provide fresh merchandise by using a receipts-driven planning process (the retail equivalent of just-in-time) which allows operation with lower stocks, creating faster inventory turnover and obviating the need for excessive markdowns to move dated merchandise.

       To support the Company's new merchandising strategy, Management has implemented a revised marketing and sales promotion strategy. This new focused marketing strategy relies on the collection and usage of demographic data on the Company's market areas obtained through the proprietary credit card operations, the point-of-sale ("POS") data base, independent data bases and both broad-based and focused market research. The new sales promotion strategy focuses promotional activity on key periods and specific events which complement, rather than define, the core business.

     Remodel Stores. The Company has developed several specific strategies to improve presentation of merchandise assortments and to communicate with its target customers.

     - Reallocate and Remodel Selling Space. Management is developing, on a store-by-store basis, a program to reallocate space away from non-core merchandise categories in favor of core merchandise. Management plans to remodel a number of stores to more effectively allocate selling space, increase selling square footage, improve merchandise presentation and general store appearance and facilitate better customer service.

       The Company plans to spend approximately $336.0 million for store modernization, selling space improvements and maintenance capital expenditures through 1996. Over the next three years, the Company intends to remodel/reallocate space within at least 40 of its 83 stores. The Company will first remodel those stores in which Management believes capital expenditures can produce the greatest return on investment through increases in sales productivity.

       In fall 1993, the Company completed "quick win" improvements in 58 stores at a cost of $17.4 million and invested an additional $12.5 million on fixtures to enhance merchandising and displays. These improvements involve low cost upgrades, reallocation of selling space without significant relocations of fixtures and walls and installation of additional vendor shops. The "quick win" strategy was designed to allow the Company's sales and profits to benefit from actions which involve relatively modest capital investment and could be implemented prior to formal store remodels. See "Business -- Store Remodeling."

       The Company has created a model store space distribution floor plan in concert with its merchandising strategy. This space redistribution/remodel plan will be the foundation of the capital expenditure program and will be implemented in the Company's stores over the next three years.

     Improve Inventory Management. The Company has begun to tailor merchandise assortments to its stores and develop more effective partnerships with its vendors. Management believes these actions will increase the freshness of merchandise assortments, improve store sales and inventory turnover and reduce markdowns.

     - Utilize Planner-Distributor Department. The Company's planner-distributor department ("P&D Department") works closely with the Company's buying organization to improve the allocation and distribution of inventory to the Company's stores. The P&D Department analyzes demographic and market research data, as well as data on customer buying patterns captured through the Company's proprietary credit card system, to tailor merchandise assortments for individual stores. Management believes the P&D Department can provide the Company an advantage over large national department store chains with standardized merchandising. The tailoring of merchandise presents a particular marketing opportunity in California and the Southwest given the ethnic diversity of these regions. See
       "Business -- Merchandising and Planner-Distributor Organizations."

     - Reduction of Vendors. The Company has reduced the vendor base by 40%, with ongoing purchases consolidated in the remaining vendors. Management believes this reduction will increase the Company's importance to its remaining vendors.

     - Inventory Level Reduction/Focus on Receipt Flow and Gross Margin Return on Investment. The Company has increased vendor participation in its quick response inventory replenishment program to reduce purchase lead time, maintain a faster and more continuous merchandise flow and facilitate automatic replenishment of staple items. Automatic replenishment and cooperative supply arrangements enhance efficiency and drive down both inventory levels and costs. By coupling this approach to on-hand stock reduction with automatic markdown programs to clear-out slow moving items, Management will be able to simultaneously cut the investment in inventory and speed up the turnover of merchandise on the selling floor. Management intends to improve the efficiency of inventory through a new focus on receipt flow, gross margin return on investment and timely markdowns. Management believes this focus has already resulted in an improvement in the aging of the Company's inventory and a reduction in the weeks of supply on hand.

     Refocus Marketing Efforts. The Company has refocused its marketing efforts to create a research based marketing strategy that is fully integrated with both the merchandising and store operation functions. To implement this strategy, the Company has created a customer database through the use of both proprietary internal information and externally available information which enables the Company to identify its customer base and to tailor its marketing and merchandising strategy to reach its core customer. The Company is using its market research to determine ways to communicate with the customer and enhance the shopping environment. Additionally, the Company is pursuing a strategy of marketing to the ethnically diverse population of California and the Southwest through the use of targeted marketing programs and bilingual sale associates, signage and advertising. The Company is redirecting its marketing to provide a more focused image and communicate the changes underway.

     Improve Store Selling Culture. The Company is revitalizing its selling culture. This new customer-driven culture focuses on improving productivity by reallocating store personnel and providing an enhanced shopping environment. In order to accomplish these goals, the Company is recruiting talented store personnel, improving customer service and sales training, and redesigning the compensation structure to align more closely the sales associates' incentives with the customer service goals.

     Reduce Costs. The consolidation of operations to date has significantly reduced the Company's expense infrastructure. In September 1993, the Company completed an AVA program. This program was designed to evaluate the importance and value of each of its areas of operation and identify duplicative and low value-added functions, potential staff reductions and other actions which improve efficiency. This review yielded more than 1,500 cost-saving ideas and identified approximately $40.0 million of annual expense reductions. The Company began implementing these measures earlier this year and expects to complete their implementation in 1995. Management believes the implementation of these measures will result in incremental annual savings of $7.0 million in 1993, $30.0 million in 1994 and $3.0 million in 1995.

COMPANY OPERATIONS

     The Company's stores presently operate under the names The Broadway, Emporium and Weinstocks. All support functions have been centralized, resulting in the elimination of many duplicate support functions. Management, marketing and sales promotion, merchandising and administrative functions (other than accounts payable and proprietary credit card operations, which are consolidated in Tempe, Arizona, and data processing operations, which are consolidated in Anaheim, California) are all located at the Company's corporate offices in Los Angeles, California.

     Forty-one Broadway stores are spread over a seven-county area in Southern California extending from Bakersfield and Santa Barbara in the North to San Diego in the South. The Company's twenty-two Emporium stores are located predominantly in the San Francisco Bay area. Of the Company's nine Weinstocks stores, eight are located in the Sacramento and Central Valley region of California, and one in Reno, Nevada. The eleven non-California Broadway stores are located in Arizona, Colorado, Nevada and New Mexico.

                                                                                FISCAL
                                                                   GROSS         1992
                                                      NUMBER       SQUARE       SALES          SALES PER
 STORE NAME             GEOGRAPHIC REGION            OF STORES    FOOTAGE       ($000)     GROSS SQUARE FOOT
- -------------  ------------------------------------  ---------   ----------   ----------   -----------------
The Broadway   Southern California                       41       7,096,500   $1,063,977         $ 150
               Other Southwest                           11       1,701,900      217,012           128
Emporium       Greater San Francisco Bay Area            22       4,943,100      604,008           122
Weinstocks     California Central Valley and Reno,        9       1,435,300      187,240           130
               Nevada
                                                         --      ----------   ----------
                                                         83      15,176,800   $2,072,237(1)       $ 137
       Totals
                                                         --      ----------   ----------
                                                         --      ----------   ----------

- ---------------
(1) Excludes sales of $65.6 million relating to five stores closed during 1992.

     During the past five years, one California Broadway store was opened and three stores were closed. In addition, one store was opened and one store was closed in Arizona. In January 1993, the Company closed three Weinstocks stores located in Utah. No Emporium stores were opened or closed in the past five years. The following table summarizes the number of stores opened and closed during the period August 2, 1987 through January 30, 1993 (excluding Thalhimers stores).

                                                                   NUMBER OF                        NUMBER OF
                                                                  STORES OPEN                      STORES OPEN
                                                                  AT BEGINNING   STORES   STORES     AT END
                                                                   OF PERIOD     OPENED   CLOSED    OF PERIOD
                                                                  ------------   ------   ------   -----------
17-week period ended January 30, 1993...........................       87          --        4          83
35-week period ended October 3, 1992............................       88          --        1          87
52-week period ended February 1, 1992...........................       89          --        1          88
26-week transition period ended February 2, 1991................       89           1        1          89
53-week period ended August 4, 1990.............................       88           1       --          89
52-week period ended July 29, 1989..............................       88          --       --          88
52-week period ended July 30, 1988..............................       88          --       --          88

     The Company intends to aggressively manage its portfolio of stores by identifying and closing, if necessary, underperforming stores, as well as identifying opportunities to open new stores.

CONSOLIDATION OF OPERATIONS

     The Company has undertaken a significant series of programs over the past few years to consolidate its operating divisions and reduce its expenses. In the fall of 1990, the Company sold Thalhimers, its only East Coast retailing subsidiary. As of January 1991, the Company operated its stores through four separate divisions, each with separate management, administrative, marketing and sales promotion functions. In April of 1991, the Company consolidated its Weinstocks and Emporium divisions. In January of 1992, the Company consolidated the Broadway-Southwest division into the Broadway-Southern California division. Finally, in April of 1992, the Company consolidated its Emporium-Weinstocks division into its Broadway division, forming a single operating unit based in Southern California. Management believes that the divisional consolidations have resulted in cost savings of approximately $30.0 million per year.

     With the consolidation of the Company's store operations, the Company consolidated its proprietary credit card and accounts payable operations into a single administrative center located in Tempe, Arizona, which the Company estimates will result in an estimated annual cost savings of approximately $6.0 million compared to the costs incurred in the year prior to the filing of the chapter 11 petition. Over the last three years, the Company has downsized its Anaheim, California data processing operation, reducing employment from approximately 530 full-time employee equivalents to approximately 330 full-time employee equivalents. Management estimates that this downsizing has reduced annual data processing costs by approximately $17.0 million. The consolidation of its operating divisions described above also reduced the requirements for separate distribution and warehouse facilities, permitting the closure of two warehouses in the San Francisco and Sacramento areas. As of April 1993, the Company began operating its Broadway Southern California and Broadway Southwest stores under the name "The Broadway."

     In connection with the chapter 11 proceedings, the Company negotiated reductions in rental rates and common area charges under many of its real property leases and related agreements, which the Company estimates will result in an annual cost savings of approximately $6.0 million compared to the amounts paid for the year prior to the bankruptcy filing. The Company also renegotiated many of its equipment leases. As a result, rental charges under the Company's equipment leases have been reduced by approximately one-third, which the Company estimates will yield an annualized cost savings of approximately $9.0 million compared to the amounts paid for the year prior to filing for bankruptcy.

MERCHANDISE ASSORTMENT

     The Company's stores carry a broad merchandise assortment of apparel, shoes, cosmetics, accessories and home products such as tabletop and housewares, domestic items, furniture and floor coverings and electronics. The following table summarizes the Company's sales for the year ended January 30, 1993 by merchandise category (including leased categories except leased automotive centers) as a percentage of sales.

                                                                                               PERCENT OF
                                                                              PERCENT OF       NET SELLING
                                                                               SALES(1)         SPACE(2)
                                                                              -----------     -------------
APPAREL AND SOFT GOODS
  Women's Apparel...........................................................      28.0%            28.6%
  Men's Apparel.............................................................      15.8             13.8
  Cosmetics.................................................................      12.5              3.9
  Accessories...............................................................       7.5              6.0
  Children's Apparel........................................................       4.6              7.0
  Shoes.....................................................................       4.9              3.7
  Fine Jewelry..............................................................       2.5              0.6
HOME STORE GOODS
  Tabletop and Housewares...................................................       7.6             10.9
  Domestic Items............................................................       5.4              8.1
  Furniture and Floor Coverings.............................................       3.5              7.7
  Electronics...............................................................       3.1              2.2
OTHER.......................................................................       4.6              7.5
                                                                              -----------     -------------
          Totals............................................................     100.0%           100.0%
                                                                              -----------     -------------
                                                                              -----------     -------------

- ---------------
(1) Excludes sales from clearance centers, closed stores and leased automotive centers.

(2) Net selling space calculations are based on selling space existing as of the last week of November 1992.

     The Company intends to de-emphasize certain slow-turning or low margin merchandise, such as furniture and electronics, and place more emphasis on women's and men's apparel and accessories, cosmetics, women's shoes and soft home goods (such as tabletop and housewares and domestic items), which constitute the Company's core merchandise categories. See "Business -- Business Strategy."

     Approximately 9% of store retail space (other than space leased for automotive centers) is leased to outside vendors operating stand-alone departments within each store. Leased departments include the shoe and jewelry departments in each store and the automotive departments at certain store locations. The independent operators supply their own merchandise and sales personnel, contribute to advertising and pay the Company a percentage of gross sales as rent. These departments (including leased automotive departments) accounted for approximately 10.7% of the Company's total sales for the year ended January 30, 1993. In connection with the refocusing of the Company's merchandise assortments, the Company intends to carefully review the merchandise offerings of its leased-space vendors to ensure that they appeal to the Company's target customers and are consistent in terms of price, quality, assortment and fashion with the Company's merchandise offerings in its other departments.

STORE REMODELING

     The Company's store remodeling program is designed to increase the available selling space within existing stores and make more productive use of the existing selling space through the reallocation of space in favor of apparel, accessories, cosmetics and soft home goods, categories of merchandise which generally turn faster, have higher gross margins and constitute the Com-pany's core merchandise. The Company's store remodeling program has a "quick win" component and a longer-term component.

     "Quick Win" Remodeling. Management has completed "quick win" minor adjustments in selling space allocation and appearance in 58 stores at a cost of $17.4 million. These improvements involve low-cost upgrades and the favorable reallocation of selling space to the extent possible without relocating significant fixtures or walls. Many of these improvements also involved the installation of vendor shops or updated fixtures, which are typically partially paid for by the vendor but operated by the Company. A vendor shop is a custom display area dedicated to a specific vendor. Such shops are generally jointly designed by the vendor and the Company and create a physical identity for the vendor in the store. In 1992, 212 such vendor shops were opened and 252 additional vendor shops have been opened during 1993.

     Long-term Remodeling. The Company has targeted approximately 40 stores for remodeling by 1996. Stores are being selected for remodeling based primarily on sales potential, demographic trends and expected return on investment. Over the next three years the Company plans to spend approximately $336.0 million on capital expenditures, with spending on store modernization and selling space improvements expected to be $276.0 million after contributions from developers and landlords, and maintenance capital expenditures of $60.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Capital Expenditures."

     The Company's long-term remodeling plan contemplates three different types of remodeling: major remodeling, which involves the total refitting of a store, including the reallocation of selling space, the relocation or replacement of significant interior walls and fixtures and the realignment of selling departments to place complimentary merchandise offerings in closer proximity with each other so as to stimulate cross-shopping and cross-selling opportunities; moderate remodeling, in which selling space would be reallocated, selling departments would be realigned, significant interior walls and fixtures would be relocated or replaced and signage, lighting, carpeting and wall covering would be changed to upgrade the store's appearance; and minor remodeling, in which signage, lighting, carpeting and wall covering changes would be made to upgrade the store's appearance, but no space reallocation would occur. In addition, the Company plans to expend money for vendor shops and general upgrading and maintenance of fixtures and merchandise presentation in its stores.

     These store remodeling activities will generally be carried out over an extended period between peak selling seasons. Management believes that the Company will realize substantial long-term benefits from the remodeling program. Moreover, Management believes that the remodeling program will be implemented in a way that should avoid any material adverse impact on sales in the short term.

MERCHANDISING AND PLANNER-DISTRIBUTOR ORGANIZATIONS

     With the consolidation of its divisions, buying activities were centralized for the Company's 83 stores. The centralized buying organization facilitates the editing of assortments and reduction in the number of vendors and increases the importance of the Company to its key vendors. The centralized buying function has enabled the Company to improve the overall quality of its buying staff, increase the depth and specialization of buyers dedicated to its merchandise categories, and improve the consistency and coordination of the buying process.

     In 1992, in conjunction with the consolidation of the Company's operating divisions, the Company established the P&D Department to work closely with its buying organization and improve the allocation and distribution of inventory to the Company's stores. The P&D Department synthesizes demographic and market research along with data on current sales performance for each market served by the Company. Using this information, the P&D Department works closely with the buyers in the Company's merchandising department to determine the appropriate merchandise mix for each store, specifying the appropriate styles, colors and sizes to be provided, the timing for delivery and the quantity of goods to be delivered. In determining the merchandise mix for a particular store, the P&D Department takes into account local differences in lifestyle and ethnic background, seasonal differences and other factors.

     Planner-Distributor departments have been used extensively in the specialty store sector. The Company believes its P&D Department enables it to better merchandise its stores, react effectively and quickly to local market conditions, improve inventory turnover and reduce markdowns. Management believes the P&D Department can provide the Company an advantage over large national department store chains with standardized merchandising, particularly in California and the Southwest given the ethnic diversity of these regions.

PURCHASING

     Since 1992, the Company has reduced the number of vendors by 40% as it continues to edit its merchandise assortment. By continuing to reduce the number of vendors, the Company anticipates that it will become more important to its remaining vendors. To facilitate this, the Company is increasing vendor participation in the Company's quick response program and increasing the number of strategic alliances with vendors. Management does not believe that reducing the number of its vendors poses any material risk.

     The Company has increased the number of strategic alliances from four, as of July 1993, to 13, as of December 1993 (three of which represent separate departments of the same vendor), and expects to have entered into a total of 60 such alliances over the next few years. Strategic alliances allow the Company and the vendor to better direct merchandise to the Company's customers. Pursuant to such alliances, the vendor and the Company cooperate with respect to assortment, marketing issues, visual presentation, sales promotion and staffing. In addition, strategic alliances better enable the Company to obtain the vendor's merchandise in the size, color and style specifications desired for each store, as directed by the P&D Department.

     Management believes that the Company's quick response program and its strategic alliances with vendors improve the Company's marketing decisions and provide the Company with greater control over its merchandise assortments. In addition, both programs reduce purchase order lead times, provide a faster and more continuous flow of merchandise, increase sales and inventory turns and reduce inventory investment and markdowns. The quick response program and the strategic alliances improve the accuracy of the Company's inventory reporting and reduce the Company's expenses.

     The Company purchases merchandise from many suppliers, no one of which accounted for more than 5% of the Company's net purchases during 1992. The Company has no long-term purchase commitments or arrangements with any of its suppliers, and believes that it is not dependent on any one supplier. The Company considers its relations with its suppliers to be satisfactory.

MANAGEMENT INFORMATION SYSTEM

     Management believes that its internally developed MIS System is among the most advanced in the department store retailing industry. Management believes its systems capability will play an important role in the implementation of its business strategy. The MIS System provides detailed information that enables Management to monitor the effectiveness of merchandise strategies, improve merchandise assortments and reduce inventory costs. The MIS System capability fully supports its efforts with vendors to shorten lead times and manage the level of merchandise shipments received based on most recent sales trends.

     The Company's information services facility provides data processing, systems development and communication services to all of the Company's stores, headquarters and distribution and support facilities. The MIS System provides fully integrated voice and data communication links to its point-of-sale terminals, computer systems and telephone system. The system currently provides sophisticated inventory tracking and control for more than 800,000 stock-keeping units and has the capacity to track 2 million units. The system also provides automatic inventory replenishment of selected inventory items using computer-generated purchase orders, and links the Company with more than 160 vendors through an interactive electronic communications network. In addition, the MIS System's price management system allows daily updating of merchandise prices (either store-by-store or Company-wide) and provides on-line price-lookup capability at the point-of-sale register. All of the major components of the MIS System are protected from major systems failures through the MIS System's architecture, as well as through an arrangement with a leading provider of back-up information systems. Management believes that the Company's MIS System will continue to play a central role in the execution of the Company's merchandising strategy and the ongoing containment of inventory and operating costs.

PROPRIETARY CREDIT CARD OPERATIONS

     Customers may purchase merchandise at any of the Company's stores for cash, with certain common third-party credit or charge cards, or on credit in accordance with revolving credit account terms provided by the Company through its own proprietary credit card operations. In addition to providing a source of credit that customers may use to make purchases at Company stores, these programs generate a significant body of marketing data related to customers' tastes and buying patterns. Demographic and purchasing information available as a result of the proprietary credit card program provides Management with a valuable tool to analyze customer demographics and shopping patterns. The Company uses this information to provide specific customers with information about merchandise or events that would be of particular interest to them based on their historical shopping patterns.

     In recent years, the Company's proprietary credit card sales have declined while third-party credit card sales have been increasing. The Company believes that this is due to the broader utility of third-party credit and stronger marketing and expanded availability of third-party credit. The Company continually evaluates the effectiveness of various credit-promotion programs to maximize proprietary credit card sales volume consistent with the Company's credit standards. For example, the Company developed a preferred proprietary credit card. Under this preferred credit card program, customers are offered special incentives designed to stimulate proprietary credit card purchases. Effective October 1993, changes in the terms of the Company's revolving charge accounts reduced the minimum monthly payment requirement on outstanding balances from 10% to 5%. This change is expected to result in increases in customer receivable balances outstanding and corresponding finance charge revenue gains.

     In the year ended January 30, 1993 proprietary credit card sales accounted for 52.3 percent of gross sales. As of January 30, 1993, short-term revolving proprietary credit card charge accounts comprised approximately 85 percent and long-term revolving proprietary credit card charge accounts comprised approximately 15 percent of total customer receivables. The following tables reflect selected proprietary credit operations data:

                                                                                           AVERAGE
                                               NUMBER OF                                CREDIT BALANCE
                                                BILLED       NUMBER OF DAYS CREDIT        PER BILLED
                        AS OF                  ACCOUNTS        SALES OUTSTANDING           ACCOUNT
        -------------------------------------  ---------     ----------------------     --------------
        January 30, 1993.....................  3,184,000               138                   $168
        February 1, 1992.....................  3,660,000               146                    157
        February 2, 1991.....................  3,830,000               141                    168

     The Company's average accounts receivable balances during the years ended January 30, 1993, February 1, 1992 and February 2, 1991 were $532.6 million, $580.9 million and $632.2 million, respectively (excluding Thalhimers data). During these periods, the Company's finance charge revenue decreased from $99.4 million in 1990 (excluding Thalhimers finance charge revenue) to $82.7 million in 1992. Management believes that the decrease in the Company's finance charge revenue in recent years is due to the decrease in the size of the Company's accounts receivable during the same period attributable to lower proprietary credit sales and accelerated customer repayments. Seasonal customer purchasing in November and December produces an increase in credit purchases. As a result, customer receivable balances outstanding and the number of accounts with unpaid balances normally reach their highest levels in the months of December and January.

     Customer receivables are generally written-off when the aggregate of payments made in the last six months is less than one full scheduled monthly payment, or when it is otherwise determined that the account is uncollectible. Proprietary credit card sales, net write-offs with respect thereto, and customer receivable balances for the periods indicated were as follows (excluding Thalhimers' data):

                                                 CREDIT SALES                NET WRITE-OFFS
                                         ----------------------------    -----------------------       TOTAL
                                                            % OF                        % OF         CUSTOMER
           FISCAL YEAR ENDED               AMOUNT      GROSS SALES(1)    AMOUNT     CREDIT SALES    RECEIVABLES
           -----------------             ----------    --------------    -------    ------------    -----------
                                                             (DOLLAR AMOUNTS IN THOUSANDS)
January 30, 1993.......................  $1,222,205         52.3%        $36,687         3.0%        $ 580,542
February 1, 1992.......................   1,252,843         53.8          38,503         3.1           598,562
February 2, 1991
  (26 weeks ended).....................     812,424         56.3          17,719         2.2           673,478
August 4, 1990.........................   1,497,508         56.7          35,186         2.3           589,705
July 29, 1989..........................   1,527,104         58.6          20,809         1.4           596,364

- ---------------
(1) Proprietary credit card sales as a percent of total sales inclusive of related sales tax receipts.

     The deterioration of general economic conditions in the Company's principal markets, including a significant increase in personal bankruptcies, has adversely affected the Company's net write-off experience during the last two years. Management expects that the Company may realize an improvement in net write-off experience as regional economic conditions improve.

     In addition, the Company's proprietary credit cards are subject to federal and state regulation, including consumer protection laws, that impose restrictions on the making and collection of consumer loans and on other aspects of credit card operations. During 1991, several legislative initiatives were proposed to Congress which, had they been successful, would have had the effect of imposing a ceiling on the interest rate that could be charged on credit card accounts. There can be no assurance that the existing laws and regulations will not be amended, or that new laws or regulations will not be adopted, in a manner that could adversely affect the Company's proprietary credit card operations.

PROPERTY

     As of January 30, 1993, 24 of the Company's stores were owned, 17 were owned subject to ground leases and 42 were leased. Three of these leased stores are subject to separate ground and improvement leases. As of January 30, 1993, the total annual base rent due under the store leases is approximately $28.0 million. In addition to the base monthly rent, the Company is obligated under many of the leases, or under related agreements discussed below, for a portion of common area maintenance charges and real property taxes. Further, the Company is lessee under eleven other leases relating to various offices, distribution facilities, and parking facilities. As of January 30, 1993, the total annual base rent due under these additional leases is approximately $2.0 million. Leases are generally for periods of up to 30 years, with renewal options for substantial periods. Such leases are generally at fixed rental rates, except that certain leases provide for additional rental payments based on sales in excess of predetermined levels.

     Since many of the Company's stores are located in regional shopping centers, the Company is also party to other agreements which are inextricably tied to the Company's ground or improvement leases or its ownership of the property. Anchor tenants such as the Company and shopping center developers commonly enter into reciprocal easement agreements which, among other things, establish certain operating covenants to which the anchor tenants are bound. In addition, individual anchor tenants often enter into separate agreements with the developers relating to, among other things, common area charges and operating covenants.

     The Company operates distribution facilities in Los Angeles and Union City, California, and Tempe, Arizona. Information services and data processing support are centralized in a facility located in Anaheim, California. Credit card and accounts payable administrative functions are provided from an administrative center located in Tempe, Arizona. All other management, marketing and sales promotion, merchandising departments, and support functions are located at the Company's corporate offices in Los Angeles, California.

     At January 30, 1993, the square footage used in the Company's operations was as follows:

                                                                    OWNED
                                                                   SUBJECT
                                                                     TO
                                                                   GROUND
                                                      OWNED         LEASE        LEASED         TOTAL
                                                    ---------     ---------     ---------     ----------
Stores............................................  4,819,500     2,972,000     7,385,300     15,176,800
Distribution centers and other facilities.........  2,240,000            --        97,500      2,337,500

     Thirty-one of the Company's stores and the Company's corporate offices and distribution center are encumbered by deeds of trust in favor of the Company's largest secured creditor. An additional nine of the Company's stores are encumbered by deeds of trust in favor of certain banks under the Company's loan agreements with such banks. Two other stores and two non-store facilities are encumbered under individual mortgage agreements with other lenders.

COMPETITION

     The retail industry, in general, and the retail department store business, in particular, are intensely competitive with respect to the purchase and sale of merchandise and the acquisition of desirable store locations. Significant competitors of the Company include Robinsons-May, Bullock's, Macy's, Nordstrom, Mervyn's, J.C. Penney, Dillard's and Gottschalks, though not all of these other competitors have stores in each market in which the Company competes. Each store competes not only with other traditional department stores, but also with specialty stores, discount stores, off-price retailers and numerous other types of local retail outlets selling apparel and accessories, electronics, furniture, and home furnishings. The Company also competes with various retailers that offer merchandise by mail order. Additionally, in the future, companies that offer merchandise to consumers via television may become more significant competitors of the Company. Many factors enter into the competition for consumers' patronage, including service, price, quality, style, product mix, convenience and credit availability. Each of the Company's stores has at least one department store competitor nearby. Some of the retailers with which the Company competes have substantially greater financial resources than the Company.

EMPLOYEES

     As of January 30, 1993, the Company employed approximately 23,000 associates, of whom approximately 12,000 were then employed on a full-time basis, subject to seasonal increases in the number of sales associates during the holiday season. The Company has union contracts covering approximately three and one-half percent of the associates of the Company, primarily in two

Emporium stores located in San Francisco. The Company believes that it has good relations with its associates.

SERVICE MARKS

     The service marks "The Broadway," "Emporium," and "Weinstocks" have been registered with the United States Patent and Trademark Office. The Company also has rights to several other marks. The Company also uses several trademarks and service marks in connection with certain of its private-label brand merchandise. Except for the aforementioned service marks as applied to the retail merchandising of goods and services, the Company does not believe that there are any patents, licenses, trademarks and service marks that are material to its business.

RECAPITALIZATION

     On February 11, 1991, the Company filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Central District of California (the "Bankruptcy Court"). During the bankruptcy proceedings, the Company managed its affairs and operated its business as debtor in possession under the supervision of the Bankruptcy Court while it developed a reorganization plan to restructure the Company. On the Emergence Date, the Company emerged from bankruptcy under the POR. Since the Emergence Date, the Company has operated independently, although the Bankruptcy Court has retained jurisdiction over certain claims and other matters relating to the POR. See "Business -- Legal Proceedings -- Chapter 11 Proceedings; Unresolved Claims."

     Pursuant to the POR, as of the Emergence Date, the Company's largest secured creditors and certain other secured creditors agreed to extend the maturities and adjust the prospective interest and payment terms for loans totaling $451.8 million and capitalize $66.1 million of interest accrued thereon during the chapter 11 proceedings. See "Indebtedness of the Company." In addition, the Company negotiated significant reductions in lease payments and common area charges under its equipment and real property leases. See
"Business -- Property." While the bankruptcy proceedings were pending, Zell/Chilmark acquired via tender offer approximately $461.0 of the $600.0 million in unsecured claims against the Company, making Zell/Chilmark the Company's largest unsecured creditor. Pursuant to the POR, these unsecured claims were converted into equity. In addition, Zell/Chilmark and First Plaza were each issued 2,500,000 shares of Common Stock in exchange for a cash equity infusion totaling $50.0 million. As a result, Zell/Chilmark held approximately 70% of the shares of Common Stock outstanding as of the Emergence Date.

     Pursuant to the POR, holders of the Company's common stock, $.01 par value, outstanding prior to the Emergence Date ("Old Common Stock") received .081 shares of Common Stock and .084 Warrants (or, in the case of participants in the profit sharing plan in effect prior to the Emergence Date with respect to shares of Old Common Stock held by such plan and other holders of Old Common Stock who so elected, .081 shares of Common Stock and .084 shares of Preferred Stock). See "Description of Capital Stock."

     As of the Emergence Date, the existing debtor-in-possession working capital facility and the receivables based financing arrangement were replaced with new three-year facilities, the Credit Facility and the Receivables Facility. Subject to collateral limitations, the new facilities provide for up to $225.0 million under the Credit Facility and up to $575.0 million to finance the Company's proprietary credit card receivables portfolio. See "Indebtedness of the Company."

     For additional information related to the financial obligations of the Company and the financial impact of the bankruptcy proceedings on the operations of the Company's business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Indebtedness of the Company" herein.

     The Company does not, as a matter of policy, publish projections covering future performance. However, in connection with the consummation of the POR, the Company was required by law to include certain projections in its disclosure statement to establish the viability of the POR. Those projections were prepared in early 1992. With the Company's management transition and the implementation of its business strategy, among other factors, the Company does not believe that such projections are necessarily indicative of future performance.

LEGAL PROCEEDINGS

     Chapter 11 Proceedings; Unresolved Claims. A discussion of the events surrounding the Company's bankruptcy filing and an explanation of the material terms of the Company's reorganization under the POR is set forth in the section entitled "Business -- Recapitalization." None of the Company's subsidiaries filed petitions for relief under the Bankruptcy Code. Notwithstanding the confirmation and effectiveness of the POR, the Court continues to have jurisdiction to, among other things, resolve disputed prepetition claims against the Company and to resolve other matters that may arise in connection with or relate to the POR.

     Pursuant to the POR, the Company is required to distribute .046 shares of Common Stock for each $1.00 of allowed general unsecured claims. The POR estimated the total amount of such claims to be approximately $600.0 million, against which the Company reserved 27.6 million shares of Common Stock. As of January 1, 1994, approximately $52.9 million of disputed claims remained outstanding. Management believes such claims will ultimately be allowed upon settlement or litigation for approximately $19.0 million, for which the Company has reserved approximately 1.0 million shares. Management believes that reserved shares of Common Stock will be sufficient to meet the Company's obligations to such claim holders. If all disputed claims were allowed in full, such claim holders would be entitled to a total of 2.4 million shares of Common Stock, compared to the 1.0 million shares reserved, resulting in a dilution to holders of outstanding Common Stock of approximately 3%. Management regularly evaluates the status of remaining disputed claims and claim settlement experience and accordingly adjusts its estimate of the number of shares to be reserved for issuance with respect to such claims. In addition, the Company has reserved approximately 0.2 million shares for preconfirmation stockholders of the Company who have not yet claimed the distribution of Common Stock to which they were entitled under the POR. The total of 1.2 million shares is included in the Company's calculation of its outstanding Common Stock. In addition, 0.2 million Warrants will remain issuable to certain preconfirmation stockholders pursuant to the POR. There are no contractual restrictions on the resale of these securities. Such securities may be sold into a public market without restriction at any time, potentially resulting in an adverse effect on the market for, or the market price of, the Common Stock.

     The Company is engaged in an ongoing effort to resolve these remaining disputed claims. Because of the disputed nature of these claims and the delays associated with litigation generally, Management anticipates that the settlement of these claims is likely to occur over an extended period of time.

     Other Legal Proceedings. The Company is involved in various other legal proceedings incidental to the normal course of business. Management does not expect that any of such other proceedings will have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

     The following is a list of names and ages of all of the current executive officers of the Company indicating all positions and offices with the Company held by each such person, each such person's principal occupations or employment during the past five years, and the expiration of each such person's term of office.

                                                                                          TERM
         NAME          AGE                          OFFICE                            EXPIRATION(1)
         ----          ---                          ------                          -----------------
David L. Dworkin...... 50    President, Chief Executive Officer and Director           March 23, 1996
Gerald J. Mathews..... 53    Executive Vice President, Stores                          April 30, 1996
Elayne M. Garofolo.... 47    Executive Vice President, Marketing and Sales               May 23, 1996
                             Promotion
Patricia A. Warren.... 46    Executive Vice President, Merchandising, Women's            May 23, 1996
                             Apparel
William J. Podany..... 47    Executive Vice President, Merchandising, Home, Men's       July 20, 1995
                             and Cosmetics
Robert J. Lambert..... 40    Executive Vice President, Human Resources               December 1, 1996
Robert M. Menar....... 56    Executive Vice President, Logistics and Information        July 20, 1995
                             Services
Brian L. Fleming...... 49    Senior Vice President, Accounting and Taxes                July 20, 1995
Marc E. Bercoon....... 33    General Counsel and Corporate Secretary                       (2)

- ---------------
(1) The Company has entered into employment contracts with those individuals with term expirations indicated, except with respect to Mr. Mathews, Ms. Garofolo and Ms. Warren, with whom the Company has entered into agreements in principle with expiration terms as noted.

(2) Marc E. Bercoon serves at the pleasure of the Board of Directors.

     David L. Dworkin joined the Company as its President and Chief Executive Officer on March 24, 1993. He also became a Director at that time. Prior to joining the Company, he served as Chairman and Chief Executive Officer of London-based retailer BhS, a division of Storehouse, from November 1989 until July 1992, and as Group Chief Executive of Storehouse from July 1992 until joining the Company in March of 1993. He has in excess of 25 years experience in the retail industry, including service as President and Chief Executive Officer of Bonwit Teller, Inc. from 1988 through 1989, and President and Chief Operating Officer of Neiman Marcus from 1984 through 1988, then a division of the Company.

     Gerald J. Mathews was appointed Executive Vice President, Stores in May 1993. From 1976 through 1992, he served as Executive Vice President, Stores of Saks Fifth Avenue.

     Elayne M. Garofolo was appointed Executive Vice President, Marketing and Sales Promotion in May 1993. From 1991 to 1993, she served as Senior Vice President, Communications and Image of GFT USA. From 1981 to 1990, she served as Senior Vice President of Marketing and Sales Promotion of Bonwit Teller, Inc.

     Patricia A. Warren was appointed Executive Vice President, Merchandising, Women's Apparel in May 1993. From 1989 to 1993, she served as Senior Vice President, General Merchandising Manager of The Bon Marche. From 1986 to 1989, she served as Executive Vice President of the Broadway Southwest.

     William J. Podany was appointed Executive Vice President, Merchandising, Home, Men's and Cosmetics in April 1993. From February 1992 to April 1993, he served as Vice Chairman -- Merchandise. He served as Senior Vice President, General Merchandise Manager -- Home of Thalhimers from 1989 to 1992. He served as Senior Vice President, General Merchandise Manager of Sibley from 1987 to 1989.

     Robert J. Lambert was appointed Executive Vice President, Human Resources in January 1994. From 1990 to 1993 Mr. Lambert served as chief human resources officer at The Stride Rite Corporation and from 1981 to 1990 he was with Pepsico, Inc. most recently as director of personnel resources -- Pepsi-Cola West.

     Robert M. Menar was promoted to Executive Vice President, Logistics and Information Services in October, 1993. Prior to that Mr. Menar served in various positions since joining the Company in 1978, most recently serving as Senior Vice President, Information Services.

     Brian L. Fleming was appointed Senior Vice President, Accounting and Taxes of the Company in October 1987. Prior to that time, he served as Vice President, Accounting.

     Marc E. Bercoon has served as General Counsel and Corporate Secretary of the Company since February 9, 1993. He served as Legal Counsel and Assistant to the Vice Chairman of the Company from October 1992 to February 1993. From January 1990 to October 1992, he was Vice President and General Counsel of Equity Properties and Development Company, a division of Equity Property Management Corp. From July 1987 to January 1990, he was in private practice as a corporate and real estate attorney at the firm of Rosenberg and Liebentritt, P.C., a Chicago-based law firm.

     The Company is currently seeking to fill the position of the Chief Financial Officer.

EMPLOYMENT AGREEMENTS

     In February of 1993, David Dworkin entered into an agreement with the Company whereby he agreed to serve as the Company's President and Chief Executive Officer for a term of three years and received a $1,000,000 bonus upon commencing his duties and will receive an annual base salary of $1,000,000, and subject to Board approval of a new annual incentive plan, a guaranteed bonus of at least $400,000 for his first year of employment and at least $300,000 for his second year. Mr. Dworkin also received $375,000 as compensation for the loss of his bonus from his prior employer and was afforded the opportunity to invest $250,000 in Zell/Chilmark on the same terms as its general partners at any time on or before August 15, 1993. This agreement closely aligns David Dworkin's interest with that of the Company's stockholders by providing Mr. Dworkin with options to purchase 1,000,000 shares of Common Stock under the Company's 1992 Stock Incentive Plan, as amended. Options with respect to 333,333 shares of Common Stock became vested on March 24, 1993. The remaining options will vest in increments of 333,333 and 333,334 on March 24, 1994 and March 24, 1995, respectively. The exercise price of all options granted is $10.22 per share with an expiration date of March 24, 2003. If David Dworkin is involuntarily terminated without cause, these options will become immediately exercisable. A "change in control" may be deemed by Mr. Dworkin to constitute such an involuntary termination. A "change in control" occurs if (i) the nominees or designees of Zell/Chilmark cease to compose a majority of the Board of Directors, (ii) changes in the Company's senior management occur by action of Zell/Chilmark or the Board of Directors that are not approved by Mr. Dworkin,
(iii) Zell/Chilmark ceases to own that percentage of the outstanding shares of the Company's voting stock which Zell/Chilmark owned immediately after the Original Offering assuming all outstanding securities of the Company which are exchangeable or convertible to Common Stock were so converted or exchanged and all Common Stock currently reserved for issuance, pursuant to the POR was issued, or (iv) some other person or entity, including affiliates thereof, acquires as much as or more than the number of outstanding voting shares of the Company then held by Zell/Chilmark. If Mr. Dworkin serves as President and Chief Executive Officer of the Company for at least one year, upon retirement he is guaranteed retirement benefits under the Company's retirement plans. The amount to which he would be entitled is determined based on the number of years that he actually serves. If he is involuntarily terminated during his first year of employ, Mr. Dworkin would receive the balance of three years' salary as a termination benefit. If such an event occurred at any time after his first year of employ, he would receive two years' salary as a termination benefit. This two years' salary termination benefit continues beyond the term of the agreement except to the extent the Company provides two years' notice of termination. The Company's obligations under Mr. Dworkin's agreement in principle are guaranteed by Zell/Chilmark.

     Several other key senior executives of the Company have entered three-year employment agreements with the Company and have received option grants under the Company's 1992 Stock Incentive Plan, as amended.

                     SECURITY OWNERSHIP OF CERTAIN PERSONS

     During the bankruptcy proceedings, Zell/Chilmark acquired an aggregate of $461 million of unsecured claims against the Company, for which it paid $216,963,174. Pursuant to the POR, Zell/Chilmark's unsecured claims against the Company were converted into 21,204,840 shares of Common Stock. Also pursuant to the POR and a Postpetition Store Modernization Facility Conversion Agreement dated as of August 18, 1992 between the Company and Zell/Chilmark (the "Conversion Agreement"), Zell/Chilmark purchased 2,500,000 shares of Common Stock from the Company on the Emergence Date at a price of $10.00 per share. As of January 1, 1994, Zell/Chilmark had acquired 24,800,866 shares of Common Stock, or approximately 54.5% of the then outstanding Common Stock, at a total cost of $256,268,891. All funds used in acquiring such shares were obtained from partnership capital contributions from the general and limited partners of Zell/Chilmark.

     The Conversion Agreement provided for the purchase, in connection with the consummation of the POR, of 5,000,000 shares of Common Stock from the Company at a price of $10.00 per share. On October 8, 1992, Zell/Chilmark assigned to First Plaza, a limited partner of Zell/Chilmark, Zell/Chilmark's rights and obligations under the Conversion Agreement with respect to the acquisition of 2,500,000 shares of Common Stock. First Plaza thus acquired its 2,500,000 shares of Common Stock from the Company at a price of $10.00 per share.

     The Company and First Plaza entered into a Stockholder's Agreement, dated as of January 25, 1993, under which the Company granted First Plaza certain registration rights with respect to First Plaza's shares of Common Stock in exchange for First Plaza's agreement not to engage in any proxy solicitation, acquire any additional shares of Common Stock or seek to control or influence the Board of Directors, Management or policies of the Company. First Plaza has agreed not to exercise its registration rights in connection with the Original Offering.

     Zell/Chilmark has agreed with First Plaza that in the event it agrees to sell all or a portion of its shares of Common Stock (other than to an affiliate of Zell/Chilmark or in a market transaction permitted by Rule 144 promulgated under the Securities Act), if so requested by First Plaza, Zell/Chilmark shall cause such prospective purchaser to purchase an equal proportion of First Plaza's shares of Common Stock.

     In accordance with the Securities Act, Zell/Chilmark, if deemed an affiliate of the Company, may sell its Common Stock pursuant to a registration statement filed with the Commission or pursuant to an exemption from registration under the Securities Act. Accordingly, after the expiration of the 90-day lock-up period, Zell/Chilmark will be eligible to sell its shares in compliance with Rule 144.

     In general, under Rule 144, an affiliate of the Company that has satisfied any required holding period may sell in any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock, or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are also subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding the sale and who has beneficially owned restricted shares for at least three years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Shares of Common Stock distributed pursuant to the POR are not restricted securities and do not have any required holding period under Rule 144, although sales of such Common Stock by affiliates of the Company are subject to the limitations described in the first sentence of this paragraph.

     The table below reflects the security ownership of Zell/Chilmark and First Plaza as of January 1, 1994.

    NAME AND ADDRESS                                              AMOUNT AND NATURE          PERCENT
   OF BENEFICIAL OWNER                                         OF BENEFICIAL OWNERSHIP       OF CLASS
   -------------------                                         -----------------------       --------
Zell/Chilmark Fund, L.P.
  Two North Riverside Plaza, Suite 1500
  Chicago, IL 60606........................................           24,800,866(1)            54.5%
Mellon Bank, N.A.,
  as Trustee for
  First Plaza Group Trust
  One Mellon Center
  Pittsburgh, PA 15258.....................................            2,500,000(2)             5.5%

- ---------------
(1) The sole general partner of Zell/Chilmark is ZC Limited Partnership, an Illinois limited partnership ("ZC Limited"). The sole general partner of ZC Limited is ZC Partnership, a Delaware general partnership ("ZC"). The general partners of ZC are ZC, Inc., an Illinois corporation ("ZCI"), and CZ Inc., a Delaware corporation ("CZI"). The Samuel Zell Revocable Trust dated January 17, 1990 (the "SZ Trust") is the sole stockholder of ZCI. Mr. Samuel Zell is trustee and the beneficiary of the SZ Trust. Mr. David M. Schulte is the sole stockholder of CZI. One of the limited partners of ZC Limited is COP General Partnership, an Illinois general partnership ("COP"). One of the general partners of COP is COP Seniors General Partnership, an Illinois general partnership ("COP Seniors"). One of the general partners of COP Seniors is Sanford Shkolnik. Messrs. Zell, Schulte and Shkolnik, each of whom are directors of the Company, may each be deemed to share beneficial ownership of the shares referenced, but each disclaims beneficial ownership of such shares.

(2) Mellon Bank, N.A., acts as the trustee (the "Trustee") of First Plaza, a trust under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries. First Plaza may be deemed to beneficially own the shares referenced. Additionally, General Motors Investment Management Corporation, a Delaware corporation and a wholly-owned subsidiary of GM, may be deemed to beneficially own these shares because it serves as investment manager for First Plaza with respect to such shares and has the power to direct the Trustee as to voting and disposition of such shares. The Pension Investment Committee of GM may also be deemed to beneficially own such shares by virtue of its authority to select the investment manager of such shares.

                          INDEBTEDNESS OF THE COMPANY

     The following summaries of certain provisions of certain indebtedness of the Company are generalized, do not purport to be complete, and are qualified in their entirety by reference to the provisions of the various agreements related thereto, which may be obtained from the Company upon request.

GENERAL

     As of January 1, 1994, the Company's principal indebtedness (other than the Notes) consisted of (i) $411.5 million in loans secured by deeds of trust and other documents with respect to 31 of the Company's stores and its Los Angeles distribution center (the "Group One Loans"), (ii) $89.7 million of loans secured by deeds of trust and other documents with respect to nine of the Company's stores (the "Group Two Loans"), (iii) advances under the Receivables Facility, which are secured by the Company's accounts receivable, and (iv) advances under the Credit Facility, which are secured by the Company's remaining personal property. This indebtedness is described below. In addition, the Company has $15.7 million of other indebtedness outstanding secured by deeds of trust and certain other documents on certain other properties of the Company. Substantially all of the Company's assets are encumbered to secure the Company's indebtedness. The Receivables Facility and the Credit Facility are both provided through a commercial lending institution, as agent for itself and other commercial lending institutions (the "Lender").

CREDIT FACILITY

     Borrowing Availability and Termination Date. The Credit Facility is a revolving credit and letter of credit facility. Borrowings under the Credit Facility are repayable on or before October 31, 1995. The aggregate amount of advances available under the Credit Facility, including the aggregate face amount of all letters of credit issuable under the Credit Facility ("LCs"), is limited to an amount equal to the Borrowing Base. The term "Borrowing Base" means the lesser of (i) $225,000,000, or (ii) up to 50-55%, depending on the time of year, of the value of the Company's inventory and other merchandise and personal property ("Eligible Inventory") less certain reserves for the Receivables Securitization Agreement and as required by the Lender. The aggregate face amount of LCs available under the Credit Facility shall not exceed the lesser of (i) $65,000,000 and (ii) the Borrowing Base less outstanding advances. As of January 1, 1994, no advances and $45.4 million in letters of credit were outstanding under the Credit Facility.

     Interest and Fees. Amounts outstanding under the Credit Facility bear interest at a floating rate equal to the Index Rate (as defined below) plus 1.50% per annum, payable monthly in arrears. The term "Index Rate" means the higher of (a) the highest of the prime rates as announced by certain banks, or
(b) the latest annualized yield (or midpoint if more than one yield is published) on 90-day directly-placed commercial paper. The weighted average annual interest rate on borrowings under the Credit Facility was 7.5% in 1992 (not including certain additional fees payable by the Company as described below). Upon the occurrence of and during the continuation of an Event of Default (as defined below), the interest rate otherwise applicable will be increased by 2% per annum and interest will be payable upon demand. The Company pays certain fees and commissions to the Lender, including a fee for non-use of the facility of 1/2 of 1% per annum of the average unused daily balance of the maximum amount of the facility (or a lesser amount if the Borrowing Base is less than $200 million), a quarterly administrative fee of $62,499 and an obligation fee equal to 2.375% per annum of the actual daily face amount of outstanding LCs for the actual number of days during which such LCs are outstanding.

     Collateral. Advances under the Credit Facility are secured on a first priority basis by security interests in and liens on substantially all of the Company's tangible and intangible personal property, including the Company's accounts, equipment and inventory, other than certain interests subject to deeds of trust in favor of the lenders under the Group One Loan and the Group Two Loan and certain others. In addition, the Company's obligations under the Credit Facility are secured by a pledge of the shares of each subsidiary of the Company.

     Other Provisions. The Company may prepay the loans under and terminate the Credit Facility at any time without premium or penalty, provided (i) no LCs are outstanding (or, if outstanding, have been cash collateralized), and (ii) the Receivables Facility has been or is simultaneously terminated. Financial reporting requirements include delivery of unaudited financial statements on a monthly and quarterly basis and audited consolidated financial statements on a yearly basis. Affirmative covenants include the obligation to maintain corporate existence and the timely payment of obligations, fees and certain expenses as provided in the Credit Facility.

     Restrictive Covenants. In general, the Credit Facility prohibits the Company and its subsidiaries from, among other things: (i) merging or consolidating or otherwise combining with, or acquiring substantially all of the capital stock or assets of, any person or entity (except for mergers or liquidations between the Company and its subsidiaries); (ii) making investments in, or loans or advances to, any person or entity, except as expressly permitted and except for investments not exceeding $5.0 million in the aggregate in short-term government securities, commercial paper having the highest rating obtainable, and certificates of deposit, time deposits and demand deposits issued by or placed with commercial banks, (iii) making any material change in its capital structure, except for the issuance of shares in connection with the POR, certain employee stock and option plans, the Warrants, Common Stock of the Company that is by its terms not redeemable prior to December 31, 1995 and warrants to purchase stock or instruments convertible into stock; (iv) as to the Company, engaging in any line of business other than its current line of business and as to subsidiaries of the Company, owning assets in excess of applicable requirements or conducting any business (except for CHH Receivables, in connection with Receivables Facility); (v) except for transactions in the ordinary course of business with officers and directors and transactions pursuant to the Receivables Facility, entering into transactions with affiliates on other than an arm's length basis;
(vi) creating or permitting any lien on their respective assets or properties, other than (x) liens that are expressly permitted, (y) liens granted pursuant to the Receivables Facility, and (z) liens which do not encumber or adversely affect collateral securing obligations under the Credit Facility and which secure aggregate indebtedness of the Company not in excess of $7.5 million;
(vii) making use of any "hazardous materials" (as defined under applicable environmental laws) in a manner that would violate any such environmental laws;
(viii) selling, transferring, conveying or otherwise disposing of any assets or properties, except as expressly permitted; (ix) cancelling any claim or debt owing to it, except for reasonable consideration and in the ordinary course of business; (x) taking or omitting to take any action, which act or omission would constitute (1) a default or event of default under (A) the Credit Facility or the Receivables Facility or other documents and instruments entered into with respect to each, or (2) a default or event of default under any other contract where such defaults in the aggregate would exceed $7.5 million or have a material adverse effect; (xi) engaging in any interest rate hedging or similar transaction, except with respect to advances under the Credit Facility or, to the extent permitted by the terms of the Receivables Facility, certain other unsecured interest rate hedging transactions; (xii) (a) declaring any dividend or incurring any liability to make any other payment or distribution in respect of its capital stock (other than stock splits or dividends payable solely in additional shares of stock) (b) making any payment on account of the purchase, redemption or other retirement of its capital stock or any other payment or distribution made in respect thereof, or except as scheduled, any payment, loan, contribution or other transfer of funds or other property to any of its respective stockholders or subsidiaries; (xiii) creating, incurring, assuming or permitting to exist or otherwise become or be liable in respect of any indebtedness, other than indebtedness as specified in the Credit Facility and other indebtedness not in excess of $7.5 million outstanding at one time; (xiv) incurring certain liabilities or obligations in respect of pension plans established under the Employee Retirement and Income Security Act of 1974, as amended ("ERISA"); and (xv) consenting to any amendment, supplement or other modification of any of the terms or provisions contained in, or applicable to,
(a) the POR or the Receivables Facility or (b) certain settlement agreements entered into with other secured creditors in connection with the implementation of the POR, if such amendment, supplement or modification would (1) increase the principal amount of, or the rate or amount of interest payable on such obligation, (2) accelerate any date fixed for any payment of principal of, or interest on such obligation, or (3) otherwise materially increase any such obligation.

     Financial Covenants. The Credit Facility contains financial covenants that require the Company to maintain its Consolidated EBITDA, Consolidated Net Cash Flow, Capital Expenditures, Minimum Receivables Effective Advance Rate, consolidated net inventory ratio and consolidated inventory balance (as such initially capitalized terms are defined below) within certain parameters set forth in the Credit Facility.

     For purposes of the description of financial covenants set forth below, the following terms shall have the indicated meanings:

     "Capital Expenditures" means all payments for any fixed assets or improvements or for replacements, substitutions or additions thereto, that have a useful life of more than one year and which are required to be capitalized under generally accepted accounting principles ("GAAP"), other than capital lease obligations.

     "Consolidated EBITDA" means for any period the sum of consolidated net income of the Company and its subsidiaries for such period plus consolidated interest charges (including any capitalized interest payable to certain lenders) plus consolidated taxes deducted in arriving at consolidated net income plus consolidated non-cash charges (including depreciation, amortization and LIFO reserve charges) plus extraordinary losses less extraordinary gains.

     "Consolidated Net Cash Flow" means for any period the sum of consolidated earnings before taxes of the Company and its subsidiaries for such period plus consolidated non-cash charges (including depreciation, amortization and LIFO reserve charges) less principal payments in respect of capital lease obligations less reductions in the restructuring reserve liability account less consolidated taxes actually paid less extraordinary losses plus extraordinary gains.

     "Effective Advance Rate" means, at any time, the ratio (expressed as a percentage) determined by dividing the Borrowing Base by the aggregate amount owed by the obligors with respect to the accounts receivable purchased from the Company by the Receivables Borrower (as defined below under the heading "Receivables Facility").

     "Fiscal Month" means each of the three four-week or five-week accounting periods comprising a quarterly accounting period within a Fiscal Year.

     "Fiscal Year" means a fiscal year of the Company ending on the Saturday closest to January 31, unless subsequently changed by the Company with the Lender's consent.

     The Company has covenanted in the Credit Facility that it will not permit aggregated Consolidated EBITDA during any period of three consecutive Fiscal Months ending on the last day of any Fiscal Month set forth below to be less than the amount set forth below opposite such Fiscal Month (except that any amount set forth below in parentheses shall be the maximum amount of permitted

Consolidated EBITDA deficit for the period of three consecutive Fiscal Months ending on the last day of the Fiscal Month set forth opposite such amount):

          FISCAL MONTH                                           AMOUNT
        ----------------                                         ------
        February 1994........................................  $ 22,370,000
        March 1994...........................................  $(15,480,000)
        April 1994...........................................  $  1,700,000
        May 1994.............................................  $ 13,800,000
        June 1994............................................  $ 19,500,000
        July 1994............................................  $ 16,800,000
        August 1994..........................................  $ 11,600,000
        September 1994.......................................  $  6,400,000
        October 1994.........................................  $  9,300,000
        November 1994........................................  $ 16,700,000
        December 1994........................................  $ 68,500,000
        January 1995.........................................  $ 60,400,000
        February 1995........................................  $ 49,400,000
        March 1995...........................................  $    300,000
        April 1995...........................................  $ 11,800,000
        May 1995.............................................  $ 23,800,000
        June 1995............................................  $ 30,100,000
        July 1995............................................  $ 27,800,000
        August 1995..........................................  $ 23,300,000
        September 1995.......................................  $ 17,800,000
        October 1995.........................................  $ 20,000,000

provided, however, that Consolidated EBITDA (i) for the period from the February 1994 through and including the January 1995 Fiscal Months shall in no event be less than $88.2 million, and (ii) for the period from the February 1995 through and including October 1995 Fiscal Months shall in no event be less than $59.6 million.

     The Company has covenanted in the Credit Facility that it will not permit Consolidated Net Cash Flow for any period of three consecutive Fiscal Months ending on the last day of any Fiscal Month set forth below to be less than the amount set forth below opposite such Fiscal Month (except that any amount set forth below in parentheses shall be the maximum amount of permitted Consolidated

Net Cash Flow deficit for the period of three consecutive Fiscal Months ending on the last day of the Fiscal Month set forth opposite such amount):

              FISCAL MONTH                                                          AMOUNT
              ------------                                                       ------------
        February 1994..........................................................  $ (1,900,000)
        March 1994.............................................................  $(38,900,000)
        April 1994.............................................................  $(21,200,000)
        May 1994...............................................................  $ (8,000,000)
        June 1994..............................................................  $ (1,600,000)
        July 1994..............................................................  $ (4,200,000)
        August 1994............................................................  $ (9,200,000)
        September 1994.........................................................  $(14,400,000)
        October 1994...........................................................  $(11,000,000)
        November 1994..........................................................  $ (3,500,000)
        December 1994..........................................................  $ 48,600,000
        January 1995...........................................................  $ 40,600,000
        February 1995..........................................................  $ 29,200,000
        March 1995.............................................................  $(20,500,000)
        April 1995.............................................................  $ (9,500,000)
        May 1995...............................................................  $ 15,000,000
        June 1995..............................................................  $ 34,200,000
        July 1995..............................................................  $ 44,700,000
        August 1995............................................................  $ 40,400,000
        September 1995.........................................................  $ 22,200,000
        October 1995...........................................................  $ 11,800,000

     The Company has covenanted in the Credit Facility that it will not permit the aggregate amount of all Capital Expenditures of the Company and its subsidiaries to exceed, during any period set forth below, the amount set forth below opposite such period:

              PERIOD (FISCAL MONTHS)
              ----------------------
                      THROUGH
     FROM         (AND INCLUDING)                                           AMOUNT
  ----------  ----------------------                                     ------------
  Feb. 1994   June 1994................................................  $ 42,200,000
  July 1994   June 1995................................................  $110,000,000
  July 1995   October 1995.............................................  $ 59,500,000

provided, however, that (i) the aggregate amount of Capital Expenditures otherwise permitted during the period from the July 1994 through and including the June 1995 Fiscal Months shall be increased by an amount equal to the lesser of $20,000,000 or 75% of the excess, if any, of Consolidated EBITDA for the period from the December 1993 through and including the June 1994 Fiscal Months over $45,670,000, and (ii) the aggregate amount of Capital Expenditures otherwise permitted during the period from the July 1995 through and including the October 1995 Fiscal Months shall be increased by an amount equal to the lesser of $25,000,000 or 75% of the excess, if any, of Consolidated EBITDA for the period from the July 1994 through and including the June 1995 Fiscal Months over $105,300,000. In no event may the aggregate amount of Capital Expenditures of the Company and its subsidiaries exceed $25,000,000 during any Fiscal Month.

     The Company has also covenanted in the Credit Facility that it will not permit its net inventory ratio on the last day of any two consecutive Fiscal Months to exceed percentages specified in the Credit Facility for each month during the term of the Credit Facility. In addition, the Credit Facility requires the Company to maintain the aggregate amount of all inventory of the Company and its subsidiaries (determined on the lower of a first-in, first-out or market basis) on the last day of any two consecutive Fiscal Months within certain minimum and maximum amounts specified in the Credit Facility for each month during the term of the Credit Facility. As is the case with the Consolidated EBITDA and Net Cash Flow covenants, the monthly thresholds specified in the Credit Facility for the inventory ratio and inventory balance covenants vary during the term of the Credit Facility to coincide with seasonal fluctuations in the Company's business.

     Events of Default. The Credit Facility provides for various events of default (the "Events of Default"), including, in general, the following events:
(i) the Company shall fail to make any payment of principal of, interest on, or any other amount owing in respect of any obligation when due and payable or declared due and payable, except with respect to interest and fees such failure shall have remained unremedied for two business days; (ii) the Company shall fail or neglect to perform, keep or observe certain reporting covenants or any of the restrictive covenants contained in the Credit Facility (except with respect to defaults under the Credit Facility); (iii) the Company shall fail or neglect to perform, keep or observe any other provision of the Credit Facility (including defaults under the Credit Facility) or of any of the other loan documents (subject to the Company's right to cure); (iv) a default shall occur under any other agreement, document or instrument to which the Company or any of its subsidiaries is a party or by which their respective properties are bound, or under any agreement, document or instrument evidencing or applicable to any indebtedness secured in whole or in part by any shares of Common Stock owned by Zell/Chilmark ("Z/C Indebtedness"), and such default continues beyond any applicable grace period provided in the instrument governing such indebtedness and (i) is (a) in respect of any indebtedness of the Company or any of its subsidiaries in excess of $7,500,000, or (b) in respect of any Z/C Indebtedness or (ii) causes or permits the acceleration of any such indebtedness; (v) any event of default shall occur under the Receivables Facility or related documents, or the Receivables Facility shall for any reason cease to be in full force and effect; (vi) any representation or warranty in the Credit Facility, in any related loan document or in any written statement, report or other document delivered thereto shall be untrue or incorrect in any material respect; (vii) certain events of bankruptcy or insolvency (including the attachment of any assets of the Company or its subsidiaries and any similar proceeding); (viii) the modification, issuance, repeal or rescission of any order of the bankruptcy court in the POR which adversely affects the Credit Facility and the rights of the Lender; (ix) final judgments against the Company and its subsidiaries aggregating in excess of $7,500,000 (to the extent not covered by insurance) that are not discharged or stayed within 10 days of entry of such judgment; (x) any provision of any document evidencing rights in the collateral or the confirmation order shall for any reason cease to be valid or enforceable in accordance with its terms or any lien created under any collateral document shall cease to be a valid and perfected first priority lien; (xi) any "Changes in Control" (as defined below) shall occur; (xii) any other event shall have occurred which has a material adverse effect of which the Company receives at least ten days' notice; and (xiii) certain events relating to pension plans under ERISA. As used in the Credit Facility, the term "Change in Control" means
(a) individuals who are nominees or designees of Zell/Chilmark shall for any reason cease to constitute a majority of the members of the Company's Board of Directors; (b) any change in the senior management of the Company which is not acceptable to a majority of the lenders;
(c) the failure of Zell/Chilmark to continue to own, directly or indirectly, at least the percentage of outstanding shares of voting stock of the Company on a fully diluted basis that Zell/Chilmark owned immediately after giving effect to the issuance of the Notes and any stock options issued by the Company under its existing stock option plan; or (d) any "Acquiring Person", as such term is defined in the Indenture for the Notes, shall become the beneficial owner of shares of Common Stock of the Company having more than 45% of the total number of votes that may be cast for the election of directors of the Company; or

(e) the failure of the Company to own, directly and free and clear of all liens or other encumbrances (other than the lien imposed pursuant to the Credit Facility), all of the outstanding shares of stock of CHH Receivables, Inc.

RECEIVABLES FACILITY

     Structure of Financing. The Receivables Facility is an accounts receivable revolving credit facility. The Receivables Facility is provided through a special purpose corporation not affiliated with the Company (although its accounts are stated on a consolidated basis with the Company's accounts) (the "SPC"). The SPC raises money through the issuance and sale of commercial paper or through liquidity loans from the Lender and lends such funds to CHH Receivables, Inc., a wholly-owned subsidiary of the Company (the "Receivables Borrower"). The Receivables Borrower in turn purchases and holds accounts receivable originated by the Company. The Lender provides the structure, credit support and liquidity support for and provides for the administration of the SPC, which is an A-1/P-1 rated entity. The liquidity line is a revolving credit provided by the Lender to the SPC to provide funding when the SPC is unable to issue sufficient commercial paper to meet its obligations.

     Borrowing Availability and Termination Date. Advances under the Receivables Facility are limited to an amount equal to the lesser of (i) $575,000,000, and (ii) the Base Advance Rate, as described below, of the Company's eligible accounts receivable (i.e., accounts receivable that meet certain criteria specified in the Receivables Facility Credit Agreement) less certain amounts purchased from the Company by the Receivables Borrower. The Company may permanently reduce in part the unused portion of the Receivables Facility, but in no event may it reduce such amount below $425 million. The "Base Advance Rate" is 84.5% of eligible accounts receivable subject to certain adjustments upward or downward as set forth in the definitive documentation for the Receivables Facility (but in no event shall such adjustments result in an advance rate in excess of 88% of eligible accounts receivable). All amounts under the Receivables Facility are due on October 8, 1995. As of January 1, 1994, borrowings of $337.1 million of commercial paper, $182.7 million less than the maximum available under the Receivables Facility based on the level of customers receivables, were outstanding under the Receivables Facility.

     Interest. Amounts outstanding under the Receivables Facility will bear interest in an amount equal to the interest expense attributable to the SPC's borrowings in the commercial paper market and/or under its liquidity line. Amounts provided by the Lender under its liquidity line to the SPC will bear interest at an annual rate equal to the Base Rate. The term "Base Rate" means the higher of (a) the highest prime rate as announced by certain banks, and (b) the rate for certain commercial paper having a maturity of one month as published by the Federal Reserve System. Interest is payable monthly in arrears. Following the maturity of loans under the liquidity line, all outstanding principal and interest will bear interest at an annual rate equal to 2% plus the Base Rate, and interest shall be payable on demand. At January 1, 1994, the interest rate under the Receivables Facility was 4.5%.

     Collateral. The Receivables Facility is secured by a first priority security interest in all of the existing and after-acquired accounts receivable sold by the Company to the Receivables Borrower and certain other property of the Receivables Borrower. Certain repurchase obligations of the Company in connection with accounts receivable sold to the Receivables Borrower are secured by a second priority security interest of up to $15,000,000 in the collateral securing advances under the Credit Facility (excluding the outstanding capital stock of the Receivables Borrower and indebtedness of the Receivables Borrower to the Company).

     Financial Covenants. In addition to other restrictive covenants, the Receivables Facility requires the Receivables Borrower to maintain a minimum interest coverage ratio, amount of capitalization and a minimum receivables advance rate.

     Events of Default. The Receivables Facility provides for various events of default, including, among other events, the occurrence of an Event of Default under the Credit Facility and a failure by the Receivables Borrower or the Company to pay any principal of or premium or interest on any debt when due if such failure continues after any applicable grace period.

     Fees. Ongoing fees payable in connection with the Receivables Facility include (i) an administration fee during the term of each facility equal to $28,125 per fiscal quarter, (ii) a program fee equal to 1.10% per annum of the average daily aggregate outstanding amount, and (iii) a non-use fee equal to
 1/2 of 1% per annum of the average unused daily balance of the maximum amount of the facility. All costs and expenses incurred in connection with the facility, including all out-of-pocket costs and expenses of the Lender and the SPC, are borne by the Receivables Borrower.

GROUP ONE MORTGAGE LOAN

     Pursuant to a settlement agreement with the Group One Loan lender (the "Group One Settlement Agreement") and in connection with the implementation of the POR, the Company restructured indebtedness of $344.0 million to defer maturity from August 26, 1997 until October 7, 2002 (the "Existing Notes"). The blended interest rate payable on the Existing Notes is 10.67% per annum. In addition, previously accrued and unpaid interest and other charges were capitalized into an accrued interest note in the principal amount of $53.4 million (the "Accrued Interest Note" and the Existing Notes are collectively referred to as the "Group One Notes") bearing interest at a rate of 9% per annum. The Company is required to pay interest on the Group One Notes at the rate of 7.5% during the two year period following the Emergence Date. The difference between the lower rate and the blended contract rate, amounting to $23.8 million (the "Deferral Amount"), will be capitalized into the principal amount of the Accrued Interest Note. The Existing Notes will be amortized on the basis of a 276-month period commencing October 1, 1997. The entire outstanding balance will be due and payable under the Existing Notes on December 7, 2002. The principal amount of the Accrued Interest Note (as increased by the Deferral Amount, as provided above) will be amortized on the basis of a 60-month period commencing October 1, 1997 and mature on October 7, 2002. No principal payments are required to be made on the Existing Notes or the Accrued Interest Note until October 1, 1997.

     The Group One Notes are secured by first mortgages (the "Group One Mortgages") on 31 of the Company's stores and its corporate offices and distribution facility (collectively, the "Group One Stores"). The Group One Notes and the Group One Mortgages are cross-defaulted and cross-collateralized (with the exception of one store that is not cross-collateralized). The Company may obtain the release of a Group One Mortgage from one or more of the stores by prepaying the loan amount allocated to such Group One Store (each, an "Allocation Amount"), together with any applicable prepayment premium. Certain of the Existing Notes may be prepaid in full by the Company by prepaying the aggregate Allocation Amount for Group One Stores in a division of the Company (each, a "Division") that have been allocated to such Existing Note. In certain cases the prepayment of Allocable Amounts for Group One Stores will trigger the obligation to prepay the Allocation Amount for all stores in a Division. In the event that the Company sells one or more of the Group One Stores (other than certain specified stores), and the sale generates "Excess Net Proceeds" (defined as gross proceeds received by the Company, less transfer taxes, the cost of acquiring certain interests in connection with the sale, and other incidental expenses), the Company is required to use such Excess Net Proceeds to renovate, expand or improve one or more of the remaining Group One Stores within 12 months of its receipt thereof. The loan document with respect to the Group One Notes provides for a yield maintenance fee.

     On the occurrence of certain events (including the cessation of operations at any Group One Store, sale of an interest in any Group One Store or granting a lien thereon), the Company may be required to provide additional security acceptable to the Group One Loan Lender or prepay the entire Allocation Amount applicable to the affected Group One Store or prepay the Allocation Amount for all stores in a division if the event affects certain stores within a division. In the event that any person or group other than Zell/Chilmark acquires more than 49% of the outstanding voting stock of the Company, or the Company is merged or consolidated into another corporation and such merger effects a change in control, the Company may be required to prepay the Group One Notes in full, together with any applicable prepayment premium. The loans evidenced by the Group One Notes are without recourse to the Company, except in the event of intentional misrepresentation or an intentional omission of a material fact by the Company concerning the loan documents, or a misapplication of rents or insurance or condemnation proceeds, in which event the loans will become full recourse to the Company. In addition, certain covenants made by the Company concerning hazardous materials at the Group One Stores are with full recourse to the Company. Upon the occurrence of certain Events of Default, including the failure to make a payment under the Group One Notes within three business days from the due date, the failure to perform any monetary obligation under any of the documents securing the Group One Notes which failure is not remedied for three days after notice, or the failure to perform certain other obligations within thirty days, the Group One lender would be permitted to accelerate amounts due under the Group One Notes and exercise its remedies under the Group One Mortgages.

GROUP TWO MORTGAGE LOAN

     Pursuant to a settlement agreement with the Group Two Loan lender (the "Group Two Settlement Agreement") and in connection with the implementation of the POR, the Company restructured $89.7 million of indebtedness with a syndicate of certain financial institutions (the "Group Two Lenders"). The Group Two Settlement Agreement extended the maturities of the $89.7 million principal amount outstanding under an existing note (the "Master Principal Note") for approximately four years. The maturity date of the Master Principal Note is June 30, 1999. The Master Principal Note accrues interest at the rate of LIBOR plus .625% for the period from the Emergence Date until June 30, 1995, and thereafter until maturity at the rate of LIBOR plus 1.25%. As of January 1, 1994, interest had accrued on the Master Principal Note at the rate of 3.875%. The Master Principal Note is amortized on the basis of a 276-month period commencing July 1, 1995; prior to such date no principal payments are due. In addition, previously accrued and unpaid interest on the original note, together with related charges totalling $2.0 million, were capitalized into the Master Capitalized Interest Note in the principal amount of approximately $10.75 million, (the Master Principal Note and the Master Capitalized Interest Note are referred to as the "Group Two Notes"). Interest is payable on the Master Capitalized Interest Note at the rate of 9% per annum from the Emergence Date, and is amortized based on a 36-month period commencing November 2, 1992. Principal is payable in equal monthly installments from such date until the maturity date of October 30, 1995. Subject to certain restrictions, the Company may prepay in whole or in part the outstanding principal balance without paying a prepayment premium.

     The Group Two Notes are secured by first mortgages on nine stores of the Company (the "Group Two Stores"), and the Group Two Lenders hold certain other interests relating to the Group Two Stores. With the exception of certain indemnities among the Company and the Group Two Lenders relating to potential environmental hazards and structural improvements at the Group Two Stores, the loans evidenced by the Group Two Notes are non-recourse to the Company. The Company may obtain the release of mortgages on one or more of the Group Two Stores by prepayment of specified amounts established for each of the stores (together with incidental costs and unpaid loan amounts), subject in certain cases to obtaining the Group Two Lenders' consent. Covenants of the Company include (a) the obligation to make capital expenditures or make payments under the Credit Facility, with the proceeds of the issuance of any additional preferred stock for cash, excluding Preferred Stock under the POR (the "Additional Preferred"); (b) restriction on the payment of any dividends or other distributions to any stockholder, other than the holders of Additional Preferred, who may be paid dividends subject to certain limits; and (c) the requirement to make capital improvements to five Group Two Stores within three years of the Emergence Date, including capital expenditures for the Group Two Stores of at least $700,000 by April 1, 1994. The loans evidenced by the Group Two Notes are cross-defaulted in the event of breach of covenants in the Group Two Notes (including financial covenants contained in the Group One Settlement Agreement and any other documents evidencing subordinated indebtedness of the Company hereinafter entered into). Events of default under the Group Two Notes include events of default under the Credit Facility, Receivables Facility and the Group One Settlement Agreement. A default will occur if any group or person other than Zell/Chilmark acquires more than 48% of the voting stock of the Company, or the Company merges or consolidates in a manner that effects a change in control. In connection with the administration of the loans evidenced by the Group Two Notes, the Group Two Lenders are entitled to receive an annual fee of $20,000.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100 million shares of Common Stock, par value $0.01 per share and 25 million shares of preferred stock, par value $.01 per share. As of January 1, 1994, there were 45,548,917 shares of Common Stock and 880,783 shares of Preferred Stock outstanding.

COMMON STOCK

     General. The holders of the Common Stock are entitled to one vote for each share held of record, voting together with holders of Preferred Stock as one class, on all matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in any assets remaining after satisfaction in full of the prior rights of creditors of the Company and the aggregate liquidation preference of any preferred stock of the Company. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. There generally exist no restrictions on alienability of shares of Common Stock other than those imposed by law on certain holders. See "Security Ownership of Certain Persons."

     Trading Market. The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the trading symbol "CHH."

PREFERRED STOCK

     The Company's Board of Directors has the authority to issue various classes or series of preferred stock having such voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors, all in accordance with the laws of the State of Delaware. Each presently outstanding share of Preferred Stock entitles each holder thereof to one vote per share, voting together with holders of Common Stock as one class, and a liquidation preference (together with shares of preferred stock which are entitled to a preference in liquidation but subsequent to the satisfaction of liquidation preferences ranking senior thereto, if any) of $0.25 per share in any assets remaining after the satisfaction in full of the prior rights of creditors of the Company. Holders of presently outstanding Preferred Stock will be entitled to a dividend of $0.05 per share per year on a non-cumulative basis when, as and if declared by the Company Board of Directors out of assets legally available therefor. The Company does not ever expect to pay a dividend with respect to the Preferred Stock. In addition, restrictions on the Company's ability to pay dividends are imposed pursuant to the terms of the Credit Facility and the Group Two Loan documents and additional restrictions may be imposed by the terms of any preferred stock which may be issued in the future by the Company. The Preferred Stock will be redeemable by the Company at the Company's option at $0.25 per share after the expiration of the Warrants as described below. Until October 8, 1999 (subject to earlier termination under certain circumstances), each share of Preferred Stock is exchangeable at the option of the holder for one Warrant. See "Description of Capital Stock -- Warrants." The Preferred Stock is not listed for trading on any national securities exchange or other national automated quotation system.

WARRANTS

     Each Warrant entitles the holder to purchase one share of Common Stock at any time during the period through and including 5:00 p.m. New York City time on October 8, 1999 (the "Exercise Period") at a purchase price (the "Warrant Price") equal to $17 per share, subject to adjustment from time to time. In the event the market price of the Common Stock equals or exceeds $25.50 for thirty consecutive trading days, the Board of Directors, after April 8, 1995, may, upon 75 days' notice, shorten the Exercise Period to end on a date earlier than October 8, 1999.

     The Warrant Price is subject to adjustment upon the occurrence of certain events, including, among other things, the payment of a stock dividend with respect to Common Stock, the subdivision, combination or reclassification of Common Stock, the merger or consolidation of the Company and the issuance of rights, options, or warrants (other than rights to purchase Common Stock issued to stockholders generally) to acquire Common Stock. No adjustment need be made unless such adjustment would require an increase or decrease of at least 1% in the Warrant Price, provided that any such adjustment which is not made shall be carried forward and taken into account in computing the next Warrant Price adjustment. No holder of Warrants, as such, is entitled to any rights as a stockholder of the Company, including the right to vote or to receive dividends or other distributions with respect to the shares of Common Stock, until such holder has properly exercised the Warrants. The Warrants are listed for trading on the New York Stock Exchange and the Pacific Stock Exchange.

                            DESCRIPTION OF THE NOTES

     The statements under this caption relating to the Notes, an indenture (the "Indenture") dated as of December 21, 1993, between the Company and Continental Bank, National Association, as trustee (the "Trustee") and a Registration Agreement dated as of December 21, 1993 between the Company and the Initial Purchaser for the benefit of holders of the Notes, are summaries and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture or the Registration Agreement, as applicable and are qualified in their entirety by express reference to the Indenture or Registration Agreement, which are filed as Exhibits to the Registration Statement. As used under this caption, the term "Company" refers only to Carter Hawley Hale Stores, Inc. and not to its subsidiaries or affiliates.

GENERAL

     The Notes were issued under the Indenture, and the terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the Indenture (the "Trust Indenture Act"). The Notes are subject to all such terms, and prospective investors are referred to the Indenture and the Trust Indenture Act for a statement of them.

     The Notes bear interest from the date of original issuance at the rate of 6 1/4% per annum (unless such rate has been temporarily or permanently increased under the circumstances described in "Description of the Notes -- Registration Rights" below), payable semi-annually on December 31 and June 30 of each year, commencing June 30, 1994, to holders of record at the close of business on the 15th day of the month of such interest payment date (whether or not a business day). The Notes are due on December 31, 2000 and will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

     The Notes are unsecured obligations of the Company. The Indenture does not contain any financial covenants or restrictions.

REGISTRATION RIGHTS

     In connection with the Original Offering, the Company entered into a Registration Agreement for the benefit of the holders of the Notes, which provided that (i) the Company would, at its cost, within 45 days after the closing of the sale of the Notes (the "Closing"), file a shelf registration statement (the "Shelf Registration Statement") with the Commission with respect to resales of the Notes and the Common Stock issuable upon conversion thereof,
(ii) within 90 days after the Closing, such Shelf Registration Statement would be declared effective by the Commission and (iii) the Company would maintain such Shelf Registration Statement continuously effective under the Securities Act until the third anniversary of the date of the Closing or such earlier date as of which all the Notes or the Common Stock issuable upon conversion thereof have been sold pursuant to such Shelf Registration Statement. If the Company had failed to comply with clause (i) above then, at such time, the per annum interest rate on the Notes would have increased by 25 basis points. Such increase would have remained in effect until the date on which such Shelf Registration Statement was filed, on which date the interest rate on the Notes would have reverted to the interest rate originally borne by the Notes plus any increase in such interest rate pursuant to the following sentence. If the Shelf Registration Statement had not been declared effective as provided in clause
(ii) above, then, at such time and on each date that would have been the successive 30th day following such time, the per annum interest rate on the Notes (which interest rate will be the original interest rate on the Notes plus any increase or increases in such interest rate pursuant to the preceding sentence and this sentence) would have increased by an additional 25 basis points; provided that the interest rate would not have increased by more than 50 basis points pursuant to this sentence. Such increase or increases would have remained in effect until the date on which such Shelf Registration Statement was declared effective, on which date the interest rate on the Notes would have reverted to the interest rate originally borne by the Notes. The Company has satisfied its obligations under clauses (i) and (ii) by filing, and causing the Commission to declare effective, the Registration Statement of which this Prospectus is a part within the specified time periods. Pursuant to clause (iii) above, however, if the Company fails to keep the Shelf Registration Statement continuously effective for the period specified above, then at such time as the Shelf Registration Statement is no longer effective and on each date thereafter that is the successive 30th day subsequent to such time and until the earlier of
(i) the date that the Shelf Registration Statement is again deemed effective or
(ii) the date that is the third anniversary of the Closing or (iii) the date as of which all of the Notes and/or the Common Stock issuable upon conversion thereof are sold pursuant to the Shelf Registration Statement, the per annum interest rate on the Notes will increase by an additional 25 basis points; provided, however, that the interest rate will not increase by more than 50 basis points pursuant to this sentence.

CONVERSION

     The holder of any Note has the right, exercisable at any time after 90 days following the date of original issuance thereof and prior to maturity, to convert the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of Common Stock at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below (the "Conversion Price"), except that if a Note is called for redemption, the conversion right will terminate at the close of business on the tenth business day immediately preceding the date fixed for redemption. Upon conversion, no adjustment or payment will be made for interest or dividends, but if any holder surrenders a Note for conversion after the close of business on the record date for the payment of an installment of interest and prior to the opening of business on the next interest payment date, then, notwithstanding such conversion, the interest payable on such interest payment date will be paid to the registered holder of such Note on such record date. In such event, such Note, when surrendered for conversion, must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the portion so converted. No fractional shares will be issued upon conversion but a cash adjustment will be made for any fractional interest.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision or combination of the outstanding Common Stock; (iii) the issuance to substantially all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as defined; (iv) the distribution of shares of capital stock of the Company (other than Common Stock) to all holders of Common Stock, evidences of indebtedness or other assets (excluding dividends in cash); and (v) the distribution to substantially all holders of Common Stock of rights or warrants to subscribe for securities (other than those referred to in clause (iii) above). In the event of a distribution to substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those referred to in clause
(iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted. No adjustment of the Conversion Price will be made for cash dividends.

     If the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into or transfers or leases all or substantially all its assets to any person, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the Notes would have owned immediately after the transaction if the holders had converted the Notes immediately before the effective date of the transaction.

OPTIONAL REDEMPTION

     The Notes may be redeemed at the option of the Company, in whole or from time to time in part, on and after December 31, 1998, on not less than 15 nor more than 60 days' notice by first class mail, at a redemption price of 100% of the principal amount thereof together with accrued and unpaid interest. If less than all the Notes are to be redeemed, the Trustee will select Notes for redemption pro rata or by lot. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued.

CHANGE IN CONTROL

     In the event of a Change in Control (as defined below), each holder of Notes will have the right, at the holder's option, subject to the terms and conditions of the Indenture, to require the Company to purchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the holder's Notes on the date that is the later of (i) 20 business days after the date of mailing of the notice referred to below, and (ii) 40 business days after the occurrence of such Change in Control (the "Purchase Date") for a purchase price equal to the principal amount thereof, plus accrued and unpaid interest to the Purchase Date.

     Within 20 business days after the occurrence of the Change in Control, the Company shall mail to the Trustee and to each holder (and to beneficial owners as required by law) a notice of the occurrence of the Change in Control, setting forth, among other things, the terms and conditions of, and the procedures required for exercise of the holder's right to require the purchase of such holder's Notes. The Company shall cause a copy of such notice to be published in a daily newspaper of national circulation, which shall be The Wall Street Journal unless it is not then so circulated.

     To exercise the purchase right, a holder must deliver written notice of such exercise to the Paying Agent prior to the close of business on the Purchase Date, specifying the Notes with respect to which the right of purchase is being exercised. Such notice of exercise may be withdrawn by the holder by a written notice of withdrawal delivered to the Paying Agent at any time prior to the close of business on the Purchase Date.

     Under the Indenture, a "Change in Control" means any event by which (i) an Acquiring Person has become such or (ii) Continuing Directors cease to comprise a majority of the Board of Directors, provided that a Change in Control shall not be deemed to have occurred if either (i) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the Conversion Price in effect on such day or (ii) the consideration, in the transaction giving rise to such Change in Control, to the holders of Common Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the NASDAQ National Market System, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the last sale prices of such securities during the ten consecutive trading days commencing with the sixth trading day following consummation of such transaction) is at least 105% of the Conversion Price in effect on the date immediately preceding the closing date of such transaction.

     For purposes of the Indenture, certain defined terms have the following meanings:

     "Acquiring Person" means any Person or group (as defined in Section 13(d)(3) of the Exchange Act) who or which, together with all affiliates and associates (as defined in Rule 12b-2 under the Exchange Act), becomes the beneficial owner of shares of Common Stock of the Company having more than 50% of the total number of votes that may be cast for the election of directors of the Company; provided, however, that an Acquiring Person shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or any Subsidiary of the Company or any entity holding Common Stock of the Company for or pursuant to the terms of any such plan; (iv) Zell/Chilmark Fund, L.P., or (v) any limited partner or Affiliate of Zell/Chilmark Fund, L.P. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 50% or more of the Common Stock of the Company then outstanding; provided, however, that if a Person shall become the beneficial owner of 50% or more of the Common Stock of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the beneficial owner of any additional shares of Common Stock of the Company, then such Person shall be deemed to be an "Acquiring Person."

     "Affiliate of Zell/Chilmark Fund, L.P." means (i) any person which, directly or indirectly, is in control of, is controlled by or is under common control with Zell/Chilmark Fund, L.P. or (ii) any other person who is a director or officer (A) of Zell/Chilmark Fund, L.P., (B) of any subsidiary of Zell/Chilmark Fund, L.P., or (C) of any person described in clause (i) above. For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Continuing Director" means any member of the Board of Directors, while such person is a member of such Board of Directors, who is not an Acquiring Person, or an affiliate or associate of an Acquiring Person or a representative of an Acquiring Person or of any such affiliate or associate and who (a) was a member of the Board of Directors prior to the date of the Indenture, or (b) subsequently becomes a member of such Board of Directors and whose nomination for election or election to such Board of Directors is recommended or approved by resolution of a majority of the Continuing Directors or who is included as a nominee in a proxy statement of the Company distributed when a majority of such Board of Directors consists of Continuing Directors.

     The Company will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable, and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase Notes at the option of the holders upon a Change in Control.

     The Change in Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change in Control purchase feature, however, is not the result of Management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by Management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other similar debt offerings and the terms of such feature result from negotiations between the Company and the Initial Purchaser of the Notes. Change in control provisions are also contained in the Credit Facility.

     If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the required purchase price for all Notes tendered by the holders thereof. The Company's ability to purchase Notes tendered upon a Change in Control may be limited by the terms of its then-existing borrowing and other agreements. No Notes may be purchased if there has occurred and is continuing an Event of Default described below under "Events of Default and Notice Thereof" (other than a default in the payment of the purchase price with respect to such Notes).

SUBORDINATION OF NOTES

     The Notes are (i) subordinate in right of payment to all existing and future Senior Debt, including the indebtedness under the Credit Facility, the Group One Loans, the Group Two Loans, and advances under the Receivables Facility, and (ii) pari passu in right of payment to all existing and future Senior Subordinated Indebtedness. The Indenture does not restrict the amount of Senior Debt or other indebtedness of the Company or any subsidiary of the Company. On January 1, 1994 the Company had approximately $901.7 million of Senior Debt outstanding. The Indenture prohibits the Company from incurring any debt subsequent to the date of the Indenture which is subordinate in right of payment to Senior Indebtedness of the Company and which is not expressly made by the terms of the instrument creating such Indebtedness pari passu with, or subordinate and junior in right of payment to, the Notes.

     The payment of the principal of, interest on or any other amounts due on the Notes is subordinated in right of payment to the prior payment in full of all Senior Debt of the Company. No payment on account of principal of, redemption of, interest on or any other amounts due on the Notes and no redemption, purchase or other acquisition of the Notes may be made unless (i) full payment of amounts then due on all Senior Debt has been made or duly provided for pursuant to the terms of the instrument governing such Senior Debt, and (ii) at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Debt or any agreement pursuant to which any Senior Debt has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Debt being declared due and payable. In addition, the Indenture will provide that if the holders of any Senior Debt notify the Company and the Trustee that a default has occurred giving the holders of such Senior Debt the right to accelerate the maturity thereof, no payment on account of principal, redemption, interest or any other amounts due on the Notes and no purchase, redemption or other acquisition of the Notes will be made for the period (the "Payment Blockage Period") commencing on the date notice is received and ending on the earlier of (A) the date on which such event of default shall have been cured or waived or (B) 180 days from the date notice is received. Notwithstanding the foregoing, only one payment blockage notice with respect to the same event of default or any other events of default existing and known to the person giving such notice at the time of such notice on the same issue of Senior Debt may be given during any period of 360 consecutive days. No new Payment Blockage Period may be commenced by the holders of

Senior Debt during any period of 360 consecutive days unless all events of default which triggered the preceding Payment Blockage Period have been cured or waived. Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company or acceleration of the principal amount due on the Notes because of an Event of Default, all Senior Debt must be paid in full before the holders of the Notes are entitled to any payments whatsoever.

     As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Notes may recover ratably less than general creditors of the Company.

     The payment of the principal of, interest on or any other amounts due on Junior Subordinated Indebtedness is subordinated in right of payment to the prior payment in full of the Notes.

     For purposes of this Prospectus, certain defined terms have the following meanings:

     "Senior Debt" means the principal of, interest on and other amounts due on
(i) Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the Company in compliance with the Indenture, for money borrowed from banks or other financial institutions, including, without limitation, money borrowed under the Credit Facility and any refinancings or refundings thereof; (ii) Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the Company in compliance with the Indenture, which is not Senior Subordinated Indebtedness or Junior Subordinated Indebtedness; and (iii) Indebtedness of the Company under interest rate swaps, caps or similar hedging agreements and foreign exchange contracts, currency swaps or similar agreements. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include: (a) Indebtedness of or amounts owed by the Company for compensation to employees, or for goods or materials purchased in the ordinary course of business, or for services; or (b) Indebtedness of the Company to a subsidiary of the Company.

     "Indebtedness" means, with respect to any person, (i) any obligation of such person to pay the principal of, premium of, if any, interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not a claim for such post-petition interest is allowed in such proceeding), penalties, reimbursement or indemnification amounts, fees, expenses or other amounts relating to any indebtedness and any other liability, contingent or otherwise, of such person
(A) for borrowed money (including instances where the recourse of the lender is to the whole of the assets of such person or to a portion thereof), (B) evidenced by a note, debenture or similar instrument (including a purchase money obligation), including securities, (C) for any letter of credit or performance bond in favor of such person, or (D) for the payment of money relating to a Capitalized Lease Obligation; (ii) any liability of others of the kind described in the preceding clause (i), which the person has guaranteed or which is otherwise its legal liability; (iii) any obligation secured by a Lien to which the property or assets of such person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such person's legal liability; and (iv) any and all deferrals, renewals, extensions and refunding of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i), (ii) or
(iii). The amount of Indebtedness of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, plus the maximum amount of any contingent obligations as described above, in each case at such date.

     "Senior Subordinated Indebtedness" means Indebtedness of the Company (whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the Company) which, pursuant to the terms of the instrument creating or evidencing the same, is subordinate to the Senior Debt and senior in right of payment to the Junior Subordinated Indebtedness in right of payment or in rights upon liquidation.

     "Junior Subordinated Indebtedness" means Indebtedness of the Company (whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the

Company), which, pursuant to the terms of the instrument creating or evidencing the same, is subordinate to the Senior Debt and the Senior Subordinated Indebtedness in right of payment or in rights upon liquidation.

EVENTS OF DEFAULT AND NOTICE THEREOF

     The term "Event of Default" when used in the Indenture means any one of the following: (i) failure of the Company to pay interest for 30 days or principal when due; (ii) failure of the Company to perform any other covenant in the Indenture for 60 days after notice; (iii) default by the Company with respect to its obligation to pay within any applicable grace period principal of or interest on certain other Indebtedness aggregating more than $10,000,000, or the acceleration of such Indebtedness under the terms of the instruments evidencing such Indebtedness; (iv) one or more judgements or decrees are entered against the Company invoking, individually or in the aggregate, a liability of $10,000,000 or more and such judgements or decrees are not vacated, discharged, satisfied or stayed pending appeal within 60 days so as to bring the aggregate liability in respect thereof below the $10,000,000 threshhold; and (v) certain events of bankruptcy or reorganization of the Company or any subsidiary.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of any default (the term "default" to include the events specified above without grace or notice) known to it, give to the holders of Notes notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of Notes. The Indenture requires the Company to certify to the Trustee annually as to whether any default occurred during such year.

     In case an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization) shall occur and be continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by the holders of the Notes), may, and the Trustee shall, upon the request of such holders, declare all unpaid principal and accrued interest on the Notes then outstanding to be due and payable immediately. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, all unpaid principal of and accrued interest on the Notes then outstanding shall be due and payable immediately without declaration or other act on the part of the Trustee or the holders of Notes. Such acceleration may be annulled and past defaults (except, unless theretofore cured, a default in payment of principal of or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes then outstanding, upon the conditions provided in the Indenture.

     The Indenture provides that no holder of a Note may pursue any remedy under the Indenture unless the Trustee shall have failed to act after notice of an Event of Default and request by holders of at least 25% in principal amount of the Notes and the offer to the Trustee of indemnity satisfactory to it; provided, however, that such provision does not affect the right to sue for enforcement of any overdue payment on the Notes.

MODIFICATION AND WAIVER

     The Indenture (including the terms and conditions of the Notes) may be modified or amended by the Company and the Trustee, without the consent of the holder of any Notes, for the purposes of (i) adding to the covenants of the Company for the benefit of the holders of Notes; (ii) surrendering any right or power conferred upon the Company; (iii) providing for conversion rights of holders of Notes in the event of consolidation, merger or sale of all or substantially all of the assets of the Company; (iv) evidencing the succession of another corporation to the Company and the assumption by such successor of the covenants and obligations of the Company thereunder and in the Notes as permitted by the Indenture; (v) reducing the Conversion Price, provided that such reduction will not adversely affect the interests of holders of Notes in any material respect; or (vi) curing any ambiguity or correcting or supplementing any defective provision contained in the Indenture, or making any other provisions which the Company and the Trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Notes in any material respect.

     Modification and amendment of the Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Notes, provided that no such modification or amendment may, without the consent of the holder of each Note affected thereby,
(i) change the stated maturity of the principal of or any installment of interest on, or alter the redemption provisions with respect to, any Note, (ii) reduce the principal of, or rate of interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (v) modify the conversion or subordination provisions of the Indenture in a manner adverse to the holders of the Notes, (vi) reduce the above-stated percentage of holders of Notes necessary to modify or amend the Indenture or
(vii) modify any of the foregoing provisions or reduce the percentage of outstanding Notes necessary to waive any covenant or past default. Holders of not less than a majority in principal amount of the outstanding Notes may waive certain past defaults. See "Events of Default and Notice Thereof." An amendment to the Indenture may not adversely affect the rights under the subordination provisions of the holders of any issue of Senior Debt without the consent of such holders.

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and cancelled upon payment of all the Notes. The Company may terminate all of its obligations under the Indenture, other than its obligation to pay the principal of and interest on the Notes and certain other obligations (including its obligation to deliver shares of Common Stock upon conversion of Notes), at any time, by depositing with the Trustee or a paying agent other than the Company, money or noncallable U.S. Government Obligations (as defined in the Indenture) sufficient to pay all remaining indebtedness on the Notes.

MERGER AND CONSOLIDATION

     The Company may consolidate or merge with any other corporation and the Company may transfer its property and assets substantially as an entirety to any person; provided that (i) the Company is the resulting or surviving corporation, or the successor corporation is a domestic corporation and it assumes, by supplemental indenture, payment of the principal of and interest on the Notes and performance and observance of every covenant of the Indenture, and (ii) immediately before and immediately after giving effect to such transaction, no default or Event of Default shall have occurred and be continuing. Thereafter, all obligations of the Company under the Indenture and the Notes will terminate.

BOOK-ENTRY PROCEDURES

     The Notes may be represented by one or more fully registered notes in global form ("Global Notes") as well as Notes in definitive form registered in the name of individual purchasers or their nominees. Each such Global Note will be deposited with The Depository Trust Company, as Depositary (the "Depositary"), and registered in the name of Cede & Co., as nominee of the Depositary. The following are summaries of certain rules and operating procedures of the Depositary which affect the payment of principal and interest and transfers of interests in the Global Notes.

     The interest of investors in the Notes they elect to hold through the Depositary will be represented through financial institutions acting on their behalf as direct or indirect participants ("Participants") in the Depositary.

     Upon the issuance of a Global Note, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Note to the accounts of institutions that have accounts with such Depositary or its nominee. Ownership of interests in such Global Note will be shown on, and the transfer of those ownership interests will be only through, records maintained by the Depositary (with respect to Participants' interests) and such Participants (with respect to the owners of beneficial interests in such Global
Note). The laws of some jurisdictions may require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial ownership in the Global Notes may be limited.

     So long as the Depositary or its nominee is the registered holder of a Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except under certain circumstances, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Accordingly, each investor owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such investor is not a Participant, on the procedures of the Participant through which such investor owns its interest, to exercise any rights of a holder under the Indenture or such Global Note.

     Payments of principal and interest on the Notes represented by a Global Note registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Note representing such Notes.

     Resales or other transfers between investors holding Notes through the Depositary will be conducted according to the Depositary's rules and procedures applicable to U.S. corporate debt obligations and will settle in next-day funds.

CONCERNING THE TRUSTEE

     Continental Bank, National Association is the Trustee under the Indenture.

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined) and there exists a default with respect to the Notes, it must eliminate such conflict or resign.

     The holders of a majority in principal amount of all outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the Trustee, provided that such direction does not conflict with any rule of law or with the Indenture.

     In case an Event of Default shall occur (and shall not be cured) and holders have notified the Trustee, the Trustee will be required to exercise its powers with the degree of care and skill of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the principal United States federal income tax consequences, under the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations, judicial decisions and administrative rulings promulgated thereunder, all as currently in effect, of the purchase, ownership and disposition of the Notes, but does not purport to be a complete analysis of all potential tax consequences thereof. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof would not alter the tax consequences described herein or that the Internal Revenue Service (the "IRS") would agree with the description of the tax consequences set forth herein. No ruling from the IRS has been or is currently intended to be sought by the Company concerning matters discussed herein. The following discussion is for general information only. The following discussion addresses tax considerations relevant to beneficial owners of Notes that will own Notes as capital assets, and does not address tax considerations relevant to persons or entities in special tax purposes, or any persons or entities subject to special tax rules such as foreign persons or entities, tax exempt entities, insurance companies and financial institutions. PERSONS CONSIDERING PURCHASING NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR TAX CONSEQUENCES OF THEIR ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS AND ANY PROPOSED CHANGES IN APPLICABLE TAX LAWS.

     For purposes of the discussion under "Certain Federal Income Tax Considerations," the term "Holder" refers to the beneficial owner of a Note.

GENERAL

     Interest. Interest on a Note will be taxable to a Holder as ordinary interest income in accordance with the Holder's method of accounting for federal income tax purposes.

     Sale, Exchange or Redemption. A Holder generally will recognize gain or loss on the sale, exchange, redemption or retirement of a Note in an amount equal to the difference between (i) the amount realized from such sale, exchange, redemption or retirement and (ii) the Holder's adjusted tax basis in such Note. To the extent the amount received from such sale, exchange, redemption or retirement is attributable to accrued interest not previously included in income, such amount will not be taken into account in computing the amount of gain or loss, but such amount will be taxable as interest income. Subject to the following discussion of market discount, gain or loss recognized on the sale, exchange, redemption or retirement of a Note will be a capital gain or loss, and will be long-term capital gain or loss if the Holder's holding period is more than one year.

     Market Discount. If a Holder acquires a Note subsequent to its original issuance and the Note's stated redemption price at maturity (in general, its outstanding principal amount) exceeds by more than a de minimis amount the Holder's initial tax basis in the Note, the Holder will be treated as having acquired the Note at a "market discount" equal to such excess. In general, any gain recognized by a Holder upon the disposition of a Note having market discount will be treated as ordinary income to the extent of the market discount that accrued through the date of disposition. Market discount generally accrues on a straight-line basis over the remaining term of a Note except that, at the election of the Holder, market discount will accrue on a constant yield basis. A Holder may elect to include any market discount in income currently as it accrues (either on a straight-line basis or, if the Holder so elects, on a constant yield basis) rather than upon disposition of the Notes, and any amounts so included would increase the Holder's adjusted tax basis in the Note.

     It is anticipated that U.S. Treasury regulations will be issued that will provide that, upon the conversion of a Note having market discount, a Holder will not be required to include any amount in income with respect to accrued market discount not previously included in income as of the date of conversion (except to the extent attributable to cash received in lieu of fractional shares, as described in "Conversion of the Notes" below) but such accrued market discount will carry over to the Common Stock received on conversion and will be treated as ordinary income to the Holder upon the subsequent disposition of the Common Stock.

     A Holder who acquires a Note at a market discount may be required to defer the deduction of all or a portion of any interest paid or accrued on any indebtedness incurred or continued to purchase or carry the Note until the market discount is recognized upon a subsequent disposition of the Note.

Such deferral is not required, however, if the Holder elects to include accrued market discount in income currently (as described above).

     Bond Premium. If a Holder's initial tax basis in a Note exceeds the stated redemption price at maturity of the Note, the Holder will be treated as having acquired the Note with "bond premium" equal to such excess. In no case, however, shall bond premium include any amount attributable to the conversion feature of a Note. In general, the Holder may elect to amortize any bond premium, using a constant yield method, over the remaining term of the Note. However, because the Notes may be redeemed at the option of the Company at a price in excess of their principal amount, a Holder may in certain cases be required to amortize any bond premium based on the earlier call date and the call price payable at that time and thus defer a portion of the amortization.

     The amount of bond premium amortized by an electing Holder during a year will generally reduce the amount required to be included in the Holder's income during that year with respect to interest on the Note and will reduce the Holder's adjusted tax basis in the Note. An election to amortize bond premium will apply to all bonds (other than bonds the interest on which is excludable from gross income) held by the Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the Holder, and is irrevocable without the consent of the IRS.

     Conversion of the Notes. Generally, no gain or loss will be recognized by a Holder on the conversion of a Note into Common Stock, except to the extent of cash received in lieu of fractional shares of Common Stock. Cash received in lieu of a fractional share of Common Stock should generally be treated as payment in exchange for such fractional share, and should result in capital gain or loss measured by the difference between the cash received and the Holder's tax basis in the fractional share. A Holder's adjusted tax basis in shares of Common Stock received upon conversion will be the same as the basis of the Notes exchanged at the time of conversion (reduced by the adjusted tax basis of any fractional share for which the Holder receives a cash payment from the Company), and the holding period of the Common Stock received in the conversion will include the holding period of the Notes converted.

     Adjustments to Conversion Price. Adjustments in the conversion price of the Notes made pursuant to the provisions thereof may result in constructive distributions to Holders of Notes that could be taxable to such Holders as dividends pursuant to Section 305 of the Code.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Under current federal income tax laws, "backup" withholding and information reporting requirements may apply to payments of principal, premium, if any, and interest on the Notes and dividends on the Common Stock and to payments of proceeds of the sale or redemption of the Notes and Common Stock. The Company, its agent, a broker or any paying agent, as the case may be, will be required to withhold from any payment that is subject to backup withholding a tax equal to 31% of such payment if the Holder (i) fails to furnish his or her taxpayer identification number ("TIN"), which, for an individual, is his or her social security number; (ii) furnishes an incorrect TIN; (iii) under certain circumstances, is notified by the IRS that such Holder has failed to properly report payments of interest or dividends; or (iv) under certain circumstances, fails to certify, under penalty of perjury, that such Holder has furnished a correct TIN and has not been notified by the IRS that such Holder is subject to backup withholding for failure to report interest and dividend payments. Furthermore, a Holder that does not provide the Company, its agent, a broker or any paying agent, as the case may be, with the Holder's current TIN may be subject to penalties imposed by the IRS. Certain Holders (including, among others, corporations, tax-exempt organizations and individual retirement accounts) are not subject to the backup withholding and information reporting requirements. Any amount withheld from a payment to a Holder pursuant to the backup withholding rules is allowable as a credit against such Holder's federal income tax liability provided that the required information is provided to the IRS.

     HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THEIR QUALIFICATION FOR EXEMPTION FROM BACKUP WITHHOLDING AND THE PROCEDURE FOR OBTAINING SUCH AN EXEMPTION IF APPLICABLE.

                                SELLING HOLDERS

     The Notes were originally issued and sold by the initial purchaser thereof, in a transaction exempt from the registration requirements of the Securities Act, to persons reasonably believed by such initial purchaser to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act), other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or
(7) under the Securities Act) or in transactions complying with the provisions of Regulation S under the Securities Act. The Selling Holders (which term includes the original holders of the Notes and their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and Common Stock issued upon conversion of the Notes.

     The Company has been informed that the following table sets forth, as of the original issuance of the Notes, the Selling Holders and the respective principal amounts of Notes beneficially owned by each Selling Holder that may be offered pursuant to this Prospectus. None of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates, except as noted below. Because the Selling Holders may offer all or some portion of the Notes or the Common Stock issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Notes or the Common Stock issuable upon conversion thereof that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the original issuance of the Notes in transactions exempt from the registration requirements of the Securities Act.

                                                                       PRINCIPAL AMOUNT
        SELLING HOLDER                                                   OF THE NOTES
        --------------                                                 ----------------
        Fidelity Management & Research...............................    $     21,950
        Franklin Family of Funds.....................................          19,250
        Trust Co. of the West........................................          11,100
        Capital Guardian Trust.......................................           9,000
        Massachusetts Financial Services.............................           7,500
        Oppenheimer Management Corp..................................           7,000
        The President & Fellows of Harvard...........................           7,000
        IDS..........................................................           6,000
        RAS Trading..................................................           5,500
        Keystone Company of Boston...................................           5,000
        Magten Asset Management Corp. ...............................           5,000
        Froley, Revy Inv. Co.........................................           4,000
        Strong Capital Management Inc................................           3,500
        Jem Capital Management.......................................           3,500
        Dean Witter Reynolds.........................................           3,000
        Cargill Financial Markets PLC................................           2,500
        McGlinn Capital Management Inc...............................           2,250
        Bankers Trust Portfolio......................................           2,000
        AON Advisors Inc.............................................           2,000
        Glickenhaus & Co.............................................           1,750
        Delaware Management Company..................................           1,500
        JP Morgan Management Co. ....................................           1,500

                                                                       PRINCIPAL AMOUNT
        SELLING HOLDER                                                   OF THE NOTES
        --------------                                                 ----------------
        Highbridge Capital...........................................    $      1,500
        Cambridge Capital Fund.......................................           1,000
        Columbia Management Company..................................           1,000
        Harris Bank Investment Management Inc. ......................           1,000
        Pacific Mutual Life Insurance................................           1,000
        Wellington/Thorndike.........................................           1,000
        Hamilton Partners............................................           1,000
        Conseco Inc..................................................           1,000
        Longfellow Investment Management.............................             500
        Alexander Group Inc..........................................             500
        First Boston Asset Management................................             500
        Palladin Group LP............................................             500
        Zazove Associates Inc. ......................................             500
        Lord Abbett & Co.............................................             250
        Firebird Limited Partners....................................             150
        Salomon Brothers Inc. .......................................             150
        Nichido Fire and Marine......................................             100
        Paresco Pari Capital.........................................             100
        South Port Associates........................................             100
        S.C. Investments.............................................              50
        RGP Holdings.................................................              50
                                                                         ------------
             Total...................................................    $143,750,000
                                                                         ------------
                                                                         ------------

                              PLAN OF DISTRIBUTION

     The Notes and Common Stock offered hereby may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Notes and Common Stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of Notes and Common Stock for whom they may act as agent. The Selling Holders and any underwriters, broker/dealers or agents that participate in the distribution of Notes and Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Notes and Common Stock by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Notes and Common Stock offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Notes and the Common Stock issuable upon conversion thereof may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Notes or the Common Stock may be listed or quoted at the time of sale,
(ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Notes and the Common Stock is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Notes and Common Stock being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

     To comply with the securities laws of certain jurisdictions, if applicable, the Notes and Common Stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Notes and Common Stock may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

     The Selling Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Notes and Common Stock by the Selling Holders. The foregoing may affect the marketability of the Notes and the Common Stock.

     Pursuant to the Registration Agreement, all expenses of the registration of the Notes and Common Stock will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Holders will pay all underwriting discounts and selling commissions, if any. The Selling Holders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                 LEGAL MATTERS

     The validity of the Notes and the shares of Common Stock issuable upon conversion thereof will be passed upon for the Company by Milbank, Tweed, Hadley & McCloy, Los Angeles, California, counsel to the Company.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the fifty-two week period ended January 30, 1993, have been so incorporated in reliance on the reports of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF ITS AGENTS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----

Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Prospectus Summary....................     3
Investment Considerations.............     9
Use of Proceeds.......................    12
Price Range of Common Stock...........    12
Dividend Policy.......................    13
Capitalization........................    14
Selected Consolidated Financial
  Data................................    15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    18
Business..............................    29
Management............................    43
Security Ownership of Certain
  Persons.............................    45
Indebtedness of the Company...........    46
Description of Capital Stock..........    56
Description of the Notes..............    57
Certain Federal Income Tax
  Considerations......................    65
Selling Holders.......................    68
Plan of Distribution..................    70
Legal Matters.........................    70
Experts...............................    70

$143,750,000

CARTER HAWLEY HALE
STORES, INC.

6 1/4% CONVERTIBLE SENIOR
SUBORDINATED NOTES
DUE 2000

         [LOGO]

PROSPECTUS

DATED           , 1994

                                                [LOGO] PRINTED ON RECYCLED PAPER

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by the Company in connection with the Offering.

        SEC registration fee.......................................................  $ 49,569
        Legal fees and expenses....................................................   300,000
        Accounting fees and expenses...............................................   175,000
        NYSE filing fee............................................................    42,000
        Blue Sky fees and expenses (including counsel fees)........................    10,000
        Printing and engraving fees................................................   200,000
        Miscellaneous expenses.....................................................    23,431
                                                                                     --------
                  Total............................................................  $800,000
                                                                                     --------
                                                                                     --------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 102 of the Delaware General Corporation Law (the "DGCL"), the Company's certificate of incorporation eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability under Section 174 of the DGCL or liability for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. The effect of this provision in the certificate of incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above.

     As permitted by Section 145 of the DGCL, the Company's bylaws provide for indemnification of officers and directors and the Company has entered into an indemnification agreement ("Indemnification Agreement") with each officer and director of the Company (an "Indemnitee"). Under the bylaws and these Indemnification Agreements, the Company must indemnify an Indemnitee to the fullest extent permitted by Delaware Law for losses and expenses incurred in connection with actions in which the Indemnitee is involved by reason of having been a director or officer of the Company. The Company is also obligated to advance expenses an Indemnitee may incur in connection with such actions before any resolution of the action, and the Indemnitee may sue to enforce his or her right to indemnification or advancement of expenses.

     The Company also maintains insurance for its officers and directors against certain liabilities under the Securities Act under an insurance policy, the premiums for which are paid by the Company.

ITEM 16. EXHIBITS

     A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is hereby incorporated by reference herein.

ITEM 17. UNDERTAKINGS

     (A) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (C) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (D) The undersigned registrant hereby undertakes that:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(A)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

     (E) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on this 7th day of January, 1994.

                                      CARTER HAWLEY HALE STORES, INC.

                                      By:        /s/  DAVID L. DWORKIN
                                          -------------------------------------
                                          Name: David L. Dworkin
                                          Title: President and Chief Executive
                                          Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby authorizes David L. Dworkin, Brian L. Fleming and Marc E. Bercoon Esq., and each and any of them, as attorneys-in-fact and agents, with full powers of substitution, to sign on his or her behalf, individually and in the capacities stated below, and to file any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                    TITLE                          DATE
                  ---------                                    -----                          ----
               /s/  SAMUEL ZELL                        Chairman of the Board              January 7, 1994
           -----------------------                          and Director
                 Samuel Zell

            /s/  DAVID L. DWORKIN              President, Chief Executive Officer and     January 7, 1994
           -----------------------             Director (Principal Executive Officer)
              David L. Dworkin

            /s/  BRIAN L. FLEMING              Senior Vice President, Accounting and      January 7, 1994
           -----------------------              Taxes (Principal Accounting Officer
               Brian L. Fleming                   and Principal Financial Officer)

                                                              Director
           -----------------------
           Dr. Leobardo F. Estrada

           /s/  SIDNEY R. PETERSEN                            Director                    January 7, 1994
           -----------------------
             Sidney R. Petersen

           /s/  DENNIS C. STANFILL                            Director                    January 7, 1994
           -----------------------
             Dennis C. Stanfill

                  SIGNATURE                                    TITLE                          DATE
                  ---------                                    -----                          ----
              /s/  TERRY SAVAGE                               Director                    January 7, 1994
           ------------------------
                Terry Savage

            /s/  DAVID M. SCHULTE                             Director                    January 7, 1994
           ------------------------
              David M. Schulte

            /s/  SANFORD SHKOLNIK                             Director                    January 7, 1994
           ------------------------
               Sanford Shkolnik

           /s/  Dr. ROBERT M. SOLOW                           Director                    January 7, 1994
           ------------------------
             Dr. Robert M. Solow

             /s/  JAMES D. WOODS                              Director                    January 7, 1994
           ------------------------
                James D. Woods

                                 EXHIBIT INDEX

EXHIBIT                                                                           SEQUENTIALLY
  NO.                                   DESCRIPTION                               NUMBERED PAGE
- -------     --------------------------------------------------------------------  -------------
   1.1      Purchase Agreement, dated as of December 14, 1993, between Carter
            Hawley Hale Stores, Inc. and Salomon Brothers Inc...................
   4.1      Indenture dated as of December 21, 1993, between Carter Hawley Hale
            Stores, Inc. and Continental Bank, National Association, as Trustee,
            relating to Carter Hawley Hale Stores, Inc.'s 6 1/4% Convertible
            Senior Subordinated Notes due 2000..................................
   4.2      Form of Convertible Senior Subordinated Notes (included in Exhibit
            4.1 to this Registration Statement.)................................
   4.3      Registration Agreement, dated December 21, 1993, between Carter
            Hawley Hale Stores, Inc. and Salomon Brothers Inc...................
   4.4      Amended and Restated Certificate of Incorporation of Carter Hawley
            Hale Stores, Inc.; incorporated by reference to Exhibit 4.2 to Form
            S-8 filed February 17, 1993.........................................
   4.5      Bylaws of Carter Hawley Hale Stores, Inc.; incorporated by reference to Exhibit 3.2 to Form 10-K for the year ended January 30, 1993.....
   5.1      Opinion of Milbank, Tweed, Hadley & McCloy..........................
  23.1      Consent of Price Waterhouse.........................................
  23.2      Consent of Milbank, Tweed, Hadley & McCloy (included in Exhibit
            5.1)................................................................
  25.2      Statement of Eligibility and Qualification under the Trust Indenture
            Act of 1939 of Continental Bank, National Association, as Trustee...
  28.1      Waiver Agreement, dated as of December 8, 1993 by and between Carter
            Hawley Hale Stores, Inc. and First Plaza Group Trust, by its trustee
            Mellon Bank, N.A. ..................................................